  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 1995

                                                  REGISTRATION NO. 33-60461

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                           ENSERCH EXPLORATION, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      TEXAS                           1311                     75-2556975
(STATE OR OTHER         (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
  JURISDICTION OF                CODE NUMBER)            IDENTIFICATION NUMBER)
  INCORPORATION OR
   ORGANIZATION)

        4849 GREENVILLE AVENUE                   M. G. FORTADO, ESQ.
              SUITE 1200                           300 S. ST. PAUL
       DALLAS, TEXAS 75206-4186                  DALLAS, TEXAS 75201
            (214) 369-7893                         (214) 670-2649
     (ADDRESS, INCLUDING ZIP CODE,       (NAME, ADDRESS, INCLUDING ZIP CODE,
  AND TELEPHONE NUMBER, INCLUDING AREA    AND TELEPHONE NUMBER, INCLUDING AREA
   CODE, OF REGISTRANT'S PRINCIPAL           CODE, OF AGENT FOR SERVICE)
         EXECUTIVE OFFICES)


                                --------------

                                   COPIES TO:

   FRED W. FULTON, ESQ.       DAVID N. BROWN, ESQ.          JAMES D. PHYFE, ESQ.
 JACKSON & WALKER, L.L.P.     COVINGTON & BURLING          DAVIS POLK & WARDWELL
  901 MAIN STREET, SUITE    1201 PENNSYLVANIA AVENUE, N.W.  450 LEXINGTON AVENUE
           6000            WASHINGTON, D.C. 20044-2494       NEW YORK, NY 10017
 DALLAS, TEXAS 75202-3797        (202) 662-6000                (212) 450-4000
      (214) 953-6000

                                --------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soonas practicable after this Registration Statement becomes effective.

                                --------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box: [_]

                                --------------

  If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           ENSERCH EXPLORATION, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

 ITEM
 NO.  ITEM NUMBER AND CAPTION IN FORM S-2               LOCATION IN PROSPECTUS
 ---- -----------------------------------               ----------------------
  1.   Forepart of the
       Registration Statement
       and Outside Front Cover
       Page of Prospectus.....             Forepart of Registration Statement; Outside
                                           Front Cover Page of Prospectus
  2.   Inside Front and
       Outside Back Cover
       Pages of Prospectus....             Inside Front Cover Page of Prospectus
  3.   Summary Information,
       Risk Factors and Ratio
       of Earnings to Fixed
       Charges................             Prospectus Summary; Risk Factors
  4.   Use of Proceeds........             Use of Proceeds
  5.   Determination of
       Offering Price.........             Underwriters
  6.   Dilution...............             Not Applicable
  7.   Selling Security
       Holders................             Not Applicable
  8.   Plan of Distribution...             Outside and Inside Front Cover Pages of
                                           Prospectus; Underwriters
  9.   Description of
       Securities to be
       Registered.............             Description of the Capital Stock
 10.   Interests of Named
       Experts and Counsel....             Not Applicable
 11.   Information with
       Respect to the
       Registrant.............             Outside Front Cover Page of Prospectus;
                                           Prospectus Summary; Use of Proceeds; Market
                                           Price of Common Stock and Dividend Policy;
                                           Capitalization; Pro Forma Financial Information;
                                           Selected Financial and Operating Data;
                                           Management's Discussion and Analysis of
                                           Financial Condition and Results of Operations;
                                           Business; Relationship Between EEX and ENSERCH;
                                           The Reorganization; Certain Transactions;
                                           Description of the Capital Stock; Certain
                                           Definitions; Financial Statements
 12.   Incorporation of
       Certain Information by
       Reference..............             Incorporation of Certain Documents by Reference
 13.   Disclosure of
       Commission Position on
       Indemnification for
       Securities Act
       Liabilities............             Not Applicable

                                EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and the other to be used in connection with a concurrent offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical in all respects except for the front cover page.

  The form of the U.S. Prospectus is included herein. The form of the alternate front cover page for the International Prospectus follows the U.S. Prospectus. The front cover page of the International Prospectus included herein is labeled "Alternate Cover Page for International Prospectus."

PROSPECTUS (Subject to Completion)

Issued August 18, 1995

                             20,000,000 Shares



               [LOGO OF ENSERCH EXPLORATION INC. APPEARS HERE]

                                  COMMON STOCK
                                  ------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. OF THE 20,000,000 SHARES OF COMMON STOCK BEING OFFERED, 16,000,000 SHARES ARE BEING OFFERED FOR SALE IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 4,000,000 SHARES ARE BEING OFFERED CONCURRENTLY FOR SALE OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." THE COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "EEX." ON AUGUST 17, 1995, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $13 3/4 PER SHARE. PRIOR TO THIS OFFERING, HOWEVER, ONLY A LIMITED NUMBER OF SHARES HAVE TRADED PUBLICLY. FOR A DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE PRICE OF THE COMMON STOCK IN THIS OFFERING, SEE "UNDERWRITERS."

                                 ------------

   SEE "RISK FACTORS" ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                          PROSPECTIVE INVESTORS.
                                 ------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ------------

                              PRICE $      A SHARE

                                 ------------

                                             UNDERWRITING
                                   PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                    PUBLIC  COMMISSIONS (1) COMPANY (2)
                                   -------- --------------- -----------
Per Share........................    $            $             $
Total(3).........................   $            $             $

------
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  (2) Before deducting expenses payable by the Company estimated at $1,250,000.

  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 3,000,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions
      and proceeds to Company will be $   , $    and $   , respectively. See
      "Underwriters."
                                 ------------
  The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made on or about
           , 1995 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.
                                 ------------
MORGAN STANLEY & CO.
      Incorporated
     BEAR, STEARNS & CO. INC.
          DEAN WITTER REYNOLDS INC.

                                       HOWARD, WEIL, LABOUISSE, FRIEDRICHS

                   SMITH BARNEY INC. Incorporated

     , 1995
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     [Three pages containing maps follow the cover page of the prospectus.

1st Map page
------------
     Enserch Exploration logo appears in upper right hand corner of page.
The page contains the heading "Offshore Gulf of Mexico Leaseholdings and Major Deepwater Plays."

     In the center of the page, there appears a map illustrating the Texas and Louisiana coastlines. The map outlines the following offshore areas in the Gulf of Mexico which border along the Texas coastline starting from the south and continuing northward along the coast to the Louisiana border: South Padre Island, North Padre Island, Mustang Island, Matagorda Island, Brazos, Galveston, and High Island. The map also outlines the following offshore areas in the Gulf of Mexico which border along the Gulf Coast of Louisiana from west to east: West Cameron, East Cameron, Vermilion, South Marsh Island, Eugene Island, Ship Shoal, South Timbalier, Grand Isle, and Main Pass. In addition, the map outlines the following areas from west to east in the Gulf of Mexico: Corpus Christi, East Breaks, Garden Banks, Green Canyon, Ewing Bank, and Mississippi Canyon.

     The map is a representation of various gas and oil leases within the Gulf of Mexico. Enserch Leases are depicted by yellow squares, Dalen Leases are depicted by red squares, and the May 1995 High Bid Blocks are depicted by blue squares. Within the Matagorda Island sector, there are six Dalen Leases and one Enserch Lease. Within the Brazos sector, there are five Dalen Leases and three Enserch Leases. Within the High Island sector, there are seven Enserch Leases. Within the West Cameron sector, there are nine Dalen Leases, five Enserch Leases, and six May 1995 High Bid Blocks. Within the East Cameron sector, there are eight Dalen Leases, nine Enserch Leases, and eight 1995 High Bid Blocks. Within the Vermilion sector, there are six Dalen Leases, three Enserch Leases, and three May 1995 High Bid Blocks. Within the South Marsh Island sector, there are five Dalen Leases and three Enserch Leases. Within the Eugene Island sector, there are two May 1995 High Bid Blocks and one Enserch Lease. Within the Ship Shoal sector, there are two Enserch Leases and eleven Dalen Leases. Within the South Timbalier sector, there are three Dalen Leases, seven Enserch Leases and one May 1995 High Bid Block. Within the Grand Isle sector, there is one Enserch Lease. Within the Main Pass sector, there ar six Dalen Leases, one Enserch Lease, and three May 1995 High Bid Blocks. Within the Garden Banks sector, there are six Enserch Leases. Within the Green Canyon sector, there are eight Enserch Leases and twenty May 1995 High Bid Blocks. Within the Ewing Bank sector, there are two May 1995 High Bid Blocks and one Enserch Lease. Within the Mississippi Canyon sector, there are three Enserch Leases, one Dalen Lease, and one May 1995 High Bid Block.

      The first map page also portrays three enlarged inserts of the Mississippi Canyon, Garden Banks, and Green Canyon regions, each depicting various wells and locations. The following legend, as set forth at the top of the page, is associated with these inserts: a gas well is depicted by a hollow sun; a gas condensate well is depicted by a solid sun; an oil well is depicted by a solid circle; a plugged and abandoned well is depicted by a hollow circle with a cross through it; an abandoned location is depicted by a hollow circle with a diagonal slash through it; a dry hole with oil show is depicted by a hollow half sun; a P&A well with oil show is depicted by a half-filled circle with a cross through it; and a surface location is depicted by a hollow circle.

     The Mississippi Canyon insert appears to the right of the Legend column as a three by three grid containing nine blocks. The first row consists of Block 438, Block 397, and Block 398. The second row consists of Block 482, Block 441, and Block 442. The third row consists of Block 526, Block 485, and Block 486. The map indicates a platform location within Block 482. Within Block 441, the map depicts three gas condensate wells, three gas wells, three plugged and abandoned wells, one dry hole with oil show, and one abandoned location. Block 442 depicts one surface location and one plugged and abandoned well. Block 485 depicts one gas well.

     The Garden Banks insert at the bottom left of the page is depicted as a four by two grid containing eight blocks. The first row of blocks consists of Block 342, Block 343, Block 344, and Block 345, and the second row consists of Block 386, Block 387, Block 388, and Block 389. Each block depicts an area three miles wide. Block 344 depicts one gas condensate well. Block 387 depicts one plugged and abandoned well, one oil well, two surface locations, and two P&A wells with oil shows. Block 388 depicts four oil wells and one surface location.

     Finally, the Green Canyon insert at the bottom right of the page depicts a three by three grid containing nine blocks. The first row consists of Block 209, Block 210, and Block 211. The second row consists of Block 253, Block 254, and Block 255. The third row consists of Block 297, Block 298, and Block 299.
Block 254 depicts three oil wells, one gas condensate well, one plugged and abandoned well, two P&A wells with oil shows, one surface location, and one abandoned location.]

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

[2nd and 3rd Map Pages
----------------------
     On pages 2 and 3, there appears under the heading "Major Producing Properties Onshore Field Locations," a map of most of the 48 contiguous United States with the exception of some of the far northern states and states bordering the east coast. The map is divided into the following three regions: the Gulf Coast, East Texas, and North Central Texas and Other. The map depicts various Enserch onshore field locations with a blue circle and Dalen onshore field locations with a purple circle. The Enserch locations are identified as follows: in the Gulf Coast Region (in the southern half of Texas), locations at Fashing, Sheridan, and Rancho Viejo; in East Texas, locations at Freestone, Tri-Cities, Opelika, Willow Springs, Whelan, and N. Lansing; and in North Central Texas and Other Region, locations at Boonsville, Luther and Hardeman County. The Dalen locations are identified as follows: in the Gulf Coast Region of Texas, locations at Los Indios, Guerra and Provident City, NE; in the Gulf Coast Region of Louisiana, locations at Riceville, Lake Arthur and Turtle Bayou, NE; in the East Texas Region, one location in Texas at Bald Prairie and one location in western Louisiana at Logansport; in the North Central Texas Region, a location at Katz; in southeastern New Mexico, one location at Townsend Deep; in northeast Utah, locations at River Bend and Pleasant Valley; in southwest Wyoming, locations at Fontenelle and Wamsutter, NE; and in Western Oklahoma, one location at Cheyenne.

     Page 2 of these materials also depicts a map under the heading "International Indonesia" of the island of Java, surrounded to the north by the Java Sea, to the east by the Bali Sea, and to the south by the Indian Ocean. There also appears an enlarged insert of the Tuban Block (a north central section of the island). This insert depicts the MUDI #1 Discovery, MUDI #2, MUDI #3, and MUDI #1-ST as three oil wells and one P&A well with oil show.]

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EEX OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF EEX SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES UNDER ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   10
Market Price of Common Stock and Dividend Policy..........................   11
Capitalization ...........................................................   12
Pro Forma Financial Information...........................................   13
Selected Financial and Operating Data.....................................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   28
Management................................................................   49
Security Ownership of Certain Beneficial Owners and Management............   53
Relationship Between EEX and ENSERCH......................................   54
The Reorganization........................................................   55
Certain Transactions......................................................   56
Description of the Capital Stock..........................................   57
Certain United States Tax Consequences to Non-United States Holders.......   58
Underwriters..............................................................   61
Legal Matters.............................................................   64
Experts...................................................................   64
Certain Definitions.......................................................   65
Index to Financial Statements.............................................  F-1

                             AVAILABLE INFORMATION

  EEX is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by EEX can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the New York Stock Exchange ("NYSE"). Reports, proxy statements and other information concerning EEX can be inspected and copied at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

  EEX has filed a Registration Statement with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the distribution of securities described herein (the "Registration Statement"). This Prospectus does not contain all of the information set forth in or incorporated by reference in the Registration Statement. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of a prescribed fee or may be examined without charge at the Public Reference Section of the Commission, Washington, D.C.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Incorporated by reference in this Prospectus as of the date of its filing, and subject in each case to information contained in this Prospectus, are the following documents filed by EEX with the Commission pursuant to the Exchange
Act: (i) EEX's Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (ii) EEX's Quarterly Report on Form 10-Q/A-1 for the fiscal quarter ended March 31, 1995 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995, and (iii) EEX's Current Reports on Form 8-K dated April 13, 1995, June 21, 1995, and August 16, 1995.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  EEX will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents incorporated in this Prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such documents should be directed to M. G. Fortado, Esq., Enserch Exploration, Inc., 300 S. St. Paul, Dallas, Texas 75201, (214) 670-2649.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, references in this Prospectus to (i) historical financial data of EEX reflect EEX following completion of the Reorganization (see "The Reorganization"), (ii) pro forma financial data reflect the preceding, the DALEN Acquisition and the Garden Banks and Green Canyon Transactions (see "Business--Recent Developments") and (iii) pro forma as adjusted financial data reflect the preceding and the issuance of Common Stock offered hereby (assuming no exercise of the U.S. Underwriters' over-allotment option) and the application of the net proceeds therefrom. References to the "Offering" refer to the shares being offered in the United States and Canada by the U.S. Underwriters and the shares being offered concurrently outside the United States and Canada by the International Underwriters. Unless otherwise indicated, references in this Prospectus to reserves, acreage, production, drilling activity and other operating data reflect the combined data of (i) EEX following completion of the Reorganization and the Garden Banks and Green Canyon Transactions and (ii) DALEN. Certain terms relating to the gas and oil industry are defined in "Certain Definitions."

                                  THE COMPANY

  Enserch Exploration, Inc. ("EEX"), a 99.2% owned subsidiary of ENSERCH Corporation ("ENSERCH"), is an independent energy company that has been engaged in the exploration for and the development, production and sale of natural gas and crude oil since 1918. EEX is one of the largest independent exploration and production companies in the United States, with a reserve base of approximately 1,768.2 Bcfe at June 30, 1995. Approximately 77.2% of these reserves on an energy equivalent basis consist of natural gas. EEX has grown through exploration, development and acquisition activities concentrated in major production basins located offshore in the Gulf of Mexico and onshore in East Texas, North Central Texas and the U.S. Gulf Coast.

  EEX's primary objective is to increase production, reserves and cash flows through the full exploitation of its large portfolio of developed and undeveloped acreage. EEX plans to achieve this objective by pursuing the following strategy:

  . Pursue balanced growth through a combination of low risk development projects, high potential exploration activities and strategic acquisitions.

  . Apply technology to development and exploration projects to reduce risks and efficiently produce reserves.

  . Emphasize efficient exploitation of producing properties through low cost operations.

  . Utilize tight sands and subsea operating experience to expand operations both domestically and internationally.

  . Maintain a strong balance sheet to provide flexibility to pursue future growth.

  EEX has extensive experience in reservoir management and believes it has particular competence in the exploitation and development of tight sands reservoirs. EEX's successful completion of subsea development operations in the deep water Gulf of Mexico using bundled flow lines to tie back to conventional shallow water production facilities, coupled with the use of technology such as 3-D seismic, has enabled it to become one of the few independent gas and oil companies to successfully develop deep water Gulf of Mexico reserves as well as operate such fields. EEX's two most recent deep water Gulf of Mexico development projects, the Garden Banks and Green Canyon projects, are currently under development. Initial production from the Garden Banks project is expected to commence in the fourth quarter of 1995 and from the Green Canyon project in the next three to four years. Because of the failure of a vendor-supplied mechanical tool for handling pipe, first production on the Garden Banks project will not be as early as had been anticipated. A section of flexible pipe, which facilitates oil export, was damaged and will be replaced.

  EEX is beginning to realize the benefits of its strategy, as evidenced by the recent developments described below, each of which involves one or more elements of EEX's strategic plan.

RECENT DEVELOPMENTS

  DALEN ACQUISITION

  On June 8, 1995, EEX acquired all the capital stock of DALEN Corporation ("DALEN"), an independent gas and oil company engaged in the exploration for and the development and production of natural gas and crude oil (the "DALEN Acquisition"). Through the DALEN Acquisition, EEX acquired proved reserves totaling 396.8 Bcfe at June 30, 1995, and other assets for a purchase price of $340 million and refinanced DALEN's $115 million of bank debt. The DALEN Acquisition was funded through EEX's $350 million revolving credit facility and a $150 million bridge financing facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." DALEN's activities have been oriented primarily toward natural gas and are concentrated in selected major production regions, including the Gulf Coast, the Gulf of Mexico and the Mid-Continent. DALEN was an attractive acquisition for EEX because several of DALEN's operations are located in fields that are either near or producing from formations from which EEX is also producing. EEX believes that DALEN's property base has significant exploitation and development potential. The DALEN Acquisition is a key step in EEX's growth plan from which EEX expects to realize near term benefits. The geologic similarity and proximity of DALEN's major producing properties to EEX's properties permit EEX to apply its expertise, particularly with respect to tight sands reservoirs, to these properties, from which EEX expects enhanced production and cash flows. The enhanced production capabilities which EEX expects to apply to DALEN's property base have been reflected in an approximately 20 Bcfe increase in proved reserves from the DALEN properties since year-end 1994 estimates. Such increase is based on estimates as of July 1, 1995 by DeGolyer and MacNaughton, independent petroleum consultants ("D&M"). In addition, production from the DALEN properties was 32 Bcfe during the six months ended June 30, 1995. EEX also expects to realize cost savings through the integration of the companies' operations. Synergistic opportunities for operating efficiencies and cost reductions are expected to result in improved financial results for the combined companies.

  GREEN CANYON PROJECT

  On April 25, 1995, EEX and an affiliate of Mobil Corporation ("Mobil") entered into a letter of intent for Mobil to purchase a 40% interest in EEX's Green Canyon project. An affiliate of Reading & Bates Corp. had previously signed a letter of intent to purchase a 20% interest in the project. Upon the completion of these transactions (collectively, the "Green Canyon Transaction"), EEX will own a 40% working interest and remain the operator of the project. D&M has as of March 1, 1995, initially estimated gross reserves, including royalty interests, at the Green Canyon project to be 85.5 MMBbls of oil and 149.5 Bcf of natural gas, of which 49.2 MMBbls of oil and 102.2 Bcf of natural gas are in the proved category. EEX's initial interest in the Green Canyon project proved reserves, excluding royalty interests, amounted to 42.2 MMBbls of oil and 87.8 Bcf of natural gas, for a total of 341.2 Bcfe; after completion of the Green Canyon Transaction, EEX's interest in the Green Canyon project reserves will be 136.5 Bcfe. Based upon its experience and results to date in the Green Canyon project, EEX intends to expand its holdings in this area. On May 10, 1995, EEX, on behalf of its Green Canyon co-venturers, submitted the highest bids on six blocks within ten miles of the proposed location of the Green Canyon production facility and to date has been awarded exploration and development rights on five of them. EEX believes it is advantageously positioned to fully develop its Green Canyon holdings with the backing of its partners, each of which has considerable offshore experience.

  GARDEN BANKS PROJECT

  In April 1995, after evaluating EEX's development plans for Garden Banks Block 388, another affiliate of Mobil exercised its option to acquire a 40% interest in EEX's Garden Banks project (the "Garden Banks Transaction"). The transaction was closed on August 9, 1995. EEX's remaining interest in the Garden Banks reserves, excluding royalty interests, is 20.5 Bcf of proved natural gas reserves and 16.9 MMBbls of proved oil and gas liquids reserves. Both the Garden Banks and Green Canyon Transactions illustrate EEX's strategy of reducing its risk by limiting its working interest participation in high-risk ventures. These arrangements also enabled EEX to reduce its capital commitments with respect to these projects while still participating in the potential rewards from bringing these properties to production.

  INTERNATIONAL OPERATIONS

  EEX is focused on expanding its activities in areas where its experience and technical competencies can be exploited. EEX believes that international exploration and development activities will be an important source of growth. On June 12, 1995, EEX announced the conclusion of a Memorandum of Understanding to form a joint venture with ONGC Videsh Limited, a wholly-owned subsidiary of the Oil & Natural Gas Corporation Limited of New Delhi, India, to explore and develop hydrocarbon resources in India and other countries. Joint ventures such as the one planned with ONGC Videsh Limited are expected to enable EEX to broaden the utilization of its expertise in the exploitation of mature natural gas and oil fields and to develop offshore geologic structures utilizing its experience in subsea completion technology and floating production technology. By combining with co-venturers that have a high degree of knowledge and experience with geologic conditions in their local regions, EEX believes that it can reduce the risks inherent in expanding beyond its core operations in the United States.

  EEX acquired all of its currently owned international properties in June 1995 when it purchased all the international gas and oil operations of ENSERCH, which consisted of concessions in Indonesia, Malaysia and Israel. The Indonesian properties contain proved reserves of 4.1 MMBbls of oil. EEX had previously managed these properties for ENSERCH for several years.

  A major effect of the above-described recent developments has been to increase EEX's net proved reserves. See "Business--Recent Developments." The following table sets forth EEX's net proved reserves at June 30, 1995, and its net production for the year 1994 and present value of estimated future net revenues as of December 31, 1994;

                                   JUNE 30, 1995              1994        DECEMBER 31, 1994
                                NET PROVED RESERVES      NET PRODUCTION     PRESENT VALUE
                            --------------------------- -----------------   OF ESTIMATED
                                      OIL AND                   OIL AND      FUTURE NET
                              GAS   GAS LIQUIDS  TOTAL   GAS  GAS LIQUIDS     REVENUES
                             (BCF)   (MMBBLS)   (BCFE)  (BCF)  (MMBBLS)     (IN MILLIONS)
                            ------- ----------- ------- ----- ----------- -----------------
   EEX(1).................. 1,035.1    56.1     1,371.4  67.1     2.2         $  860.0
   DALEN...................   330.6    11.0       396.8  54.4     2.6            262.0
                            -------    ----     ------- -----     ---         --------
   Pro forma combined...... 1,365.7    67.1     1,768.2 121.5     4.8         $1,122.0
                            =======    ====     ======= =====     ===         ========

--------

(1) Includes reserves of EEX following completion of the Reorganization and the Garden Banks and Green Canyon Transactions.

                                  THE OFFERING

Common Stock offered.............   20,000,000 shares (1)
Common Stock to be outstanding
 after the Offering..............  125,722,787 shares (1)(2)
Use of Proceeds..................  To reduce debt incurred in connection with the DALEN
                                   Acquisition.
NYSE symbol......................  EEX

--------
(1) Assumes the U.S. Underwriters' over-allotment option is not exercised.

(2) Assumes the issuance of 1,113,545 shares of Common Stock in connection with the acquisition of the international gas and oil operations of ENSERCH, which number of shares is subject to adjustment upon completion of this Offering and excludes the 2,000,000 shares of Common Stock issuable under the 1994 Stock Incentive Plan and 500,000 shares issuable under the ENSERCH Employee Stock Purchase and Savings Plan. See "Management," "The Reorganization" and "Certain Transactions." After the Offering, ENSERCH will own beneficially approximately 83.4% of the outstanding Common Stock, (approximately 81.5% assuming the U.S. Underwriters, over-allotment option is exercised in full). See "Security Ownership of Certain Beneficial Owners and Management."

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                  EEX                               PRO FORMA AS ADJUSTED(1)
                          --------------------------------------------------------  ---------------------------
                                                                                                       SIX
                                                                  SIX MONTHS            YEAR         MONTHS
                              YEAR ENDED DECEMBER 31,           ENDED JUNE 30,          ENDED         ENDED
                          ----------------------------------  --------------------  DECEMBER 31,    JUNE 30,
                             1992        1993        1994       1994       1995         1994          1995
                          ----------  ----------  ----------  --------  ----------  -------------- ------------
                                   (IN THOUSANDS, EXCEPT PER SHARE, OPERATING AND RESERVE DATA)
STATEMENT OF INCOME DA-
 TA:
 Gas and oil revenues...  $  170,257  $  187,366  $  177,807  $ 95,001  $   89,380   $   321,098   $    137,632
 Other revenues.........       1,287       2,430       1,333       209         268         1,438            340
                          ----------  ----------  ----------  --------  ----------   -----------   ------------
 Total revenues.........     171,544     189,796     179,140    95,210      89,648       322,536        137,972
 Total expenses.........     172,730     174,611     147,111    75,793      94,053       269,559        142,949
                          ----------  ----------  ----------  --------  ----------   -----------   ------------
 Operating income (loss)
  ......................      (1,186)     15,185      32,029    19,417      (4,405)       52,977         (4,977)
 Income (loss) before
  income taxes..........     (18,175)    (13,358)     11,467     9,737      (6,981)       45,583        (11,575)
 Net income (loss)......     (18,623)     (9,960)     11,801     9,935      (4,538)       30,384         (9,359)
 Net income (loss),
  adjusted to include
  pro forma income taxes
  on partnership
  operations (2)........     (11,754)     (8,692)      7,477     6,318      (4,538)       30,384         (9,359)
 Net income (loss) per
  share (2).............        (.11)       (.08)        .07       .06        (.04)          .24           (.07)
 Weighted average shares
  outstanding...........     105,695     105,695     105,695   105,695     105,695       125,695        125,695
CASH FLOW DATA (IN THOU-
 SANDS):
 Net cash provided by
  operating activities..  $   85,246  $   79,523  $   61,682  $ 43,522  $   37,827   $   171,385   $     59,206
 Net cash used in
  investing activities..     (58,702)   (129,083)   (108,784)  (64,966)   (350,606)     (185,589)       (11,358)
 Net cash provided by
  (used in) financing
  activities............     (25,683)     48,932      46,993    21,614     316,670        26,334         (9,976)
 EBITDA (3).............      92,050     103,794     104,983    60,364      42,139       199,729         69,455
OPERATING DATA:
 Sales volumes:
 Natural gas (Bcf)......        65.2        70.0        67.1      35.4        34.5         121.5           54.9
 Oil and condensate
  (MMBbls)..............         2.3         2.1         2.0       1.0         1.2           4.1            2.0
 NGLs (MMBbls)..........          .5          .3          .2        .1          .2            .7             .3
  Total (Bcfe)..........        82.2        84.9        80.5      42.1        42.7         150.2           69.2
 Average sale prices:
 Natural gas (per Mcf)
  (4)...................  $     1.82  $     2.09  $     2.15  $   2.21  $     1.94   $      2.06   $       1.81
 Oil and condensate (per
  Bbl)..................       19.20       17.24       15.38     15.20       16.98         15.80          17.19
 NGLs (per Bbl).........       13.38       12.09       10.85     10.01       11.01          9.28           9.34
  Total (per Mcfe)......        2.07        2.21        2.21      2.26        2.09          2.14           1.99
 Costs and expenses (per
  Mcfe):
 Production and operat-
  ing (5)...............  $      .36  $      .37  $      .39  $    .37  $      .46   $       .36   $        .49
 Exploration............         .14         .10         .11       .11         .13           .06            .08
 Depreciation and amor-
  tization..............         .93         .92        1.00       .97        1.09          1.03           1.07
 General, administrative
  and other.............         .28         .35         .25       .19         .35           .25            .32
 Taxes, other than in-
  come..................         .19         .19         .16       .16         .18           .15            .11
GAS AND OIL PROVED RE-
 SERVE DATA (AT PERIOD
 END):
 Gas (Bcf)..............     1,101.4     1,086.5     1,041.7                                            1,365.7
 Oil (MMBbls)...........        39.2        39.3        50.6                                               67.1
 Total (Bcfe)...........     1,336.6     1,322.3     1,345.3                                            1,768.2
BALANCE SHEET DATA (AT
 PERIOD END):
 Property, plant and
  equipment--net........  $1,018,403  $1,046,360  $1,254,014            $1,746,210                 $  1,660,910
 Total assets...........   1,068,811   1,111,495   1,381,235             1,841,337                    1,787,337
 Long-term debt,
  including current
  portion (6)...........     266,000     298,000     155,855               503,858                      191,233
 Owners' equity.........     671,706     630,685     736,008               731,333                      989,958

--------
(1) See "Pro Forma Financial Information" included elsewhere in this
    Prospectus.

(2) Net income and per share data for periods prior to 1995 include a pro forma provision for income taxes on partnership operations based on the applicable federal statutory tax rate.

(3) EBITDA is earnings before interest, income taxes, depreciation and amortization, (sale) writedown of inactive pipeline and write-off of gas and oil assets. EBITDA is presented here to provide additional information about EEX's ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDA should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flows as a measure of liquidity.

(4) Approximately 20% of EEX's natural gas sales are under long-term fixed price contracts which generally exceed short-term spot market prices. A significant portion of deliveries under these long-term fixed price contracts are made during the winter heating season. EEX also realized gains from hedging transactions equivalent to $.07 and $.12 per Mcf for the year ended December 31, 1994 and the six months ended June 30, 1995, respectively. Sales from DALEN properties are predominantly in the short-term spot market. DALEN did not hedge its natural gas sales during these periods. As a result, the pro forma average natural gas sales prices for the year ended December 31, 1994 and the six months ended June 30, 1995 were 4% and 7%, respectively, below EEX's historical prices.

(5) Excludes production, severance and ad valorem taxes.

(6) Includes capital lease obligations.

                                 RISK FACTORS

  In addition to the other information set forth elsewhere in this Prospectus, the following factors relating to EEX and the Offering should be considered when evaluating an investment in the shares of Common Stock offered hereby.

UNCERTAINTIES IN ESTIMATING RESERVES AND FUTURE NET CASH FLOWS

  There are numerous uncertainties inherent in estimating quantities and values of gas and oil reserves and in projecting future rates of production and net revenues and the timing of development expenditures, including factors involving reservoir engineering, pricing and both operating and regulatory constraints. The reserve data included in this Prospectus represent estimates only and should not be considered exact. Reserve assessment is a subjective process of estimating the recovery from underground accumulations of natural gas and other hydrocarbons that cannot be measured in an exact way. Accordingly, reserve estimates are often different from the quantities of natural gas and other hydrocarbons ultimately recovered. Any downward adjustment in reserve estimates could adversely affect EEX's future prospects and the market value of its securities.

RESERVE REPLACEMENT UNCERTAINTIES

  EEX's gas and oil exploration, development and production operations involve numerous risks that could result in the failure to find new reserves or fully produce existing reserves. EEX's prospects for growth and profitability depend predominantly on its ability to replace present reserves through exploration, development and acquisition. The rate of production from gas and oil properties generally declines as reserves are depleted. Without successful exploration and development activities or reserve acquisitions, the proved reserves of EEX will decline as gas and oil are produced from its existing proved developed reserves. There can be no assurance that EEX's exploration, development and acquisition activities will result in significant additional reserves or that EEX will continue to be able to drill productive wells at acceptable costs. If prevailing gas and oil prices were to increase significantly, EEX's costs to add reserves could also be expected to increase. While the gradual depletion of producing reserves and the need for recompletion of wells that have multiple reservoirs with limited volume, or workover of wells that develop mechanical problems, is neither unusual nor unexpected in the gas and oil industry, the timing and extent of production declines and recompletion or workover requirements for wells cannot be predicted with any certainty.

EXPLORATION, DEVELOPMENT, PRODUCTION AND SELLING RISKS

  EEX's operations are subject to the risks and uncertainties associated with finding, acquiring and developing gas and oil properties, and producing, transporting and selling gas and oil. EEX incurs significant expenditures in connection with the identification and acquisition of properties and the drilling and completion of wells. EEX's operations may be materially curtailed, delayed or cancelled as a result of numerous factors, including accidents, title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. Various field operating conditions may adversely affect EEX's production from successful wells. Close well supervision and effective maintenance operations can contribute to maximizing production rates over time, but production delays and declines from normal field operating conditions cannot be eliminated and can be expected to affect adversely revenue and cash flow levels to varying degrees. Most wells can be expected to require recompletions or workovers during their productive lives. In addition, EEX's ability to sell its gas and oil production is dependent on the availability and capacity of gas and oil gathering systems, pipelines and other forms of transportation. Federal and state regulation of gas and oil production and transportation, general economic conditions, quality of the hydrocarbons and changes in supply and demand all could materially adversely affect EEX's ability to sell its gas and oil production. See "Business--Sales" and "--Government Regulation."

OPERATING HAZARDS

  EEX's operations are subject to the hazards inherent in the gas and oil industry, including fires, explosions, blow-outs, pipe failures, abnormally pressured formations and environmental accidents such as gas leaks, oil spills, ruptures or discharges of toxic gasses, the occurrence of any of which could result in substantial losses to EEX due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with customary industry practice, EEX maintains insurance against some, but not all, of the hazards described above. There can be no assurance that any insurance will be adequate to cover any losses or liabilities. EEX cannot predict the continued availability of insurance, or availability at commercially acceptable premium levels. See "Business-- Government Regulation."

DEEP WATER RISKS

  EEX's offshore Gulf of Mexico gas and oil reserves include properties located in water depths of 1,400 to 3,400 feet. Drilling operations in these depths are by their nature more difficult than drilling operations conducted in shallower water because they require the application of more advanced drilling technologies, involving a higher risk of technological failure and inevitably resulting in significantly higher drilling costs. EEX's deep water wells are completed utilizing subsea completion techniques that involve the installation of subsea wellheads and the use of bundled flow lines to tie back to production facilities. The installation of these subsea wellheads and bundled flow lines requires the use of advanced remote installation mechanics. Such operations involve a higher risk of encountering mechanical difficulties and equipment failures which, if encountered, could result in significant cost overruns. See "Business--Significant Properties and Exploration and Development Activities-- Gulf of Mexico Region."

EFFECTS OF CHANGES IN GAS AND OIL PRICES AND VOLATILITY OF GAS AND OIL MARKETS

  The revenues generated by EEX's operations are highly dependent upon the prices of, and demand for, gas and oil and the costs of acquiring, developing and producing reserves. Gas and oil prices have historically been volatile and are likely to continue to be volatile in the future. Prices for gas and oil are subject to fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of additional factors that are beyond the control of EEX, including economic conditions in the United States and elsewhere, the world political situation as it affects OPEC, the Middle East and other producing countries, the actions of OPEC, government regulation and taxes, the level of consumer demand, the price and availability of alternative fuels and overall economic development. EEX engages in hedging activities with respect to some of its projected gas and oil production through a variety of financial arrangements designed to protect against price declines, including swaps, collars and futures agreements. To the extent EEX engages in such activities, it may be prevented from realizing the benefits of price increases above the levels of the hedges. Because EEX's reserve base is approximately 77.2% natural gas on an energy equivalent basis, it is more sensitive to fluctuations in the price of natural gas than to fluctuations in the price of oil. Revenues, operating income and net income for EEX closely follow gas and oil prices and production volumes, and the decline in financial results for the six months ended June 30, 1995, as compared with the prior year period is primarily a result of lower natural gas production and prices, partially offset by increases in oil production and prices. EEX follows the full cost method of accounting for gas and oil properties. A decline in gas and oil prices could cause a future write-down of capitalized costs and a non-cash charge against income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview," "--Full Cost Ceiling" and "--Liquidity and Capital Resources--Hedging Activities."

GOVERNMENT REGULATION

   EEX's business is subject to certain federal, state and local laws and regulations relating to the drilling for and production of gas and oil, as well as environmental and safety matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on an increasing number of parties. Because the requirements imposed by such laws and regulations are frequently changed, EEX is unable to predict the effect or cost of compliance with such requirements or their effects on gas and oil use or prices. See "Business--Government Regulation."

ENVIRONMENTAL MATTERS

  EEX believes that its properties and operations are in substantial compliance with applicable environmental laws and regulations. The construction and operation of facilities for drilling, transporting, processing and storing gas and oil are subject to federal, state and local environmental laws and regulations, including those that can impose obligations to clean up hazardous substances at facilities EEX owns or operates or to which it has sent wastes for disposal. In most instances, the applicable regulatory requirements relate to water and air pollution control and solid waste management measures. Environmental regulation can increase the cost of planning, designing, installing and operating such facilities. Expenditures for environmental control equipment and for remediation have not been significant in relation to the results of operations of EEX. EEX believes, however, that it is reasonably likely that the trend in environmental legislation and regulations will continue to be toward stricter standards. See "Business--Government Regulation."

COMPETITION

  The oil and gas industry is highly competitive in all its phases. EEX competes in the acquisition of properties, the search for and development of reserves, the production and sale of oil and gas, and the securing of the labor and equipment required to conduct operations. EEX's competitors include major oil and gas companies, other independent oil and gas concerns and individual producers and operators. Many of these competitors have financial and other resources that substantially exceed those available to EEX. Oil and gas producers also compete with other industries that supply energy and fuel.

CONTROL BY ENSERCH

  After the Offering, ENSERCH will own beneficially approximately 83.4% of the outstanding Common Stock (or approximately 81.5% if the U.S. Underwriters exercise their over-allotment option in full), enabling it to elect all directors of EEX. Through its ability to elect all directors of EEX, ENSERCH will retain the ability to control all matters relating to the management of EEX, the future issuance of Common Stock and other securities of EEX and the payment of dividends on the Common Stock. ENSERCH will also retain effective control over the outcome of all matters upon which EEX shareholders vote. Certain of EEX's directors and officers are also directors and/or officers of ENSERCH or its other subsidiaries. There is no agreement between ENSERCH and any other party, including EEX, that would prevent ENSERCH from acquiring additional Common Stock. See "Relationship between EEX and ENSERCH."

CONFLICTS OF INTEREST

  As a result of ENSERCH's control of EEX, certain conflicts of interest arise in relations between EEX and ENSERCH and its other subsidiaries and affiliates (collectively, the "ENSERCH Companies"), including conflicts with respect to the issuance of Common Stock and other voting securities of EEX, the election of directors of EEX, the payment of dividends by EEX and various transactions between ENSERCH Companies and EEX. For example, certain ENSERCH Companies purchase and market natural gas produced by EEX. The interests of the ENSERCH Companies with respect to the pricing, terms of delivery and other aspects of these transactions are not the same as those of EEX. However, EEX believes that the terms of these transactions have been at least as favorable to EEX as could have been obtained from unaffiliated third parties. A number of specific types of transactions and relationships between EEX and the ENSERCH Companies are contemplated and permitted by Article Eleven of EEX's Restated Articles of Incorporation. For example, Article Eleven permits EEX to enter into contracts with any entity in which ENSERCH has a direct or indirect interest as long as the transaction is authorized or ratified by a majority of the Board of Directors of EEX or a Board committee. In determining whether this majority vote has been achieved, the vote of a director of ENSERCH who is also a director of EEX may be counted toward the authorization or ratification. The nature of the respective businesses of EEX and the ENSERCH Companies may also give rise to conflicts of interest. ENSERCH has advised EEX that it does not currently intend to engage in the acquisition or development of, or exploration for, gas and oil except through its beneficial ownership of Common Stock of EEX. However, as part of ENSERCH's business strategy, it may from time to time acquire businesses primarily engaged in other activities that also include gas and oil operations. In addition, consistent with Article Eleven, an ENSERCH Company may engage in direct competition with EEX without first being obligated to offer the transaction or other opportunity to EEX. See "Relationship Between EEX and ENSERCH--Conflicts of Interest" and "Certain Transactions."

SHARES ELIGIBLE FOR FUTURE SALE

  EEX is authorized to issue additional equity and debt securities, including shares of preferred stock. Under the current rules of the NYSE, EEX may not issue shares of Common Stock equal to 20% or more of the then outstanding shares in connection with any single future transaction, other than a public sale for cash, without shareholder approval. The future sale of a substantial number of shares of Common Stock or preferred stock in the public market could adversely affect the shareholders' equity interest in EEX and the market price of the Common Stock, and their interests in the assets, liabilities, results of operations and cash flows of EEX represented by the issued and outstanding shares of Common Stock may be diluted. The shares of Common Stock sold in the Offering will be eligible for immediate resale in the public market without restriction, except to the extent shares are acquired by an affiliate of EEX. All of the shares of Common Stock owned by the ENSERCH Companies are subject to the resale limitations of Rule 144 adopted under the Securities Act. In general, under Rule 144 as currently in effect, a person who is an "affiliate," as that term is defined under the Securities Act (which term would include the ENSERCH Companies), is entitled to sell, within any three-month period, a number of "restricted" shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock of EEX (approximately 1,260,000 shares immediately after this Offering) or the average weekly trading volume during the four calendar weeks preceding such sale. If EEX or the ENSERCH Companies should sell a substantial amount of Common Stock after the Offering, the prevailing market price of the Common Stock could be adversely affected. The ENSERCH Companies that hold Common Stock have agreed not to sell Common Stock for 180 days after the date of this Prospectus, subject to certain limited exceptions. See "Underwriters" and "Security Ownership of Certain Beneficial Owners and Management."

LIMITED TRADING MARKET

  Prior to the Offering, there has been a limited trading market for the Common Stock. See "Underwriters--Pricing of the Offering." Although the Common Stock is listed on the NYSE, there can be no assurance that an active trading market for the Common Stock will develop subsequent to the Offering. After the completion of the Offering, the market price of the Common Stock may be influenced by many factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of EEX and general economic and other conditions.

                                USE OF PROCEEDS

  The net proceeds to EEX are estimated to be approximately $259 million ($298 million if the U.S. Underwriters' over-allotment option is exercised in full) assuming a public offering price of $13.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds will be used to reduce debt incurred in connection with the DALEN Acquisition. For a description of the terms of the debt to be repaid see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Cash Flows."

                MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock began trading on the NYSE on January 3, 1995, under the symbol "EEX." There were no trades in the Common Stock in any market prior to that date. The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape.

         MONTH OF 1995                             HIGH     LOW
         -------------                            ------- -------
         January................................. $11 1/8 $ 9 3/4
         February................................  10 1/4   9 3/8
         March...................................  10 1/2   9 5/8
         April...................................  13 3/4  10 1/8
         May.....................................  14 3/8  13 1/2
         June....................................  14 7/8  13 1/4
         July....................................  14 3/4  13 1/2
         August (through August 17)..............     14   13 1/2

  A recent reported last sale price per share for the Common Stock on the NYSE is set forth on the cover page of this Prospectus. At August 15, 1995, there were approximately 1,450 holders of record of the Common Stock.

  Prior to the Offering, only a limited number of shares of Common Stock have traded publicly. For a discussion of the factors considered in determining the price of the Common Stock in the Offering, see "Underwriters--Pricing of the Offering."

  No dividends have been paid on the Common Stock and EEX does not anticipate paying any cash dividends in the foreseeable future. EEX instead intends to retain its earnings to support the growth of EEX's business. For example, EEX is engaged in several offshore development projects that will require significant capital investment over the next several years. Future cash dividends will depend on EEX's earnings, capital requirements, financial condition and other factors deemed relevant by the Board of Directors.

  See "Description of Capital Stock--Common Stock" and "--Preferred Stock" for provisions of EEX's Restated Articles of Incorporation and bank revolving credit agreement which could affect the payment of dividends on the Common Stock.

                                 CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of EEX as of June 30, 1995, (a) on an historical basis and (b) on a pro forma basis to reflect the completion of the Garden Banks and Green Canyon Transactions and to give effect to the Offering (at an assumed price per share as set forth on the cover of this Prospectus) and the application of the estimated $259 million of net proceeds therefrom (assuming no exercise of the U.S. Underwriters' over-allotment option). The table below should be read in conjunction with "Business--Recent Developments," "Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Reorganization" and EEX's financial statements and notes thereto included in this Prospectus.

                                                             JUNE 30, 1995
                                                         ----------------------
                                                                     PRO FORMA
                                                            EEX          AS
                                                         HISTORICAL   ADJUSTED
                                                         ----------  ----------
                                                            (IN THOUSANDS)
Short-term debt--temporary advances from ENSERCH.......  $   39,136  $   39,136
                                                         ==========  ==========
Long-term debt:
  Capital lease obligations (1)........................  $  153,858  $   99,858
  Bank revolving credit agreement (2)..................     350,000      91,375
                                                         ----------  ----------
    Total long-term debt...............................     503,858     191,233
                                                         ----------  ----------
Minority interest--subsidiary preferred stock (3)......     150,000     150,000
                                                         ----------  ----------
Preferred stock--authorized 2,000,000 shares, issued to
 subsidiary 15 shares--eliminated in consolidation (3).         --          --
                                                         ----------  ----------
Common shareholders' equity:
  Common stock--$1.00 par value, authorized 200,000,000
   shares, issued and outstanding 105,722,787 shares,
   125,722,787 shares as adjusted......................     105,723     125,723
  Paid in capital......................................     630,494     869,119
  Retained earnings (deficit)..........................      (4,538)     (4,538)
  Unamortized restricted stock compensation............        (346)       (346)
                                                         ----------  ----------
    Total common shareholders' equity..................     731,333     989,958
                                                         ----------  ----------
      Total capitalization.............................  $1,385,191  $1,331,191
                                                         ==========  ==========

--------

(1) Includes current portion of $4.8 million; $54.0 million was repaid on August 9, 1995, in conjunction with the completion of the Garden Banks Transaction. See note (a) to the Unaudited Condensed Pro Forma Financial Statements and "Business--Significant Properties and Exploration and Development Activities--Gulf of Mexico."

(2) Includes current portion of $300 million estimated at June 30, 1995, to be repaid with net proceeds from the Offering.

(3) On August 4, 1995, a subsidiary of EEX completed the private placement of $150 million of adjustable rate redeemable preferred stock that is expected to be redeemed by August 4, 2000. The proceeds were used to purchase $150 million of EEX Adjustable Rate Preferred Stock, Series A, and EEX repaid the $150 million bridge loan obtained for the DALEN Acquisition which was used to repay DALEN's bank debt and reduce advances from ENSERCH. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Cash Flows." In the June 30, 1995 consolidated financial statements, the EEX preferred stock is eliminated, and the subsidiary preferred stock is reflected as minority interest.

                        PRO FORMA FINANCIAL INFORMATION

  The following unaudited condensed pro forma financial statements give effect to the DALEN Acquisition and related financing, the completion of the Garden Banks and Green Canyon Transactions and the Offering (assuming no exercise of the U.S. Underwriters' over-allotment option and including the application of the estimated net proceeds as described under "Use of Proceeds"). See "Business--Recent Developments" and "Use of Proceeds." The unaudited condensed pro forma balance sheet as of June 30, 1995, is based on the historical balance sheet of EEX, which includes the assets acquired and liabilities assumed in the DALEN Acquisition on June 8, 1995. The unaudited condensed pro forma statements of income for the year ended December 31, 1994, and for the six months ended June 30, 1995, assume that the DALEN Acquisition occurred at the beginning of each period presented. The unaudited pro forma, as adjusted, financial information includes the adjustments made to reflect the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

  These unaudited condensed pro forma financial statements should be read in conjunction with the financial statements of EEX and DALEN included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The unaudited condensed pro forma statements of income are not necessarily indicative of the financial results that would have occurred had the above-described events been consummated on the indicated dates, nor are they necessarily indicative of future results.

  EEX has accounted for the DALEN Acquisition as a purchase. All acquired assets, consisting principally of gas and oil properties, and liabilities assumed are being evaluated for purposes of assigning the purchase price. It is anticipated that essentially all of the valuation adjustments will be assigned to gas and oil properties. DALEN followed the successful efforts method of accounting for gas and oil properties, whereby unsuccessful exploratory costs are charged to expense as incurred. Costs applicable to productive wells and development dry holes are capitalized and amortized on the units-of-production method based on estimated proved reserve quantities. EEX follows the full-cost method of accounting for gas and oil properties, whereby all exploratory costs, including costs of both successful and unsuccessful exploratory wells, are capitalized and amortized on the units-of-production method based on estimated proved reserve quantities. For purposes of presenting the unaudited condensed pro forma financial statements of the combined entities, DALEN's statements of operations have been converted to the full-cost method of accounting.

  Although EEX expects to reduce the general and administrative expenses for the combined operations of EEX and DALEN with the elimination of duplicative functions, the full amount of such reduction cannot be reasonably determined at this time.

                           ENSERCH EXPLORATION, INC.

                  UNAUDITED CONDENSED PRO FORMA BALANCE SHEET

                               JUNE 30, 1995

                                                   PRO FORMA       PRO FORMA
                                         EEX     ADJUSTMENTS(A)   AS ADJUSTED
                                      ---------- --------------   -----------
                                                       (IN THOUSANDS)
ASSETS
Current assets:
  Cash and equivalents..............  $    4,125   $  31,300 (a)  $   35,425
  Accounts receivable--trade........      34,924                      34,924
  Accounts receivable--affiliates...      18,603                      18,603
  Other.............................      13,437                      13,437
                                      ----------   ---------      ----------
    Total...........................      71,089      31,300         102,389
                                      ----------   ---------      ----------
Net property, plant and equipment...   1,746,210     (85,300)(a)   1,660,910
                                      ----------   ---------      ----------
Other assets........................      24,038                      24,038
                                      ----------   ---------      ----------
    Total...........................  $1,841,337   $ (54,000)     $1,787,337
                                      ==========   =========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable--trade...........  $   73,024   $              $   73,024
  Temporary advances--ENSERCH
   Companies (net)..................      39,136                      39,136
  Current portion of bank revolving
   credit agreement.................     300,000    (258,625)(b)      41,375
  Current portion of capital lease
   obligations......................       4,760                       4,760
  Other.............................      16,914                      16,914
                                      ----------   ---------      ----------
    Total...........................     433,834    (258,625)        175,209
                                      ----------   ---------      ----------
Bank revolving credit agreement.....      50,000                      50,000
                                      ----------   ---------      ----------
Capital lease obligations...........     149,098     (54,000)(a)      95,098
                                      ----------   ---------      ----------
Deferred income taxes...............     289,798                     289,798
                                      ----------   ---------      ----------
Other liabilities...................      37,274                      37,274
                                      ----------   ---------      ----------
Minority interest--subsidiary
 preferred stock....................     150,000                     150,000
                                      ----------   ---------      ----------
Common shareholders' equity.........     731,333     258,625 (b)     989,958
                                      ----------   ---------      ----------
    Total...........................  $1,841,337   $ (54,000)     $1,787,337
                                      ==========   =========      ==========

                                                     (footnotes on page 18)

                           ENSERCH EXPLORATION, INC.

               UNAUDITED CONDENSED PRO FORMA STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994

                                                                PROPERTIES
                                        EFFECT OF                DIVESTED   PRO FORMA       PRO      OFFERING     PRO FORMA
                            EEX     REORGANIZATION(C)  DALEN    IN 1994(D) ADJUSTMENTS     FORMA    ADJUSTMENTS  AS ADJUSTED
                          --------  ----------------- --------  ---------- -----------    --------  -----------  -----------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Natural gas...........  $144,550                    $115,593   $(10,271)                $249,872                $249,872
  Oil and condensate....    30,880                      45,814    (11,677)                  65,017                  65,017
  Natural gas liquids...     2,377                       5,240     (1,408)                   6,209                   6,209
  Other.................     1,333                       2,341     (2,236)                   1,438                   1,438
                          --------                    --------   --------                 --------                --------
    Total...............   179,140                     168,988    (25,592)                 322,536                 322,536
                          --------                    --------   --------                 --------                --------
Costs and expenses:
  Production and
   operating............    31,667          (704)       32,008     (9,558)                  53,413                  53,413
  Exploration...........     9,136                      24,886        (22)   (24,864)(e)     9,136                   9,136
  Depreciation and
   amortization.........    80,819          (511)      101,151    (14,826)   (12,581)(e)   154,052                 154,052
  Sale of inactive
   pipeline.............    (7,551)                                                         (7,551)                 (7,551)
  General,
   administrative and
   other................    19,807           500        18,057       (598)                  37,766                  37,766
  Taxes, other than
   income taxes.........    13,233                      11,525     (2,015)                  22,743                  22,743
                          --------       -------      --------   --------   --------      --------                --------
    Total...............   147,111          (715)      187,627    (27,019)   (37,445)      269,559                 269,559
                          --------       -------      --------   --------   --------      --------                --------
Operating income (loss).    32,029           715       (18,639)     1,427     37,445        52,977                  52,977
Other income
 (expense)--net.........      (314)                      2,845     (2,280)                     251                     251
Interest income.........       671         6,211         3,656                (3,656)(f)     6,882                   6,882
Interest expense........   (20,919)       21,276        (6,002)              (25,848)(f)   (31,493)    16,966(b)   (14,527)
                          --------       -------      --------   --------   --------      --------    -------     --------
Income (loss) before
 income taxes...........    11,467        28,202       (18,140)      (853)     7,941        28,617     16,966       45,583
Income taxes (benefit)..      (334)       14,195       (15,206)      (299)    10,905(g)      9,261      5,938(g)    15,199
                          --------       -------      --------   --------   --------      --------    -------     --------
Net income (loss).......  $ 11,801       $14,007      $ (2,934)  $   (554)  $ (2,964)     $ 19,356    $11,028     $ 30,384
                          ========       =======      ========   ========   ========      ========    =======     ========
Pro forma information:
  Income (loss) before
   income taxes.........  $ 11,467
  Income taxes
   (including income
   taxes on partnership
   operations)..........     3,990
                          --------
  Net income............  $  7,477
                          ========
Net income per share....  $    .07                                                                                $    .24
                          ========                                                                                ========
Weighted average shares
 outstanding............   105,695                                                                                 125,695
                          ========                                                                                ========

                                                     (footnotes on page 18)

                           ENSERCH EXPLORATION, INC.

               UNAUDITED CONDENSED PRO FORMA STATEMENT OF INCOME

                      SIX MONTHS ENDED JUNE 30, 1995

                                              PRO FORMA                 OFFERING     PRO FORMA
                            EEX    DALEN(H)  ADJUSTMENTS    PRO FORMA  ADJUSTMENTS  AS ADJUSTED
                          -------  --------  -----------    ---------  -----------  -----------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Natural gas ..........  $67,008  $ 32,359   $             $ 99,367     $           $ 99,367
  Oil and condensate....   20,677    14,451                   35,128                   35,128
  Natural gas liquids...    1,695     1,442                    3,137                    3,137
  Other.................      268        72                      340                      340
                          -------  --------                 --------                 --------
    Total...............   89,648    48,324                  137,972                  137,972
                          -------  --------                 --------                 --------
Costs and expenses:
  Production and
   operating............   19,543    14,137                   33,680                   33,680
  Exploration...........    5,474     4,333     (4,333)(e)     5,474                    5,474
  Depreciation and
   amortization.........   46,547    33,494     (5,787)(e)    74,254                   74,254
  General,
   administrative and
   other................   14,743     7,052                   21,795                   21,795
  Taxes, other than
   income...............    7,746                              7,746                    7,746
                          -------  --------   --------      --------                 --------
    Total...............   94,053    59,016    (10,120)      142,949                  142,949
                          -------  --------   --------      --------                 --------
Operating income (loss).   (4,405)  (10,692)    10,120        (4,977)                  (4,977)
Other income (expense)-
 net....................       (3)      181                      178                      178
Interest income.........    1,026       252       (252)(f)     1,026                    1,026
Interest expense........   (3,599)   (3,504)    (9,182)(f)   (16,285)     8,483(b)     (7,802)
                          -------  --------   --------      --------     ------      --------
Income (loss) before
 income taxes...........   (6,981)  (13,763)       686       (20,058)     8,483       (11,575)
Income taxes (benefit)..   (2,443)   (4,817)     2,075 (g)    (5,185)     2,969(g)     (2,216)
                          -------  --------   --------      --------     ------      --------
Net income (loss).......  $(4,538) $ (8,946)  $ (1,389)     $(14,873)    $5,514      $ (9,359)
                          =======  ========   ========      ========     ======      ========
Net income (loss) per
 share..................  $  (.04)                                                   $   (.07)
                          =======                                                    ========
Weighted average shares
 outstanding............  105,695                                                     125,695
                          =======                                                    ========

          NOTES TO UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

(a) Adjusts the EEX balance sheet to reflect the completion of the Garden Banks and Green Canyon Transactions.

                                                                 (IN THOUSANDS)
   Adjustments to gas and oil properties:
     Completion of Garden Banks and Green Canyon Transactions:
       Reduction of capital lease obligations...................    $(54,000)
       Cash receipts............................................     (31,300)
                                                                    --------
         Total..................................................    $(85,300)
                                                                    ========

  Property and capital lease obligations were reduced by $54 million as of August 9, 1995, when an affiliate of Mobil completed the acquisition of a partial interest in the Garden Banks project. Also, as consideration for the sale of partial interests in the Garden Banks and Green Canyon projects, EEX expects to receive cash of $31.3 million, an interest in a gas and oil property and future work commitments related to the projects. The cash consideration will be recorded as a reduction of the carrying value of gas and oil properties. The conveyance of an interest in the gas and oil property and the future work commitments do not require recording in the financial statements of EEX.

(b) Adjusts the EEX balance sheet to reflect the assumed sale of the Common Stock offered hereby and use of the estimated net proceeds therefrom (assuming no exercise of the U.S. Underwriters' over-allotment option) to reduce debt incurred in connection with the DALEN Acquisition.

(c) Adjusts the 1994 EEX income statement for the effects of the Reorganization (see "The Reorganization") that are expected to have a continuing impact on operations as follows:

                                                                 (IN THOUSANDS)
                                                                 --------------
Effects of changes in lease terms(1):
  Operating expenses............................................    $   704
  Depreciation and amortization.................................        511
  Interest expense..............................................        357
Management cost allocation from ENSERCH(2)......................       (500)
Interest income on notes receivable--ENSERCH Companies(3).......      6,211
Eliminate interest expense on long-term borrowings from ENSERCH
 Companies(4)...................................................     20,919
                                                                    -------
    Income before income tax....................................     28,202
                                                                    -------
Income tax expense on (5):
  Partnership operations........................................      4,324
  Income before income tax adjustments above....................      9,871
                                                                    -------
    Total income taxes..........................................     14,195
                                                                    -------
Net income......................................................    $14,007
                                                                    =======

  (1) ENSERCH Companies assumed EEX's interests in and obligations related to certain offshore equipment and facilities leases, and EEX entered into subleases for the equipment and facilities with ENSERCH Companies.

  (2) To provide for the management cost allocation to be charged by ENSERCH for management of certain services. EEX is charged for indirect costs (principally general and administrative costs) applicable to gas and oil operations. Prior to July 1, 1994, EEX was not charged for management by ENSERCH of its operations, including supervision of finance, accounting, tax and legal functions. EEX is charged approximately $1 million annually to cover the cost of these functions. See "Certain Transactions" and Note 6 of Notes to Financial Statements of EEX included in this Prospectus.

  (3) To include interest income on the notes receivable--ENSERCH Companies at average balances at 7.5% interest per annum.

                                                   (footnotes on next page)

  (4) To eliminate interest expense on long-term borrowings from ENSERCH Companies that were not assumed by EEX.

  (5) To provide for income taxes on income before income tax adjustments at the applicable statutory federal rate and to provide income taxes on partnership operations. See Note 3 of Notes to Financial Statements of EEX for the year ended December 31, 1994 included in this Prospectus.

(d) Eliminates revenues, expenses and a gain of $2.3 million in other income, all as attributable to properties divested by DALEN in the third quarter of 1994.

(e) Adjusts the DALEN statements of operations from the successful efforts to the full-cost method of accounting for gas and oil properties by eliminating DALEN's exploratory costs from Costs and Expenses and adjusting depreciation and amortization as follows:

                                                    YEAR ENDED    SIX MONTHS
                                                   DECEMBER 31, ENDED JUNE 30,
                                                       1994          1995
                                                   ------------ --------------
                                                         (IN THOUSANDS)
   Eliminate successful efforts depreciation and
    amortization..................................   $(86,325)     $(33,494)
   Add full cost amortization.....................     73,744        27,707
                                                     --------      --------
     Net..........................................   $(12,581)     $ (5,787)
                                                     ========      ========

   DALEN's operations have been included in EEX's statement of income since June 8, 1995, the date of acquisition. The adjustment for 1995 above is for the year to date period prior to the date of acquisition.

(f) Adjusts interest income and interest expense to reflect EEX's financing of a portion ($155 million) of the DALEN purchase price and refinancing of DALEN bank debt in connection with the DALEN Acquisition.

(g) Provides income taxes on pro forma adjustments to income before income taxes at the applicable statutory federal rate of 35%. Eliminates Section 29 tight sands gas tax credits and permanent differences recorded by DALEN and reduces state income taxes incurred by DALEN to the rate applicable to the ENSERCH Companies; the eliminations and reductions total $8.1 million for the year ended December 31, 1994, and $1.8 million for the six months ended June 30, 1995.

(h) Adjusts for DALEN's results of operations for the year to date period prior to June 8, 1995, the date of acquisition. EEX's results include DALEN's operations from the date of acquisition.

                  SELECTED FINANCIAL AND OPERATING DATA

  The following tables set forth selected historical and pro forma as adjusted financial data for EEX. The historical financial data for the six months ended June 30, 1995 and 1994, are unaudited and have been derived from the consolidated financial statements of EEX. In the opinion of Management, the financial data for the six months ended June 30, 1995 and 1994, include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the information set forth herein. This information is not necessarily indicative of EEX's future performance. The following information should be read in conjunction with the financial statements of EEX and "Pro Forma Financial Information" included in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Reorganization" and "Certain Transactions."

                                                                                                  PRO FORMA AS ADJUSTED
                                                                                                  ---------------------
                                                        EEX
                         -----------------------------------------------------------------------                 SIX
                                                                                 SIX MONTHS           YEAR      MONTHS
                                     YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,        ENDED      ENDED
                         ---------------------------------------------------  ------------------  DECEMBER 31, JUNE 30,
                           1990       1991      1992      1993       1994       1994      1995        1994       1995
                         ---------  --------  --------  ---------  ---------  --------  --------  ------------ --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DA-
 TA:
 Natural gas revenues..   $142,850  $123,438  $118,639   $146,355   $144,550   $78,417   $67,008    $249,872   $ 99,367
 Oil and condensate
  revenues.............     64,913    54,034    45,064     36,863     30,880    15,743    20,677      65,017     35,128
 Natural gas liquids
  revenues.............      2,163     1,999     6,554      4,148      2,377       841     1,695       6,209      3,137
 Other revenues........        336     1,489     1,287      2,430      1,333       209       268       1,438        340
                         ---------  --------  --------  ---------  ---------  --------  --------   ---------   --------
  Total revenues.......    210,262   180,960   171,544    189,796    179,140    95,210    89,648     322,536    137,972
                         ---------  --------  --------  ---------  ---------  --------  --------   ---------   --------
 Production and
  operating expenses...     34,706    35,080    29,560     31,404     31,667    15,612    19,543      53,413     33,680
 Exploration...........     11,993    12,253    11,164      8,668      9,136     4,534     5,474       9,136      5,474
 Depreciation and
  amortization.........     72,711    73,679    76,742     78,418     80,819    40,930    46,547     154,052     74,254
 (Sale) write-down of
  inactive pipeline....                         16,500                (7,551)                         (7,551)
 Write-down of gas and
  oil properties.......        274    53,100               10,191
 General,
  administrative and
  other................     37,247    23,618    23,149     29,980     19,807     7,944    14,743      37,766     21,795
 Taxes, other than in-
  come.................     16,513    17,320    15,615     15,950     13,233     6,773     7,746      22,743      7,746
                         ---------  --------  --------  ---------  ---------  --------  --------   ---------   --------
  Total expenses.......    173,444   215,050   172,730    174,611    147,111    75,793    94,053     269,559    142,949
                         ---------  --------  --------  ---------  ---------  --------  --------   ---------   --------
 Operating income
  (loss) ..............     36,818   (34,090)   (1,186)    15,185     32,029    19,417    (4,405)     52,977     (4,977)
 Other income (ex-
  pense)--net..........        (87)    6,002        (6)                 (314)       17        (3)        251        178
 Interest income.......      2,899     3,220     3,692      2,041        671       188     1,026       6,882      1,026
 Interest expense......    (10,659)  (19,981)  (20,675)   (30,584)   (20,919)   (9,885)   (3,599)    (14,527)    (7,802)
                         ---------  --------  --------  ---------  ---------  --------  --------   ---------   --------
 Income (loss) before
  income taxes.........     28,971   (44,849)  (18,175)   (13,358)    11,467     9,737    (6,981)     45,583    (11,575)
 Income taxes (bene-
  fit).................        904       (45)      448     (3,398)      (334)     (198)   (2,443)     15,199     (2,216)
                         ---------  --------  --------  ---------  ---------  --------  --------   ---------   --------
 Net income (loss).....  $  28,067  $(44,804) $(18,623) $  (9,960) $  11,801  $  9,935  $ (4,538)  $  30,384   $ (9,359)
                         =========  ========  ========  =========  =========  ========  ========   =========   ========
 Pro Forma Information:
 Income (loss) before
  income taxes.........  $  28,971  $(44,849) $(18,175) $ (13,358) $  11,467  $  9,737
 Income taxes (benefit)
  (including pro forma
  income taxes on
  partnership
  operations)..........      9,851   (17,015)   (6,421)    (4,666)     3,990     3,419
                         ---------  --------  --------  ---------  ---------  --------
 Net income (loss).....  $  19,120  $(27,834) $(11,754) $  (8,692) $   7,477  $  6,318
                         =========  ========  ========  =========  =========  ========
 Net income (loss) per
  share (pro forma for
  periods prior to
  1995)................  $     .18  $   (.26) $   (.11) $    (.08) $     .07  $    .06  $   (.04)  $     .24   $   (.07)
                         =========  ========  ========  =========  =========  ========  ========   =========   ========
 Weighted average
  shares outstanding...    105,695   105,695   105,695    105,695    105,695   105,695   105,695     125,695    125,695
                         =========  ========  ========  =========  =========  ========  ========   =========   ========
CASH FLOW DATA:
 Net cash provided by
  operating activities.  $  84,918  $ 68,253  $ 85,246  $  79,523  $  61,682  $ 43,522  $ 37,827   $ 171,385   $ 59,206
 Net cash used in
  investing activities
  (1)..................   (120,600)  (97,657)  (58,702)  (129,083)  (108,784)  (64,966) (350,606)   (185,589)   (11,358)
 Net cash provided by
  (used in) financing
  activities (1).......     35,794    29,244   (25,683)    48,932     46,993    21,614   316,670      26,334     (9,976)
 EBITDA (2)............    109,716    98,691    92,050    103,794    104,983    60,364    42,139     199,729     69,455

                                                 (table continued on next page)

                                                                                       PRO FORMA AS ADJUSTED
                                                                                       ---------------------
                                                      EEX
                          ------------------------------------------------------------                SIX
                                                                         SIX MONTHS        YEAR      MONTHS
                                    YEAR ENDED DECEMBER 31,            ENDED JUNE 30,     ENDED      ENDED
                          -------------------------------------------- --------------- DECEMBER 31, JUNE 30,
                            1990     1991     1992     1993     1994    1994    1995       1994       1995
                          -------- -------- -------- -------- -------- ------ -------- ------------ --------
OPERATING DATA:
 Sales volumes:
 Natural gas (Bcf)......  $   76.8 $   70.0 $   65.2 $   70.0 $   67.1 $ 35.4 $   34.5    $121.5    $   54.9
 Oil and condensate
  (MMBbls)..............       2.9      2.7      2.3      2.1      2.0    1.0      1.2       4.1         2.0
 Natural gas liquids
  (MMBbls)..............        .1       .1       .5       .3       .2     .1       .2        .7          .3
  Total (Bcfe)..........      95.0     86.7     82.2     84.9     80.5   42.1     42.7     150.2        69.2
 Average sales prices:
 Natural gas (per Mcf)
  (3)...................  $   1.86 $   1.76 $   1.82 $   2.09 $   2.15 $ 2.21 $   1.94    $ 2.06    $   1.81
 Oil and condensate (per
  Bbl)..................     22.36    20.35    19.20    17.24    15.38  15.20    16.98     15.80       17.19
 Natural gas liquids
  (per Bbl).............     16.26    17.54    13.38    12.09    10.85  10.01    11.01      9.28        9.34
  Total (per Mcfe)......      2.21     2.07     2.07     2.21     2.21   2.26     2.09      2.14        1.99
 Costs and expenses (per
  Mcfe):
 Production and
  operating (4).........  $    .37 $    .40 $    .36 $    .37 $    .39 $  .37 $    .46    $  .36    $    .49
 Exploration............       .13      .14      .14      .10      .11    .11      .13       .06         .08
 Depreciation and
  amortization..........       .77      .85      .93      .92     1.00    .97     1.09      1.03        1.07
 General, administrative
  and other.............       .39      .27      .28      .35      .25    .19      .35       .25         .32
 Taxes, other than
  income................       .17      .20      .19      .19      .16    .16      .18       .15         .11
GAS AND OIL PROVED
 RESERVE DATA
 (AT PERIOD END):
 Gas (Bcf)..............   1,224.1  1,168.1  1,101.4  1,086.5  1,041.7                               1,365.7
 Oil (MMBbls)...........      31.1     40.0     39.2     39.3     50.6                                  67.1
  Total (Bcfe)..........   1,410.7  1,408.1  1,336.6  1,322.3  1,345.3                               1,768.2
BALANCE SHEET DATA (AT
 PERIOD END,
 IN MILLIONS EXCEPT PER
 SHARE DATA):
 Property, plant and
  equipment--net........  $1,085.1 $1,056.2 $1,018.4 $1,046.4 $1,254.0        $1,746.2              $1,660.9
 Total assets...........   1,156.7  1,126.7  1,068.8  1,111.5  1,381.2         1,841.3               1,787.3
 Capital lease
  obligations (5).......                                         155.9           153.9                  99.9
 Long-term debt (5).....     202.0    234.0    266.0    298.0                    350.0                  91.4
 Owners' equity.........     797.3    721.4    671.7    630.7    736.0           731.3                 990.0
 Owners' equity per
  share.................                                          6.96            6.92                  7.87

--------

(1) Pro forma cash flow amounts exclude the $332.9 million acquisition of DALEN and the refinancing of its $115 million of bank debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Cash Flows."

(2) EBITDA is earnings before interest, income taxes, depreciation and amortization, (sale) writedown of inactive pipeline and write-off of gas and oil assets. EBITDA is presented here to provide additional information about EEX's ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDA should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flows as a measure of liquidity.

(3) Approximately 20% of EEX's natural gas sales are under long-term fixed price contracts which generally exceed short-term spot market prices. A significant portion of deliveries under these long-term fixed price contracts are made during the winter heating season. EEX also realized gains from hedging transactions equivalent to $.07 and $.12 per Mcf for the year ended December 31, 1994 and the six months ended June 30, 1995, respectively. Sales from DALEN properties are predominantly in the short-term spot market. DALEN did not hedge its natural gas sales during these periods. As a result, the pro forma average natural gas sales prices for the year ended December 31, 1994 and the six months ended June 30, 1995 were 4% and 7%, respectively, below EEX's historical prices.
(4) Excludes production, severance and ad valorem taxes.

(5) Including current portion.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  EEX has been engaged in the exploration for and the development, production and sale of natural gas and crude oil since 1918. On December 30, 1994, EEX succeeded to the gas and oil business of EP through the Reorganization. All references to 1994 and prior periods in this discussion reflect the results of EEX, after giving effect to the Reorganization. See "The Reorganization", "Certain Transactions" and the financial statements of EEX in this Prospectus. The pro forma as adjusted financial information gives effect to the completion of the Garden Banks and Green Canyon Transactions, and the Offering. See "Pro Forma Financial Information."

  As an independent gas and oil producer, EEX's results of operations are dependent upon the difference between the prices received for gas and oil produced and the costs of finding and producing gas and oil. Revenue, operating profit and earnings for EEX closely follow fluctuations in gas and oil prices and production volumes. On an energy equivalent basis, gas production has accounted for approximately 80% of EEX's total production over the five years and six months ended June 30, 1995, and gas reserves at June 30, 1995, constituted 77.2% of total reserves. Accordingly, variations in gas prices have a more significant impact on EEX's results of operations than variations in oil prices. As EEX's production of oil increases, as is expected, from the development of its Gulf of Mexico properties and from production from certain DALEN properties, Management expects gas production to decrease as a percentage of total production. EEX manages a portion of the risk associated with fluctuations in the price of natural gas and oil through the use of hedging techniques such as gas and oil swaps, collars and futures agreements. Normally, 30% to 70% of anticipated gas and oil production is hedged.

  EEX's production has fluctuated over the last three years, increasing from
82.2 Bcfe in 1992 to 84.9 Bcfe in 1993 and declining to 80.5 Bcfe in 1994. Production varies with the timing of development of proved reserves, the completion of major development projects and the success of the exploration program. These factors may offset or exceed the natural decline in production from mature fields. Primarily as a result of the start up of production from the Mississippi Canyon project, 1993 production increased over the prior year. In 1994, as a result of a relatively unfavorable natural gas price environment, EEX reduced capital expenditures related to the development of certain gas properties, resulting in lower total production.

  Operating results for 1995 are expected to be affected by the commencement of production from the Garden Banks project in the fourth quarter of 1995. Revenues from the initial production of the two existing wells may not be sufficient to cover operating costs, amortization and the equipment lease costs on the floating production platform and related facilities. Some operating costs and amortization vary with production, but other costs and the equipment lease costs are essentially fixed and decline on a per unit basis only as production increases. Management believes operating results will improve in 1996 as production begins from several additional development wells in the Garden Banks project, and as the related equipment lease and other fixed costs are spread over greater production.

  EEX owned a 100% interest in both the Garden Banks and Green Canyon projects located in deepwater offshore Louisiana in the Gulf of Mexico. Although proved reserves have been assigned to both projects, substantial risks continue to be associated with these projects. To reduce its risk, EEX elected to sell a portion of its interest in each project and thus limit its working interest participation.

  Production from the Garden Banks project is expected to commence in the fourth quarter of 1995. A project development plan is being developed for the Green Canyon project. Since there has been no production from these projects, EEX's historical results of operations would not have been affected by the Garden Banks and Green Canyon transactions. Future results of operations will be affected by the reduction in ownership in these projects because only EEX's retained working interest percentage in the projects will be included in EEX's results of operations.

FULL COST CEILING

  EEX follows the full cost method of accounting for gas and oil properties. At June 30, 1995, based on a preliminary allocation of the DALEN purchase price, EEX's full cost ceiling amount attributable to the properties acquired was approximately $42 million ($27 million after-tax) less than the unamortized cost of producing properties acquired. However, the margin deficiency associated with the DALEN properties was approximately offset by the full cost ceiling surplus on EEX's other properties at June 30, 1995. EEX believes the DALEN properties have significant exploration and development potential. EEX expects to be able to utilize its expertise, particularly with respect to tight sands reservoirs, to enhance production and cash flows from these properties because of the geologic similarity and proximity of DALEN's major producing properties to EEX's properties. EEX believes that the unamortized cost of the gas and oil properties acquired in the DALEN Acquisition is recoverable from future production and was not in fact impaired at June 30, 1995. Accordingly, EEX did not recognize a charge to earnings at June 30, 1995; however, if an excess exists after a year of operation, a write-off may be required. In addition, since gas and oil prices are subject to seasonal and other fluctuations, a decline in prices from June 1995 levels or other factors, without mitigating circumstances, could cause a future write-down of capitalized costs and a non-cash charge against income.

EFFECTS OF REORGANIZATION

  The ENSERCH Companies assumed $395 million of EP's debt in connection with the Reorganization. EEX's consolidated financial statements for periods prior to December 31, 1994, include interest expense on this debt. The following presents net income of EEX for the three years ended December 31, 1994, and the six months ended June 30, 1994 and 1995, adjusted for interest on the debt assumed by ENSERCH Companies and related income tax expense and income tax expense on partnership operations.

                                                                SIX MONTHS
                                  YEAR ENDED DECEMBER 31,     ENDED JUNE 30,
                                  --------------------------  ----------------
                                    1992     1993     1994     1994     1995
                                  --------  -------  -------  -------  -------
                                               (IN THOUSANDS)
Net income (loss) as shown on
 EEX's statements of
 consolidated income............  $(18,623) $(9,960) $11,801  $ 9,935  $(4,538)
Interest expense included in
 statements of consolidated
 income on debt assumed by
 ENSERCH Companies..............    20,650   24,825   20,919    9,885      --
Income tax benefit (expense) on:
  Partnership operations........     6,869    1,268   (4,324)  (3,617)     --
  Interest expense on debt
   assumed by ENSERCH Companies.    (7,021)  (8,689)  (7,322)  (3,460)     --
                                  --------  -------  -------  -------  -------
Net income (loss), as adjusted..  $  1,875  $ 7,444  $21,074  $12,743  $(4,538)
                                  ========  =======  =======  =======  =======

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1995 TO SIX MONTHS ENDED JUNE 30, 1994

  OPERATING RESULTS

  EEX had a net loss of $4.5 million ($.04 per share) for the first six months of 1995, compared with net income in the 1994 period of $6.3 million ($.06 per share) after adjustment for income taxes on partnership operations. For the first half of 1995, EEX had an operating loss of $4.4 million versus income of $19.4 million for the same period a year-ago. DALEN operations, which have been included from June 8, 1995, the date of acquisition, added operating income of $.1 million, after a $1.0 million charge for severance costs related to the acquisition.

  REVENUES

  Total revenues for the first half of 1995 of $89.6 million were $5.6 million, or 5.8%, less than the $95.2 million for the same period of 1994, primarily as a result of lower natural gas production and prices, partially offset by increases in oil production and prices. Natural gas revenue decreased $11.4 million, or 14.5%, from the 1994 period, with natural gas sales volumes, which include DALEN production of 4.6 Bcf, declining to 34.5 Bcf, a decrease of 2.7%, from the 1994 level of 35.4 Bcf. The reduction, exclusive of the DALEN volumes, reflects lower output from Gulf of Mexico properties, partially due to maintenance work; lower sales volumes recognized from East Texas fields, primarily due to timing differences on annual delivery requirements on reserves sold in 1988; and reduced development expenditures for replacing gas production due to the relatively low gas price environment. Natural gas prices declined 12% from an average of $2.21 per Mcf to $1.94 per Mcf, including the effects of hedging transactions. As a result of gas price hedging activities, EEX realized revenue of $4.1 million, or $.12 per Mcf, in the first half of 1995, compared with $.5 million, or $.01 per Mcf, in the 1994 period. Oil revenue for the first half of 1995 increased 31%, as prices increased from an average of $15.20 per Bbl in 1994 to $16.98 per Bbl in 1995 and production increased 17.6% to 1.2 MMBbls, principally due to volumes contributed by DALEN. Oil price hedging activity reduced year-to-date 1995 revenue by $.6 million, or $.46 per Bbl, and added $.3 million, or $.26 per Bbl, in the same period of 1994.

  EXPENSES

  Excluding a $6.0 million increase associated with DALEN, depreciation and amortization ("D&A") for the first half of 1995 was $.4 million below the year-ago period, with the effects of a lower level of production for the most part offset by a higher per unit amortization of capitalized costs related to the conversion of the Mississippi Canyon project from an operating to a capital lease and higher onshore exploration expenditures. On a per unit basis, D&A increased from $.97 per Mcfe to $1.09 per Mcfe.

  Production and operating costs increased $3.9 million from the 1994 period, primarily due to DALEN expenses of $1.6 million and higher maintenance costs. On a unit of production basis, production and operating costs increased from $.37 per Mcfe to $.46 per Mcfe. Exclusive of the DALEN production and related expenses, the per Mcfe cost increase reflects the impact of fixed costs and higher maintenance costs on a lower level of production.

  Exploration expense increased $.9 million, or 20.7%, to $5.5 million as a result of increased international exploration activity.

  General, administrative and other expenses ("G&A") for the first half of 1995 reflect a $1.2 million provision for injuries and damages claims and DALEN expenses of $1.9 million, while the 1994 period benefited from non-recurring credits of $2.0 million associated with litigation accruals. Exclusive of these items, G&A costs increased from $9.9 million, or $.24 per Mcfe, in 1994 to $11.6 million, or $.27 per Mcfe, in 1995.

  Taxes, other than income increased $1.0 million from the 1994 period, with the increase primarily associated with DALEN.

  Interest income increased from $.2 million in the 1994 period to $1.0 million in the 1995 period due to interest on an intercompany note receivable from an ENSERCH Company. The note was repaid in February 1995. Interest expense decreased from $9.9 million to $3.6 million, principally due to the assumption by ENSERCH Companies of EP's indebtedness in conjunction with the Reorganization, partially offset by interest of $2.1 million on temporary borrowings associated with the DALEN Acquisition.

COMPARISON OF FISCAL YEAR 1994 TO FISCAL YEAR 1993

  OPERATING RESULTS

  After adjusting for income taxes on partnership operations, EEX had 1994 net income of $7.5 million, or $.07 per share, versus a 1993 net loss of $8.7 million, or $.08 per share. Operating income increased from $15.2 million to $32.0 million in 1994, or 110.9%, over the same period of 1993. Results for 1994 included a $4.9 million after-tax ($7.6 million pre-tax) gain from the sale of an inactive offshore pipeline that was written-down by $10.9 million after-tax ($16.5 million pre-tax) in 1992 and a $1.3 million after-tax ($2.0 million pre-tax) credit associated with litigation accruals. Results for 1993 included a $6.6 million after-tax ($10.2 million pre-tax) write-off of unsuccessful foreign exploration costs and a $4.6 million after-tax ($7.1 million pre-tax) charge relating to litigation. Excluding these unusual items, net income decreased from $2.6 million in 1993 to $1.3 million in 1994, and operating income decreased from $32.5 million in 1993 to $22.5 million in 1994, or 30.9%.

  REVENUES

  Total revenues declined from $189.8 million in 1993 to $179.1 million in 1994, or 5.6%, primarily as a result of lower natural gas and oil production and lower oil prices, partially offset by higher natural gas prices. Natural gas revenue decreased $1.8 million as production decreased 4.2% to 67.1 Bcf in 1994, principally due to reduced production from two fields in South Texas. Natural gas prices increased from $2.09 per Mcf in 1993 to $2.15 per Mcf in 1994, as gas price hedging activities added $5.0 million, or $.07 per Mcf, to 1994 revenue, compared with a net decrease in revenue of $4.1 million, or $.06 per Mcf, from hedging activities in 1993. Oil revenue decreased $6.0 million as production decreased 6.1% to 2.0 MMBbls, primarily due to the natural decline in production. Oil prices declined from $17.24 per Bbl to $15.38 per Bbl, or 10.8%, from 1993 to 1994. Oil price hedging activities decreased 1994 revenue by $.7 million, $.34 per Bbl, and increased 1993 revenue by $.4 million, $.18 per Bbl.

  EXPENSES

  D&A expense increased slightly from $78.4 million in 1993 to $80.8 million in 1994, or 3.1%, due to higher per unit amortization of capitalized costs related to the conversion of the Mississippi Canyon project from an operating to a capital lease and higher onshore exploration expenditures, partially offset by the effects of lower production. On a per unit of production basis, D&A expense increased from $.92 per Mcfe to $1.00 per Mcfe.

  Production and operating costs for 1994 were slightly higher than in the 1993 period. However, on a unit of production basis, production and operating costs increased from $.37 per Mcfe to $.39 per Mcfe, reflecting the impact of fixed costs on a lower level of production.

  Exploration expenses increased $.5 million, or 5.4%, to $9.1 million.

  Expenses in 1993 were impacted by a $10.2 million write-off of unsuccessful exploration costs associated with international operations.

  G&A costs decreased from $30.0 million to $19.8 million, or 33.9%. Excluding amounts associated with litigation, G&A costs decreased from $22.9 million to $21.8 million, or 4.8%, as a result of a corporate reorganization and the consolidation of job functions, resulting in G&A costs on a per unit basis, of $.27 per Mcfe for both periods.

  Taxes, other than income, decreased $2.7 million, or 17.0%, to $13.2 million as a result of a decline in gas and oil production.

  Interest income decreased $1.4 million to $.7 million in 1994. Interest expense was $20.9 million in 1994, compared with $30.6 million in 1993. Interest expense in 1993 included a provision of $6.0 million for interest due royalty owners.

COMPARISON OF FISCAL YEAR 1993 TO FISCAL YEAR 1992

  OPERATING RESULTS

  After adjusting for income taxes on partnership operations, EEX had a 1993 net loss of $8.7 million, or $.08 per share, compared with a 1992 net loss of $11.8 million, or $.11 per share. Operating results improved from a loss of $1.2 million to income of $15.2 million over the same period. Results for 1993 included a $6.6 million after-tax ($10.2 million pre-tax) write-off of unsuccessful foreign exploration costs and a $4.6 million after-tax ($7.1 million pre-tax) charge relating to litigation. Results in 1992 included a $10.9 million after-tax ($16.5 million pre-tax) writedown of an inactive pipeline. Excluding these unusual items, EEX had net income of $2.6 million in 1993 versus a net loss of $.9 million in 1992. As a result, operating income increased from $15.3 million in 1992 to $32.5 million in 1993.

  REVENUES

  Total revenues increased from $171.5 million in 1992 to $189.8 million in 1993, or 10.6%, primarily from increased volumes and prices of natural gas, partially offset by lower oil volumes and prices. Natural gas revenue increased $27.7 million as production increased 7.4% to 70.0 Bcf as a result of the start-up of production from the Mississippi Canyon project. Natural gas prices increased from $1.82 per Mcf in 1992 to $2.09 per Mcf in 1993. As a result of gas price hedging activities, EEX incurred a decrease in revenue of $4.1 million, or $.06 per Mcf, in 1993 and a decrease of $.7 million, or $.01 per Mcf, in 1992. Oil revenue decreased $8.2 million as production decreased 8.9% to 2.1 MMBbls, primarily due to decreased production in the North Texas area. Oil prices declined 10.2%, from $19.20 per Bbl to $17.24 per Bbl. Oil price hedging activities increased 1993 revenue by $.4 million, or $.18 per Bbl; no hedging activities applied to oil production in 1992.

  EXPENSES

  D&A expense increased from $76.7 million in 1993 to $78.4 million, or 2.2%, due to an increase in production. On a unit of production basis, D&A decreased from $.93 per Mcfe to $.92 per Mcfe.

  Production and operating expenses increased $1.8 million, or 6.2%, to $31.4 million in 1993. However, on a unit of production basis, production and operating costs increased slightly from $.36 per Mcfe in 1992 to $.37 per Mcfe in 1993 due to a higher level of production.

  Exploration expenses decreased by $2.5 million, or 22.4%, to $8.7 million in 1993. This decrease resulted from a cost control and reduction program implemented in 1993. On a unit of production basis, exploration expenses were reduced from $.14 per Mcfe in 1992 to $.10 per Mcfe in 1993.

  G&A costs increased from $23.1 million in 1992 to $30.0 million in 1993, or 29.5%. Excluding the charge for litigation in 1993, G&A costs were slightly lower than in 1992, and on a unit of production basis, G&A costs decreased from $.28 per Mcfe in 1992 to $.27 per Mcfe in 1993.

  Taxes, other than income, increased slightly from $15.6 million in 1992 to $16.0 million in 1993 as onshore revenue increased.

  Interest income decreased from $3.7 million in 1992 to $2.0 million in 1993. Interest expense in 1993 was $30.6 million, compared with $20.7 million in 1992. Interest expense in 1993 included a provision of $6.0 million for interest due royalty owners.

LIQUIDITY AND CAPITAL RESOURCES

  EEX has funded its activities through cash provided from operations, borrowings from bank credit facilities and ENSERCH, and both operating and capital lease arrangements with an ENSERCH Company.

  CASH FLOWS

  For the first six months of 1995, operating activities provided net cash flows of $37.8 million, a $5.7 million decrease from the $43.5 million provided in the first half of 1994. There was a $3.3 million reduction in income before D&A and deferred income taxes and a $7.2 million greater requirement related to changes in other assets and liabilities, including a $12.9 million increase in operating lease payments on the Garden Banks project that are being deferred until production commences. However, changes in current operating assets and liabilities resulted in a $4.8 million year-to-year improvement in cash flows. Investing activities required net cash flows of $350.6 million, including $332.9 million required for the DALEN Acquisition and $86.1 million provided by the collection of a note receivable from an ENSERCH Company, compared with $65.0 million in the year-ago period. Capital expenditures increased 54.6% from the year-earlier level to $90.1 million.

  Net cash flows from operating activities for the year ended December 31, 1994, were $61.7 million, $17.8 million less than the $79.5 million in 1993, principally due to an increase in operating assets and liabilities. Investing activities in 1994 required net cash flows of $108.8 million versus $129.1 million in 1993, with a higher level of capital spending more than offset by an increase in cash provided from the sale of properties and other investing activities. In addition, disbursements in 1994 for the construction of the Garden Banks facilities exceeded advances under leasing arrangements by $32.8 million. In 1994, $87.3 million was provided by advances from ENSERCH Companies.

  For the year ended December 31, 1993, net cash flows from operating activities were $79.5 million versus $85.2 million in 1992. Investing activities in 1993 were $129.1 million, compared with $58.7 million in 1992, with property additions $53.9 million higher than in 1992. The net financing requirement in 1993 of $48.9 million was provided by advances from ENSERCH Companies and advances under leasing arrangements that temporarily exceeded disbursements for facilities under construction.

  On June 8, 1995, EEX borrowed $350 million under a four-year revolving credit agreement and $150 million under a bridge loan to pay the purchase price of $340 million for the capital stock of DALEN, repay DALEN's bank debt of $115 million and reduce advances from ENSERCH by $45 million. The four-year revolving credit agreement with a group of banks matures May 1, 1999. The agreement limits, at all times, total debt, as defined, to the lesser of 60% of capitalization, as defined, or $750 million, and prohibits liens on property except under certain circumstances. Interest is charged at variable rates depending upon the consolidated capitalization ratio, as defined. The LIBOR-based rate to be paid ranges from LIBOR plus .35% to LIBOR plus .75% per annum, plus a facility fee ranging from .15% to .25% per annum. The net proceeds from the sale of the Common Stock in the Offering will be used to reduce the borrowing under the revolving credit agreement and for other corporate purposes. Accordingly, in preparing the June 30, 1995, balance sheet, $300 million was estimated to be repaid with the net proceeds from the Offering and was classified as a current liability.

  The bridge loan was repaid on August 4, 1995, with the proceeds from a $150 million adjustable rate redeemable preferred stock offering by a subsidiary of EEX. See Note 3 to EEX's financial statements for the six months ended June 30, 1995, included in this Prospectus. Accordingly, the $150 million bridge loan has been classified as minority interest on the balance sheet. The dividend rate on the subsidiary preferred stock, which is adjusted quarterly, approximates LIBOR plus .625%.

  EEX intends to utilize substantially all of its internally generated cash flows for growth of the business. Internally generated cash flows may be supplemented by borrowings to fund temporary cash deficiencies. In addition to the revolving credit agreement, EEX has a $100 million borrowing arrangement with ENSERCH to meet short-term cash needs, of which $39 million was outstanding at June 30, 1995. This borrowing arrangement was formalized by a letter agreement between EEX and ENSERCH effective as of January 1, 1995. See "Certain Transactions" and "Capitalization". The limit of the borrowing arrangement with ENSERCH is expected to be reduced from $100 million to $50 million upon the conclusion of the Offering. EEX does not anticipate paying any cash dividends in the foreseeable future.

  LEASES

  The equipment and facilities used in developing and producing reserves in the Mississippi Canyon and Garden Banks projects were financed by a predecessor company under lease arrangements with financial institutions guaranteed by ENSERCH. In connection with the Reorganization, the leases were assigned to and assumed by Enserch Exploration Holdings, Inc. ("EEH"), a wholly-owned subsidiary of ENSERCH. EEX then entered into three sublease arrangements with EEH for the offshore facilities. For accounting purposes, one of the leases is an operating lease, and two are capital leases. The operating lease is for twelve years, with an option to purchase the equipment under lease at the end of the lease term at a fixed price equal to its estimated fair value. See "The Reorganization" and Note 7 to EEX's financial statements in this Prospectus.

  Costs for the Garden Banks facilities and equipment, including costs related to the recent discovery on Block 387, are expected to be approximately $350 million. EEX's lease arrangements with EEH, which also include $20 million of financing costs incurred by ENSERCH Companies prior to the sublease to EEX, are being modified to cover the additional costs of the facilities and equipment.

  Together, the Garden Banks and Green Canyon Transactions are expected to provide cash of approximately $31 million in 1995. EEX also expects to receive an interest in a gas and oil property and future work commitments on the Garden Banks and Green Canyon projects. At the closing of the Garden Banks Transaction on August 9, 1995, EEX was relieved of capital and operating lease obligations of approximately $140 million. In addition, EEX will be relieved of a portion of future capital expenditure requirements on the Garden Banks and Green Canyon projects. See "Business--Significant Properties and Exploration and Development Activities--Gulf of Mexico Region."

  CAPITAL BUDGET

  EEX currently expects capital expenditures for 1995 to be approximately $175 million. Capital expenditures excluding DALEN are expected to be $121 million, compared with expenditures of $133 million in 1994 and $119 million in 1993. Planned EEX expenditures for 1995 have been reduced $39 million from the originally planned level of $160 million because of low natural gas prices. Capital expenditures for 1995 exploration and development of the DALEN properties after the acquisition are estimated to be $54 million. The expenditures exclude costs of the floating production platform and related facilities for the Garden Banks project, which are being provided through lease arrangements with EEH.

  HEDGING ACTIVITIES

  At June 30, 1995, EEX had outstanding swaps, collars and futures agreements extending through June 1996 to exchange payments on approximately 11.6 Bcf of gas and 1.0 MMBbls of oil, on which EEX had $4.6 million of net unrealized gains. At June 30, 1995, realized gains on hedging activities of $.6 million were deferred. At December 31, 1994, EEX had outstanding swaps, collars and futures agreements extending through December 1995 to exchange payments on approximately 17.8 Bcf of gas and 1.2 MMBbls of oil, on which EEX had $4.1 million of net unrealized gains. At December 31, 1994, realized gains on hedging activities of $.9 million were deferred.

                                    BUSINESS

GENERAL

  EEX's operations represent the gas and oil exploration and production business of ENSERCH. EEX has been engaged in the exploration for and the development, production and sale of natural gas and crude oil since 1918, with an original focus on augmenting the natural gas supply for ENSERCH's natural gas distribution operations. Exploration activities gradually expanded to a wide geographic area, including limited international activity. In 1985, substantially all of ENSERCH's domestic gas and oil exploration and production business was transferred to EP, a publicly traded limited partnership. Pursuant to the Reorganization, on December 30, 1994, EEX acquired all of the operating properties of EP in exchange for Common Stock, EP was dissolved and the Common Stock held by EP was distributed to EP's limited and general partners in accordance with their partnership interests. Trading of EEX shares began on the New York Stock Exchange on January 3, 1995. See "The Reorganization."

  EEX's domestic activities are focused in four regions: the Gulf of Mexico; East Texas; North Central Texas; and the Gulf Coast Region of Texas, Louisiana, Mississippi and Alabama. EEX's operations have been oriented primarily toward natural gas. EEX had total proved reserves of approximately 1.8 Tcfe as of June 30, 1995, with gas reserves, on an energy equivalent basis, constituting 77.2% of total reserves.

  Unless otherwise indicated, references in this Prospectus to reserves, acreage, production, drilling activity and other operating data reflect the combined data of (i) EEX following completion of the Reorganization, and the Garden Banks and Green Canyon Transactions and (ii) DALEN .

  The principal offices of EEX are located at 4849 Greenville Avenue, Suite 1200, Dallas, Texas 75206, and its telephone number is (214) 369-7893.

STRATEGY

  EEX's primary objective is to increase production, reserves and cash flows through the full exploitation of its large portfolio of developed and undeveloped acreage. EEX plans to achieve this objective by pursuing the following strategy:

  . Pursue balanced growth through a combination of low risk development projects, high potential exploration activities and strategic acquisitions.

  . Apply technology to development and exploration projects to reduce risks and efficiently produce reserves.

  . Emphasize efficient exploitation of producing properties through low cost operations.

  . Utilize tight sands and subsea operating experience to expand operations both domestically and internationally.

  . Maintain a strong balance sheet to provide flexibility to pursue future growth.

  EEX has extensive experience in reservoir management and believes it has particular competence in the exploitation and development of tight sands reservoirs. EEX's successful completion of subsea development operations in the deep water Gulf of Mexico using bundled flow lines to tie back to conventional shallow water production facilities, coupled with the use of technology such as 3-D seismic, has enabled it to become one of the few independent gas and oil companies to successfully develop deep water Gulf of Mexico reserves as well as operate such fields. EEX's two most recent deep water Gulf of Mexico development projects, the Garden Banks and Green Canyon projects, are currently under development. Initial production from the Garden Banks project is expected to commence in the fourth quarter of 1995 and from the Green Canyon project in the next three to four years.

  EXPLORATION

  EEX plans to concentrate its exploration activities primarily in areas in which Management believes EEX has a competitive advantage. This advantage may be derived from operating experience, technological expertise, geological or geophysical knowledge, and/or an acreage position. EEX's current exploration program is focused primarily in areas of current operations including: the Gulf of Mexico; the North Central Texas Region, including the Hardeman Basin and Bend Arch, the Delaware Basin in Southeast New Mexico and the Anadarko Basin in Oklahoma; and the Gulf Coast Region, concentrating on the tertiary plays and the Smackover Trend in Alabama. EEX plans to pursue growth through a balanced mix of prospects that include high risk, high reserve potential prospects, as well as prospects with lower risks and more modest reserve potential. EEX intends to manage its risk by generally limiting its participation in high risk ventures to a 50% or less working interest. EEX plans to deviate from this strategy only when Management believes the potential rewards are commensurate with the risks.

  EEX plans to make substantial use of 3-D seismic technology in its exploration activities. EEX has successfully used this technology to discover and develop reserves both onshore and offshore.

  DEVELOPMENT

  EEX's portfolio of properties includes a range of fields in various stages of development. Many of these fields are mature properties facing natural declines in production. EEX has developed expertise in the management of these mature fields and through active reservoir management and application of technology has reversed or slowed their natural decline. EEX continually monitors its producing fields in an attempt to maximize present value.

  A critical component of exploiting these fields fully is cost control. EEX's strategy is to maintain low operating costs while minimizing capital costs. EEX's integrated approach to exploiting these fields enables it to apply techniques and technology developed in its other operations to its mature fields, thereby improving operating efficiency and lowering costs. The constant monitoring of a field's response to the application of production enhancement techniques allows EEX to design the proper combination of infill drilling, reworking of existing wells, recompletions and enhanced recovery techniques that is expected to improve the production of its existing fields.

  EEX recently entered into a joint program with the Los Alamos National Laboratory to study the impact of hydraulic fracturing in the Opelika Field located in EEX's East Texas Region. This exemplifies EEX's willingness to apply the latest technology toward enhancing field production. A successful program at Opelika could enable EEX to apply similar technology at its other fields.

  ACQUISITIONS AND DIVESTITURES

  EEX plans to continuously upgrade its portfolio of properties through a combination of acquisitions and divestitures. EEX will pursue selective acquisitions of reserves that complement existing operations and provide an opportunity to apply its operating and technological experience to enhance the value of the acquired properties. Acquisitions may consist of both large strategic acquisitions, such as the DALEN Acquisition, and smaller acquisitions that increase EEX's ownership in core properties. Following the DALEN Acquisition, EEX has a concentrated portfolio of reserves, with its 30 largest onshore fields accounting for 72% of EEX's reserves. Of these 30 onshore fields, 25 are operated by EEX.

  At the same time, EEX will continuously review its portfolio of properties to identify marginal, remote and non-strategic fields. These fields will be targeted for disposition. At the time of the DALEN Acquisition, EEX had reduced its number of fields from 400 in 1988 to 270. This process allows EEX to focus in areas where it has existing infrastructure and control of operations, and can achieve the lowest operating costs.

RECENT DEVELOPMENTS

  DALEN ACQUISITION

  On June 8, 1995, EEX acquired all the capital stock of DALEN, an independent gas and oil company engaged in the exploration for and the development and production of natural gas and crude oil. Through the DALEN Acquisition, EEX acquired proved reserves totaling 396.8 Bcfe at June 30, 1995, and other assets for a purchase price of $340 million and refinanced DALEN's $115 million of bank debt. The DALEN Acquisition was funded through EEX's $350 million revolving credit facility and a $150 million bridge financing facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." DALEN's activities have been oriented primarily toward natural gas and are concentrated in selected major production regions, including the Gulf Coast, the Gulf of Mexico and the Mid-Continent. DALEN was an attractive acquisition for EEX because several of DALEN's operations are located in fields that are either near or producing from formations from which EEX is also producing. EEX believes that DALEN's property base has significant exploitation and development potential. The DALEN Acquisition is a key step in EEX's growth plan from which EEX expects to realize near term benefits. The geologic similarity and proximity of DALEN's major producing properties to EEX's properties permit EEX to apply its expertise, particularly with respect to tight sands reservoirs, to these properties, from which EEX expects enhanced production and cash flows. The enhanced production capabilities which EEX expects to apply to DALEN's property base have been reflected in an approximately 20 Bcfe increase in proved reserves from the DALEN properties since year-end 1994 estimates. Such increase is based on estimates as of July 1, 1995, by D&M. In addition, production from the DALEN properties was 32 Bcfe during the six months ended June 30, 1995. EEX also expects to realize cost savings through the integration of the companies' operations. Synergistic opportunities for operating efficiencies and cost reductions are expected to result in improved financial results for the combined companies.

  GREEN CANYON PROJECT

  On April 25, 1995, EEX and an affiliate of Mobil entered into a letter of intent for Mobil to purchase a 40% interest in EEX's Green Canyon project. An affiliate of Reading & Bates Corp. had previously signed a letter of intent to purchase a 20% interest in the project. Upon the completion of the Green Canyon Transaction, EEX will own a 40% working interest in the Green Canyon project and remain the operator of the project. D&M has as of March 1, 1995, initially estimated gross reserves, including royalty interests, at the Green Canyon project to be 85.5 MMBbls of oil and 149.5 Bcf of natural gas, of which 49.2 MMBbls of oil and 102.2 Bcf of natural gas are in the proved category. EEX's initial interest in the Green Canyon project proved reserves, excluding royalty interests, amounted to 42.2 MMBbls of oil and 87.8 Bcf of natural gas, for a total of 341.2 Bcfe; after completion of the Green Canyon Transaction, EEX's interest in the Green Canyon project reserves will be 136.5 Bcfe. Based upon its experience and results to date in the Green Canyon project, EEX intends to expand its holdings in this area. On May 10, 1995, EEX, on behalf of its Green Canyon co-venturers, submitted the highest bids on six blocks within ten miles of the proposed location of the Green Canyon production facility and to date has been awarded exploration and development rights on five of them. EEX believes it is advantageously positioned to fully develop its Green Canyon holdings with the backing of its partners, each of which has considerable offshore experience.

  GARDEN BANKS PROJECT

  In April 1995, after evaluating EEX's development plans for Garden Banks Block 388, another affiliate of Mobil exercised its option to acquire a 40% interest in the Garden Banks project. The transaction was closed on August 9, 1995. EEX's remaining interest in the Garden Banks reserves, excluding royalty interests, is 20.5 Bcf of proved natural gas reserves and 16.9 MMBbls of proved oil and gas liquids reserves. Both the Garden Banks and Green Canyon Transactions illustrate EEX's strategy of reducing its risk by limiting its working interest participation in high-risk ventures. These arrangements also enable EEX to reduce its capital commitments with respect to these projects while still participating in the potential rewards from bringing these properties to production.

  INTERNATIONAL OPERATIONS

  EEX is focused on expanding its activities in areas where its experience and technical competencies can be exploited. EEX believes that international exploration and development activities will be an important source of growth. On June 12, 1995, EEX announced the conclusion of a Memorandum of Understanding to form a joint venture with ONGC Videsh Limited, a wholly-owned subsidiary of the Oil & Natural Gas Corporation Limited of New Delhi, India, to explore and develop hydrocarbon resources in India and other countries. Joint ventures such as the one planned with ONGC Videsh Limited are expected to enable EEX to broaden the utilization of its expertise in the exploitation of mature natural gas and oil fields and to develop offshore geologic structures utilizing its experience in subsea completion technology and floating production technology. By combining with co-venturers that have a high degree of knowledge and experience with geologic conditions in their local regions, EEX believes that it can reduce the risks inherent in expanding beyond its core operations in the United States.

  EEX acquired all of its currently owned international properties in June 1995 when it purchased all the international gas and oil operations of ENSERCH, which consisted of concessions in Indonesia, Malaysia and Israel. The Indonesian properties contain proved reserves of 4.1 MMBbls of oil. EEX had previously managed these properties for ENSERCH for several years.

GAS AND OIL RESERVES

  A major effect of the above-described recent developments has been to increase EEX's net proved reserves. The following table sets forth EEX's net proved reserves as of June 30, 1995, including the effect of the recent developments described above.

                                                    NATURAL    OIL AND
                                                      GAS    GAS LIQUIDS  TOTAL
                                                     (BCF)    (MMBBLS)   (BCFE)
                                                    -------  ----------- -------
   EEX proved reserves at December 31, 1994:(1)
     As originally reported.......................  1,041.7      46.1    1,318.6
     Acquisition of ENSERCH's international and
      SACROC
      reserves(2).................................      --        4.5       26.7
   January through June 1995:
     Additions to reserves:
      Green Canyon project(3).....................     87.8      42.2      341.2
      Other(1)....................................      1.8       1.0        7.7
     Production...................................    (29.9)     (1.2)     (36.9)
   Sales of reserves:
     60% interest in Green Canyon project(4)......    (52.7)    (25.3)    (204.7)
     40% interest in Garden Banks project(4)......    (13.6)    (11.2)     (81.2)
                                                    -------     -----    -------
       Total EEX proved reserves at June 30, 1995
        before DALEN Acquisition..................  1,035.1      56.1    1,371.4
   DALEN proved reserves at June 30, 1995(1)(5)...    330.6      11.0      396.8
                                                    -------     -----    -------
       Total EEX proved reserves at June 30, 1995.  1,365.7      67.1    1,768.2
                                                    =======     =====    =======

--------
(1)As estimated by D&M.

(2) See "The Reorganization".

(3) Net of royalty interests. Based on D&M's report at March 1, 1995, of gross proved reserves of 102.2 Bcf of gas and 49.2 MMBbls of oil.

(4)See "Business--Recent Developments".

(5)After production from date of acquisition of 4.6 Bcf of gas and .2 MMBbls of oil and gas liquids.

SIGNIFICANT PROPERTIES AND EXPLORATION AND DEVELOPMENT ACTIVITIES

  EEX's domestic activities are focused in four regions: the Gulf of Mexico; East Texas; North Central Texas; and the Gulf Coast Region of Texas, Louisiana, Mississippi and Alabama. The following table sets forth estimated pro forma net proved reserves of EEX by region at June 30, 1995:

                                          NATURAL   OIL AND           % OF TOTAL
                                            GAS   GAS LIQUIDS  TOTAL    PROVED
                   REGION                  (BCF)   (MMBBLS)   (BCFE)   RESERVES
                   ------                 ------- ----------- ------- ----------
   Gulf of Mexico........................   118.0    34.8       326.5    18.5%
   East Texas............................   860.0     7.9       907.7    51.3
   North Central Texas and Other.........   243.4    16.3       341.0    19.3
   Gulf Coast............................   144.3     4.0       168.4     9.5
                                          -------    ----     -------   -----
     Total domestic...................... 1,365.7    63.0     1,743.6    98.6
   International.........................     --      4.1        24.6     1.4
                                          -------    ----     -------   -----
     Total............................... 1,365.7    67.1     1,768.2   100.0%
                                          =======    ====     =======   =====

  GULF OF MEXICO REGION

  The Gulf of Mexico Region conducts exploration and development activities offshore in the Gulf of Mexico. Much of EEX's recent activity has been in the deep water (greater than 600 feet) areas of the Gulf of Mexico, which represented 85.7% of total proved reserves in this region at June 30, 1995, and 35.8% of 1994 production. Management believes EEX is one of the few independent exploration and development companies with the expertise to develop fields in deep water. The Gulf of Mexico properties typically are characterized by high initial production rates and high capital costs.

  Total proved reserves in the Gulf of Mexico Region at June 30, 1995, are
326.5 Bcfe, which represents 18.5% of EEX's total proved reserves. The DALEN Acquisition added 23.4 Bcfe of total proved reserves in this region.

                                                              PROVED     1994
                                                             RESERVES PRODUCTION
                                                              (BCFE)    (BCFE)
                                                             -------- ----------
   EEX:
    Proved reserves at December 31, 1994 and production for
     1994:
     Garden Banks project..................................    203.0
     Mississippi Canyon project............................     23.9      8.2
     Other.................................................     27.6      8.8
    January through June 1995:
     Additions to reserves--
       Green Canyon project (1)............................    341.2
     Production............................................     (6.7)
    Sales of reserves:
     60% interest in Green Canyon project..................   (204.7)
     40% interest in Garden Banks project..................    (81.2)
                                                              ------     ----
      Total EEX proved reserves at June 30, 1995 and
       production for 1994.................................    303.1     17.0
                                                              ------     ----
   DALEN proved reserves at June 30, 1995 and
    production for 1994....................................     23.4      5.9
                                                              ------     ----
      Total................................................    326.5     22.9
                                                              ======     ====

--------

(1) Net of royalty interests. Based on D&M's report at March 1, 1995, of gross proved reserves of 102.2 Bcf of gas and 49.2 MMBbls of oil.

  Mississippi Canyon Project. Mississippi Canyon, the first deep water development project in the federal waters of the Gulf of Mexico that EEX has operated, reflects EEX's use of technology, including specialized

3-D seismic processing and remote completion and production techniques. EEX operates and owns a 37.5% working interest in this two-block unit (Blocks 441 and 485) located approximately 50 miles south of Grand Isle, Louisiana. The field is located in 1,410 to 1,520 feet of water just off the Outer Continental Shelf. A shipping fairway, the Louisiana Offshore Oil Port (or LOOP), covers the eastern three-fourths of the unit. Therefore, the field was developed utilizing clustered high angle subsea wells that flow to a remote platform located outside the shipping fairway in 380 feet of water. The field was placed on production in early 1993 and is currently producing from four wells. This project has been fully developed and although there may be deeper exploratory potential, no additional drilling is currently planned.

   Exploration activities in the Mississippi Canyon project were undertaken based on a 3-D seismic program conducted prior to field development. The program confirmed that the majority of the reservoir lies beneath the shipping fairway. A production program was developed that involved drilling highly deviated wells under the shipping fairway, subsea completing the wells and tying them back to a conventional shallow water production platform using bundled flowlines. The development program was completed as planned and, after two years of production, the field has been essentially maintenance free. Production from the field, which declined from initial levels due to anticipated water encroachment, has stabilized at approximately 35 MMcf of natural gas and 150 Bbls of gas liquids per day. The 3-D seismic data on Mississippi Canyon Block 441 is being reprocessed, using depth migration and other advanced techniques, to aid in the identification of deeper exploratory targets, which, if successfully drilled, could add to the field reserves.

  Garden Banks Project. EEX is the operator and owns a 60% working interest in the Garden Banks project, a six-block unit (Blocks 344, 345, 386, 387, 388 and
389) located 200 miles southwest of New Orleans, Louisiana in 2,200 feet of water. Final facility installation is currently underway. Two wells have been completed and first production is slated for the fourth quarter of 1995. Because of the failure of a vendor-supplied mechanical tool for handling pipe, first production on the Garden Banks project will not be as early as had been anticipated. A section of flexible pipe, which facilitates oil export, was damaged and will be replaced. A total of 17 wells comprise the current development plan.

  Field development plans for the Garden Banks project incorporate subsea well completions producing to a floating production facility ("FPF") tied back to a traditional production facility in shallow water. Throughout 1994, EEX worked on the conversion of a semi-submersible drilling rig to a floating drilling and production facility for the development of the Garden Banks project. The modification work has been completed and the facility has been moored on location. A 24-slot subsea template has been installed, and two 12-inch gas and oil gathering lines have been installed and tied back to the shallow water production facility located 54 miles away. Completion operations on the two existing wells on Garden Banks Block 388 commenced in early 1995 and these wells will be brought on-stream after the production riser is installed. The initial well was completed in mid-March and tested at rates that indicate the well will likely flow at an initial daily rate of 6,000 Bbls of oil equivalent. The second well has been completed with initial daily production rates anticipated to be between 2,500 and 3,000 Bbls of oil equivalent. Proved reserves on Garden Banks Block 387 established by an exploratory well drilled last year will be developed utilizing a three-slot template connected to the main template by bundled flowlines. First production from this template is scheduled for the second quarter of 1996.

  An affiliate of Mobil exercised its option to acquire a 40% working interest in the Garden Banks project. The option was earned as a result of an agreement by an affiliate of Mobil to: (i) pay a disproportionately larger share of the cost of drilling an exploratory well in EEX's Garden Banks unit on Block 387;
(ii) conduct a long cable 3-D seismic survey over the unit to further assess the deeper horizon correlative to the nearby Auger field discovery; and (iii) perform certain future work on the project primarily at its risk and expense. EEX consummated this transaction, on August 9, 1995.

  EEX's Garden Banks project has attracted a great deal of industry attention because concepts successfully used in the Mississippi Canyon project are being further expanded to apply to a floating drilling and production environment. EEX generated the Garden Banks Block 388 prospect and successfully acquired interests in Blocks 387 and 388 in the 1984 Western Gulf federal lease sale. EEX originally held a 25% working interest and through subsequent transactions acquired a 100% working interest in 1991. At that point, five wells and one sidetrack had been drilled, with four of the wells commercially successful. EEX then drilled the Garden Banks 388 No. 4 well, formed a four-block unit, and submitted a development plan for approval. The unit has been enlarged recently to six blocks by the addition of Garden Banks Blocks 345 and 389 through a farm-in from Shell Oil Company ("Shell"). Those blocks have the potential of stratigraphically trapped reservoirs based on amplitude anomalies.

  To date, eight sands have been penetrated on the Garden Banks Block 388 prospect, all of which are hydrocarbon bearing. There are two separate salt structures that form traps on the unit. One is the salt dome centered on Block 388 and the other is the salt wall located in Block 387. D&M estimates gross reserves for these eight sands to be 47 MMBbls of oil and 62 Bcf of natural gas, of which 33 MMBbls of oil and 40 Bcf of natural gas are proved reserves.

  EEX believes there is potential for reserve addition on the Garden Banks prospect. First, deeper objectives, geographically correlative to the main pay zones in Shell's Auger field, have yet to be penetrated by EEX. Based on current 3-D seismic interpretation, EEX believes it has at least two potential areas where significant reserves may be identified. Second, reserves may be identified by drilling through sands that do not exhibit an amplitude response using current seismic data. To date, 40% to 50% of the productive sands encountered did not exhibit a corresponding seismic amplitude. Third, prospects identified by 3-D seismic in the 13,100 foot and 14,200 foot sands have yet to be drilled and could potentially contain productive zones. Lastly, objectives identified by 3-D seismic are located east of a salt dome and could contain sands trapped stratigraphically. EEX cannot predict whether or to what extent it will be successful in identifying commercial reserves from these sources.

  Green Canyon Project. EEX is the operator and after completion of the Green Canyon Transaction will own a 40% working interest in the Green Canyon project, which is located approximately 150 miles south of New Orleans, Louisiana (Blocks 253, 254, 297 and 298). The field is in water depths of 2,200 to 3,400 feet. Two wells and one sidetrack have been drilled to date on this project, and another confirmation well is currently being drilled. Provided that EEX's expectations as to the presence of commercial reserves is confirmed, production is expected to commence in the next three to four years. Proposed field development incorporates clusters of subsea wells, which would flow through bundled flowlines to a remote FPF. Full-well stream production would be processed onboard the FPF to sales specifications, and export gas and oil lines would carry these products to market. Currently, a nine well development plan is anticipated.

  Between 1991 and early 1995, EEX, through a series of transactions, increased its working interest in the Green Canyon project from 25% to approximately 100%. EEX began with a 25% working interest in the project and assumed a 100% working interest in the Green Canyon 254 well No. 4 sidetrack in 1994. The sidetrack well was an appraisal well to a discovery well drilled in 1991 that encountered multiple pay sands with a combined thickness of more than 300 feet of net pay. The sidetrack operation, which was undertaken by EEX on a "sole-risk" basis at a 100% working interest, encountered more than 400 feet of net pay.

  After the sidetrack operation, EEX acquired for cash the remaining working interests in the project, which were subject to substantial penalties to the partners as a result of the "sole-risk" provisions governing sidetrack operations. In the Green Canyon Transaction, EEX entered into letters of intent with an affiliate of Mobil and an affiliate of Reading & Bates Corp. to sell a 40% working interest and a 20% working interest, respectively, in the project. These transactions are expected to be completed in the third or fourth quarter of 1995.

  During the first quarter of 1995, EEX completed its research on production schemes for this development and submitted that information, along with the well data, to D&M for reserve evaluation. D&M has estimated gross reserves at the Green Canyon project to be 85.5 MMBbls of oil and 149.5 Bcf of natural gas, of which 49.2 MMBbls of oil and 102.2 Bcf of natural gas are in the proved category, including royalty interests.

  Based on preliminary 3-D seismic analysis, EEX believes there are several other prospects in the Green Canyon area. Based on this analysis, EEX, on behalf of its Green Canyon Block 254 partners, submitted the highest bids on six additional blocks located within 10 miles of the proposed location of the Green Canyon FPF. To date, EEX has been awarded five of the six blocks. Because EEX believes it has already identified sufficient reserves to justify installation of a FPF, EEX may be able to develop satellite fields that would be uneconomic otherwise.

  Additional Exploration in the Gulf of Mexico. Other recent discoveries in the Gulf of Mexico have been made at Vermilion Block 273, South Timbalier Block 252 and East Cameron Block 356. EEX believes that these discoveries merit development and anticipates pursuing development drilling and/or the installation of production equipment to facilitate the project development.

  Exploration in the Gulf of Mexico is an important part of EEX's exploratory program. A total of over 200 leases (over 790,000 gross acres and 390,000 net acres) are currently held in the Gulf of Mexico. Typically, successful wells in the Gulf produce at high rates compared with onshore wells, which is important in increasing cash flow and improving the ratio of production to reserves. State-of-the-art technology, including specialized 3-D seismic processing and innovative production techniques, is being utilized to help achieve these objectives.

  EEX plans further drilling on undeveloped acreage but at this time cannot specify the extent of the drilling or predict how successful it will be in establishing commercial reserves sufficient to justify retention of the acreage. The primary terms, under which the undeveloped acreage can be retained by the payment of delay rentals without the establishment of gas and oil reserves, expire as follows:

                                                                 GULF OF MEXICO
                                                                 TOTAL LEASEHOLD
                                                                 ACRES EXPIRING
                                                                 ---------------
                                                                  GROSS    NET
                                                                 ------- -------
     1995.......................................................  43,260  17,313
     1996.......................................................  62,106  29,438
     1997.......................................................  51,700  24,598
     1998.......................................................  19,651  14,892
     1999 and later (1)......................................... 612,283 303,759

--------
(1)Includes acreage held by production.

  A portion of the undeveloped acreage may be allowed to expire prior to the expiration of primary terms specified in this schedule by nonpayment of delay rentals.

  EAST TEXAS REGION

  The East Texas Region conducts exploration and development in East Texas and Northern Louisiana. The Management of EEX believes that it has proprietary knowledge based on its experience in tight reservoirs in East Texas which gives EEX a competitive advantage relative to its peers. EEX operates approximately 550 wells and controls approximately 65,000 acres by virtue of its Travis Peak, Hosston and Cotton Valley production in the region.

  Historically, EEX's activities have been focused on six major fields. Since discovery, the six fields have produced a total of 1.8 Tcf of natural gas and 40 MMBbls of oil and gas liquids. The East Texas fields are characterized by reservoirs with large sections of interbedded, low porosity sands and shales. EEX has combined its experience with workovers, recompletions and development drilling in these fields with the latest hydraulic fracturing and computer technology to offset the natural declines in these fields. The profitability of performing these operations is sensitive to product prices. EEX is currently conducting a joint program with Los Alamos National Laboratory to determine more efficient methods to fracture the reservoir and potentially enhance gas production. In East Texas, EEX's objective is to accelerate production while preserving or increasing reserves and net present value of the fields.

  The DALEN Acquisition added 81.3 Bcfe of total proved reserves to this region. The East Texas properties acquired in the DALEN Acquisition exhibit similar reservoir characteristics to EEX's existing properties. EEX management believes that pursuing a similar exploitation strategy on the DALEN properties will enhance the production from those fields.

  Total proved reserves in the East Texas Region at June 30, 1995, are 907.7 Bcfe, which represents 51.3% of EEX's total proved reserves. Within the region, reserves are concentrated in EEX's top eight fields, which represent approximately 98.1% of EEX's total proved reserves in the region.

                                                              PROVED     1994
                                                             RESERVES PRODUCTION
                                                              (BCFE)    (BCFE)
                                                             -------- ----------
   EEX:
    Proved reserves at December 31, 1994 and production for
     1994:
     Opelika...............................................   241.7       6.6
     Whelan................................................   222.7       5.1
     Tri-Cities............................................   174.2       4.3
     North Lansing.........................................    80.6       2.8
     Freestone.............................................    58.4       3.3
     Willow Springs........................................    52.1       1.8
     Other.................................................     8.0       1.2
    January through June 1995--
     Production............................................   (11.3)
                                                              -----      ----
      Total EEX proved reserves at June 30, 1995 and
       production for 1994.................................   826.4      25.1
                                                              -----      ----
   DALEN proved reserves at June 30, 1995 and production
    for 1994:
     Logansport............................................    59.7       2.0
     Bald Prairie..........................................    12.1       2.7
     Other.................................................     9.5       3.1
                                                              -----      ----
      Total DALEN proved reserves at June 30, 1995 and
       production for 1994.................................    81.3       7.8
                                                              -----      ----
      Total................................................   907.7      32.9
                                                              =====      ====

  Opelika. This field, located near Athens in Henderson County, Texas, was discovered in 1935. EEX controls approximately 15,000 acres and operates 230 wells in this field with a 100% working interest. EEX has actively developed this field over the past ten years. Since 1984, EEX has drilled and completed approximately 100 wells to further develop the field. The field produces from multiple pay zones, including the Rodessa, James Lime, Pettit, Travis Peak and Cotton Valley formations which occur over a 4,000 foot interval. Many pay zones remain behind pipe and will be completed at later dates. In a joint program with the Los Alamos National Laboratory, EEX has been performing tests to determine the induced fracture orientation within the field. This data could allow EEX to more efficiently produce the reserves within this and other fields.

  Whelan. Located 20 miles northeast of Longview, Texas, Whelan is a long-lived gas field producing from the Travis Peak and Pettit formations. This field was discovered in 1949 and purchased by EEX in 1967. EEX is the operator and has a 100% working interest in 73 wells covering an area of 14,000 acres. Development plans for 1995 include reworking eight wells and drilling four development wells.

  Tri-Cities. In this field, located near Athens in Henderson County, Texas, EEX controls in excess of 6,500 acres and operates 80 wells currently producing with a 100% working interest. In 1990, EEX successfully explored and developed the deeper Cotton Valley formation. With the successful completion of the Cotton Valley sands, the field produces from multiple pay zones that occur over a 2,500 foot interval. EEX currently operates eight Cotton Valley wells (four net) with a 50% working interest and is negotiating to acquire the remaining interests in these wells. All other wells are completed in the Travis Peak and Pettit formations. EEX currently plans to drill an additional Cotton Valley well and may drill an additional Travis Peak well during 1995.

  North Lansing. Located near Longview, Texas, this field has an areal extent of 10,000 acres. EEX operates 39 gas wells with a 97% working interest, which are producing mainly from the Travis Peak, Cotton Valley and Pettit formations. Development plans for 1995 include drilling two wells and reworking six existing wellbores.

  Freestone. In this field, located near Freestone, in Freestone County, Texas, EEX operates 32 gas wells with a 75% average working interest, which are currently producing from the Travis Peak, Pettit, Cotton Valley Lime and Bossier formations. Over the past three years, EEX has successfully reworked six wells and drilled 22 others, with four wells remaining to be drilled in 1995. EEX's share of the gas produced from this field is dedicated until 2001 to a long-term gas contract at above market prices. EEX recently began testing the deeper potential in this field and has established commercial production in the Cotton Valley Sand, Bossier and the Cotton Valley Lime. Full development in these three horizons is currently being deferred.

  Willow Springs. Located partially under the townsite of Longview, Texas, this field encompasses over 15,000 acres. EEX operates 40 wells in the field, with production predominately from the Travis Peak formation. EEX has a 6,000 acre position, with a working interest of 50%. In 1995, EEX plans to drill three additional wells and rework three existing wells.

  Logansport. This northern Louisiana property is considered by EEX to have significant remaining multiple pay zone development potential. EEX controls 4,500 acres in this field and operates 14 gas wells with a 95% average working interest. Based on a successful recompletion in 1993, three wells were recompleted and five wells were drilled in 1994, all with successful results. Subsequently, an aggressive acquisition plan was undertaken and additional working interests in the field were added. As a result of the expanded position in the field, EEX anticipates drilling nine gas development wells in 1995.

  Bald Prairie. EEX controls 4,500 acres in this East Texas field and operates 27 gas wells with a 60% average working interest. An active drilling program was successfully conducted in 1991 and 1992 to qualify wells for the federal income tax credits available for gas from tight sands. Based on experience and log characteristics, EEX believes that substantial upside potential may exist in this field. If preliminary work is validated, a substantial development program will be undertaken. Gas produced from this property is dedicated through 1998 under a contract at fixed prices above current market levels.

  NORTH CENTRAL TEXAS AND OTHER REGION

  The North Central Texas and Other Region conducts exploration and development activities in North Central Texas, West Texas, Oklahoma, New Mexico and in the Rocky Mountain Area, primarily Southwest Wyoming and Northeast Utah. EEX has a total of 262 fields and operates properties containing approximately 74% of its reserves in this region.

  The fields in this region consist primarily of more mature fields which, similar to other EEX fields, respond well to active reservoir management, ongoing development drilling and workovers, and enhanced recovery techniques. EEX is actively using 3-D seismic to pursue an exploration program in this region designed to yield more modest oil reserve additions with lower risk and cost than its offshore exploration program.

  DALEN's total proved reserves of 215.7 Bcfe in this region accounted for 54.4% of the DALEN Acquisition's total proved reserves and are located primarily in the Rocky Mountain area. EEX plans to conduct a thorough engineering evaluation of these reserves and use its experience with similar reservoirs to enhance the production from these fields.

  Total proved reserves in the North Central Texas and Other Region at June 30, 1995, are 341.0 Bcfe, which represents 19.3% of EEX's total proved reserves.

                                                              PROVED     1994
                                                             RESERVES PRODUCTION
                                                              (BCFE)    (BCFE)
                                                             -------- ----------
   EEX:
    Proved reserves at December 31, 1994 and production for
     1994:
     Boonsville............................................    52.6       5.3
     Hardeman County Area..................................     9.5       1.6
     S. E. Luther..........................................     7.0        .5
     Other.................................................    58.2      11.4
    January through June 1995:
     Additions to reserves.................................     7.7
     Production............................................    (9.7)
                                                              -----      ----
      Total EEX proved reserves at June 30, 1995 and
       production for 1994.................................   125.3      18.8
                                                              -----      ----
   DALEN proved reserves at June 30, 1995 and production
    for 1994:
     Wamsutter.............................................    56.9       6.3
     Fontenelle............................................    56.3       3.9
     River Bend............................................    21.2       4.7
     Townsend Deep.........................................    11.2       1.2
     West Cheyenne.........................................     9.6       2.8
     Pleasant Valley.......................................     7.1        .8
     Katz..................................................     5.5       2.2
     Other.................................................    47.9      10.9
                                                              -----      ----
      Total DALEN proved reserves at June 30, 1995 and
       production for 1994.................................   215.7      32.8
                                                              -----      ----
      Total................................................   341.0      51.6
                                                              =====      ====

  Boonsville. EEX currently operates 260 wells with a 100% working interest and currently controls 40,000 acres in this field located in North Central Texas. EEX has been actively developing this field over the past 15 years. Recent activity has proven the economic viability of down spacing the field to 80 acre spacing. Also, EEX, in partnership with the Bureau of Economic Geology, is using 3-D seismic data to more accurately map the Bend and Caddo conglomerates. EEX plans to continue development drilling and has an inventory of approximately 80 locations.

  Hardeman County Area. EEX currently operates 23 of the 45 wells in which it has an interest in this area located in Central Texas. Production in Hardeman County is primarily from the Chapel Dolomite, with secondary production found in the Mississippian Limestone and stray conglomerates. The Chapel Dolomite's high permeability and extremely active water drive allows wells to flow at the maximum allowable rate per day. EEX is successfully utilizing 3-D seismic data to increase its drilling success rate in the area. EEX drilled seven successful wells in 1994 and has drilled six successful wells in 1995. EEX has plans for an additional eight wells by year end. EEX's interest in wells in this area varies from 50% to 100%.

  S. E. Luther. This field, located in West Texas, was discovered in 1952. EEX is the operator with a 30% working interest. Production is from the Fusselman Dolomite at a depth of 9,800 feet. Waterflood operations were initiated in 1969. There are 26 active wells, 17 producers and nine injectors, in the field. Opportunity is believed to exist to obtain additional oil by horizontal drilling and production optimization.

  Wamsutter. Three development wells were drilled in this field located in southwest Wyoming in 1994, following a ten-well drilling program that commenced in late 1992. No drilling is planned for 1995. EEX operates 27 wells with a 90% average working interest and currently owns 9,000 acres in this field.

  Fontenelle. This long-lived gas field, located in Wyoming, is largely developed on 160-acre spacing. Offset operators have developed portions of their productive area at 80 acres indicating the potential for future downspacing on EEX acreage. In 1994, eight development wells were drilled. EEX operates 104 wells with a 75% average working interest and currently owns 16,000 acres in this field.

  River Bend. In 1994, one development well was drilled on this non-operated Utah field, bringing the total to 169 wells. Future development is also being evaluated for the Green River formation above the currently producing Wasatch formation. EEX has a 37.5% average working interest in 16,000 acres in this field.

  Townsend Deep. EEX has a 46% working interest in ten oil wells in this southeast New Mexico field. This field is currently being unitized for gas reinjection to maximize oil recovery. EEX has recently completed two exploratory oil discoveries in the area. Further drilling is awaiting the acquisition of 3-D seismic data.

  West Cheyenne. EEX controls 5,383 acres in this Oklahoma field and has interests in 22 wells of which it operates nine with an average working interest of 78%. In 1993, one well was drilled to the Red Fork formation that qualified for the federal income tax credits available for gas from tight sands. An additional drilling location has been identified; however, no wells are planned for 1995.

  Pleasant Valley. EEX controls approximately 25,000 acres and operates 49 wells with an 85% average working interest in this Utah field. In 1994, eight wells were completed and one well was a dry hole. Five development wells are planned for 1995. An agreement has been made with another operator to drill ten wells on EEX acreage, which will allow the operator to earn one-half of EEX's interest in those ten sections. Regulatory approval has been received for the Wells Draw water flood unit for the Green River formation and injection was begun in January 1995. A significant increase in oil recovery is anticipated from this waterflood unit. EEX is also negotiating with another operator to participate in one additional waterflood unit and is evaluating other opportunities.

  Katz. EEX has an interest in three producing Strawn waterflood units. Two units are operated by EEX, consisting of 73 wells with an average working interest of 55.2%. In 1993, EEX initiated a polymer flood in the Southwest River unit and is studying expansion to adjacent units. In 1994, a fracture stimulation program was undertaken to increase productivity from the middle lobe of the Strawn sand. Based on the success of that program, an additional 12 stimulation candidates have been identified. EEX controls 6,627 acres in this field.

  Exploration in the North Central Texas and Other Region. EEX's exploration program in the North Central Texas and Other Region is focused primarily on Mississippian age reefs in the Hardeman Basin and Bend Arch Area, both in Texas. EEX has extensive exploration and production experience and maintains a production base and infrastructure in these areas.

  EEX is using 3-D seismic technology to delineate smaller Mississippian age reefs that were bypassed by earlier exploration efforts in this part of Texas, which has long been dominated by small independents. While the reserves targeted are relatively small (100 to 500 MBbls of oil equivalent), the drilling success rate to date, the relatively low drilling costs and the multiple prospects identified, justify expenditures on large 3-D seismic projects used to delineate the numerous, but relatively smaller features.

  The use of 3-D seismic has significantly improved the drilling success rate in both the Hardeman Basin and the Bend Arch Area. Using 2-D seismic to identify prospects, EEX drilled approximately 120 wells between 1975 and the late 1980's in these areas with a drilling success rate of approximately 28%. The use of 3-D seismic has improved the drilling success rate in the Hardeman Basin to 48% and in the Bend Arch Area to 93%.

  In the Hardeman Basin, for the balance of 1995, EEX plans to drill ten additional wells and add additional prospects to its inventory. Since 1992, EEX has acquired over 160 square miles of 3-D seismic data in the area, a large portion of which remains to be evaluated by drilling. EEX plans to acquire an additional 70 square miles of 3-D seismic data in 1995 and will continue to add to its 96,000 net leasehold acres.

  In the Bend Arch Area, EEX plans to drill additional wells and also obtain additional 3-D seismic data and acreage in 1995. EEX's land position and seismic inventory in this area consists of 64,000 net leasehold acres and 165 square miles of 3-D seismic, of which a large portion remains to be fully interpreted or evaluated by drilling. In 1995, EEX plans to acquire an additional 40 square miles of 3-D seismic data in this area.

  Management believes that EEX's successful history in the North Central Texas area, its financial strength and its technological capabilities give it a competitive advantage over its primary competition, the small, local independents. EEX plans to continue its efforts in the Mississippian reef plays and continue its evaluation of the shallow Palo Pinto play, also in the Bend Arch.

  Other plays of interest in the North Central Texas and Other Region are the Delaware and Strawn plays in Southeastern New Mexico, which are being pursued using 2-D seismic, and the Anadarko Basin in Oklahoma, where EEX has a substantial acreage position and an extensive 2-D seismic base as a result of the DALEN Acquisition.

  GULF COAST REGION

  The Gulf Coast Region conducts exploration and development activities in the onshore Gulf Coast areas of Texas, Louisiana, Mississippi and Alabama. EEX has a total of 126 fields and operates fields containing 72% of its reserves in this region.

  EEX has a combination of long-lived, tight sands and high production rate fields. EEX also has an active exploration program based on 3-D seismic that is focused on high potential prospects.

  In addition to adding 76.4 Bcfe of proved reserves to this region, the DALEN Acquisition included the Destec fee acreage. This fee acreage is located primarily in Louisiana and consists of approximately 60,000 gross acres. EEX believes that the existing fields and the fee acreage provide many high potential exploration prospects.

  Total proved reserves in the Gulf Coast Region at June 30, 1995, are 168.4 Bcfe, which represents 9.5% of EEX's total proved reserves.

                                                              PROVED     1994
                                                             RESERVES PRODUCTION
                                                              (BCFE)    (BCFE)
                                                             -------- ----------
      EEX:
       Proved reserves at December 31, 1994 and production
        for 1994:
        Fashing............................................    53.0       8.3
        Sheridan...........................................     4.1        .8
        Ranch Viejo........................................     3.4        .6
        Other..............................................    40.7       9.9
       January through June 1995--
        Production.........................................    (9.2)
                                                              -----      ----
         Total EEX proved reserves at June 30, 1995 and
          production for 1994..............................    92.0      19.6
                                                              -----      ----
      DALEN proved reserves at June 30, 1995 and production
         for 1994:
        Riceville..........................................    14.2       3.3
        Provident City Area................................    12.7        .2
        Los Indios.........................................    10.9       1.9
        North Turtle Bayou Area............................    10.5       7.7
        Lake Arthur........................................     6.5       1.4
        Guerra.............................................     5.0       1.8
        Other..............................................    16.6       6.9
                                                              -----      ----
         Total DALEN proved reserves at June 30, 1995 and
          production for 1994..............................    76.4      23.2
                                                              -----      ----
         Total.............................................   168.4      42.8
                                                              =====      ====

  Fashing Field. Located approximately 60 miles south of San Antonio, Texas, the field was discovered by EEX in 1956. The areal extent of the reservoir is approximately 7,100 acres. The field is divided into the Edwards Lime "A" and "B" zones. There are currently 58 "A" zone completions and 22 "B" zone completions throughout the field, of which EEX operates 43. EEX owns a 100% working interest in the operated wells and a 47% working interest in the non-operated wells. Net interest in the entire field is 63%. Production rates in the field have increased almost 30% over the last few years as a result of a successful drilling campaign. Development drilling activities, including horizontal drilling, are currently ongoing in Fashing field.

  Sheridan. This field is located in Colorado County, Texas, 80 miles west of Houston. The field was discovered by Shell in 1940. An anticlinal feature covering 14,900 acres provides the structural trap for hydrocarbons in the field. More than 8,000 acres are proven productive, with production primarily from Wilcox age sandstones. The Wilcox sands range in gross thickness from 1,200 to 1,700 feet. EEX acquired additional interests in the field in 1992, resulting in the current 22.8% working interest. There are presently 39 wells producing from the Wilcox and Frio reservoirs. Exploration and development activities, including a 3-D seismic survey, are underway to exploit Lower Wilcox, Yequa and Frio reservoirs within the anticline. All of these formations have produced hydrocarbons on this structure.

  Rancho Viejo. The Rancho Viejo field, located in South Texas, was discovered in 1982. The field lies at the southeastern downdip edge of the Lobo sand trend in Webb County, approximately 30 miles east of Laredo. The Lobo section is a sequence of sandstones and shales at a depth of 9,700 feet, with individual sand units forming laterally continuous lobes varying from 10 to 50 feet in thickness. Permeabilities within the sand are generally low but hydraulic fracturing treatments have been effective in stimulating production. In 1993, EEX acquired additional interest in and operational control of the field. EEX currently owns interests in 25 wells, with a total working interest of 51.7% and has under lease 3,291 acres.

  Riceville. In this southwest Louisiana property, EEX has two non-operated gas and condensate wells producing from the Cib Op reservoir at a depth of 13,000 feet. EEX's average working interest in this field is 33%.

  Provident City Area. Four fields in the Wilcox trend of South Texas make up this area--Allen Ranch, Provident City, North Provident City and Northeast Provident City. EEX controls 6,580 acres and operates nine wells with an average working interest of 91.6%. Further drilling in this area awaits interpretation of a recently acquired 3-D seismic survey.

  Los Indios. EEX operates 65 wells in this South Texas field and has a 100% working interest. Utilizing a recently completed 3-D seismic survey, an exploratory well was drilled in 1994 to test the deeper Vicksburg formation, which has been a prolific producing formation in several nearby fields. This well, in which EEX has a 50% working interest, was completed in October 1994. In 1994, three additional development wells were drilled for the shallower Frio formation. In 1995, additional drilling is planned to develop the Vicksburg formation discovery. EEX owns 4,893 acres in this area.

  North Turtle Bayou Area. Three fields located in southeast Louisiana make up this area--North Turtle Bayou, Kent Bayou and Turtle Bayou. EEX has interests in ten wells of which it operates five wells and has under lease 10,144 acres, with an average working interest of 92%. Production has been established in six different pay zones. A 3-D seismic survey has been acquired over this area and three development wells and one exploratory well were drilled in 1994. Two development wells were completed as gas wells, and the one exploratory well has been temporarily abandoned. Drilling plans for 1995 include one exploratory well and one development well.

  South Lake Arthur. EEX controls 993 acres and has an interest in six wells in this Miogyp field in South Louisiana. Three wells are operated by EEX with a working interest of 37.7%.

  Guerra. Producing from the Elvella member of the Wilcox series in South Texas, EEX has 1,671 acres under lease and operates four wells with an average working interest of 84.4% in this field. EEX has interests in an additional nine non-operated wells in this field.

  Exploration in the Gulf Coast Region. In the Gulf Coast Region, EEX is using computer technology to evaluate subsurface logs, seismic amplitudes, amplitude versus offset and 3-D seismic surveys to create additional value and reduce exploration risk when drilling for new production or acquiring additional prospects or production. The 3-D seismic surveys are limited to areas large enough to economically support 3-D acquisition costs. Presently, EEX has interests in 16 3-D seismic surveys covering 310 square miles.

  During 1995, activity in the Gulf Coast Region will be concentrated in the Smackover Trend play in Alabama, the Planulina and Miocene plays in South Louisiana and the Yegua, Frio and Wilcox Trends of South Texas.

  In addition, EEX plans to exploit its interest in approximately 60,000 gross (52,000 net) acres in South Louisiana acquired in the DALEN Acquisition. This acreage represents fee mineral acres predominately in the Atchafalaya Basin of South Louisiana. The majority of these fee mineral interests are currently unleased and have had only a limited amount of 3-D seismic coverage. Approximately 8,600 net acres are held by production with the majority of the acreage considered prospective at this time. This asset provides EEX with the competitive advantage of fee mineral ownership in a prospective area.

  INTERNATIONAL

  EEX's international activities are concentrated in areas which are intended to broaden the utilization of its expertise in the exploitation of mature natural gas and oil fields and to develop offshore properties utilizing its experience in subsea completion technology and floating production technology. EEX has concessions in Indonesia, Malaysia and Israel.

  All of EEX's international reserves are in the Mudi discovery on the island of Java in Indonesia. A plan of development will be submitted later this year to the Indonesian government so that development and production may begin. To date, three wells have been drilled and tested with flow rates between 1,350 and 5,024 Bbls of oil per day. A fourth well is currently being drilled. First production is expected in 1997. EEX currently has a 25% non-operating working interest, which will be reduced after cost recovery to 12.5% by government participation.

  Enserch India, Inc., an affiliate of EEX, has entered into a Memorandum of Understanding with ONGC Videsh Limited, a wholly-owned subsidiary of the Oil & Natural Gas Corporation Limited of New Delhi, India, which is intended to result in the formation of a joint venture company to explore and develop hydrocarbon resources in India and other countries. The joint venture company would be equally owned by the EEX affiliate and ONGC Videsh Limited.

GAS AND OIL RESERVES

  Reserve volumes for EEX are estimated by D&M. The present value of proved reserves for EEX has been determined by EEX using EEX's December 1994 weighted average sales prices of $14.05 per Bbl for oil and $2.29 per Mcf for natural gas. Reserve volumes and the present value of proved reserves for DALEN were estimated by Netherland, Sewell using DALEN's December 31, 1994, weighted average sales prices of $14.33 per Bbl for oil and $1.57 per Mcf for natural gas. The present value of estimated future net revenues (after tax) at December 31, 1994 was as follows (in millions):

   EEX................................................................ $  879.3
   Green Canyon Transaction...........................................     19.1
   Garden Banks Transaction...........................................    (38.4)
                                                                       --------
       Total EEX......................................................    860.0
   DALEN..............................................................    262.0
                                                                       --------
       Total.......................................................... $1,122.0
                                                                       ========

  The following table sets forth estimated net proved reserves at December 31, 1994.

                                                   DEVELOPED UNDEVELOPED  TOTAL
                                                   --------- ----------- -------
   Natural gas (Bcf)..............................    961.5     409.3    1,370.8
   Oil and gas liquids (MMBbls)...................     25.6      42.4       68.0
     Total reserves (Bcfe)........................  1,114.9     664.1    1,779.0

  During 1994, EEX filed Form EIA-23 with the Department of Energy reflecting reserve estimates for the year 1993. Such reserve estimates were not materially different from the 1993 reserve estimates reported in Note 8 of Notes to Financial Statements of EEX in this Prospectus.

DRILLING ACTIVITY

  Drilling activity for the years ended December 31, 1992, 1993 and 1994, is set forth below:

                                                   1992       1993       1994
                                                ---------- ---------- ----------
                                                GROSS NET  GROSS NET  GROSS NET
                                                ----- ---- ----- ---- ----- ----
   Exploratory wells:
     Productive................................    5   3.2    7   3.8   21  13.8
     Dry.......................................   23  11.0   33  15.6   56  30.5
                                                 ---  ----  ---  ----  ---  ----
       Total...................................   28  14.2   40  19.4   77  44.3
                                                 ===  ====  ===  ====  ===  ====
   Development wells:
     Productive................................  108  47.4  131  86.6   90  63.0
     Dry.......................................   15   6.3    9   4.5   15   7.5
                                                 ---  ----  ---  ----  ---  ----
       Total...................................  123  53.7  140  91.1  105  70.5
                                                 ===  ====  ===  ====  ===  ====

  Through the first seven months of 1995, EEX had completed 69 wells (43.7 net) and at August 1, 1995, was participating in 62 wells (33.0 net) that were either being drilled or in some stage of completion.

  The number of wells drilled is not a significant measure or indicator of the relative success or value of a drilling program because the significance of the reserves and economic potential may vary widely for each project. It is also important to recognize that reported completions may not necessarily correspond to capital expenditures, since the Commission guidelines do not allow a well to be reported as completed until it is ready for production. In the case of offshore wells, this may be several years following initial drilling because of the timing of construction of platforms, pipelines and other necessary facilities.

ACQUISITION, DEVELOPMENT AND EXPLORATION EXPENDITURES

  Acquisition, development and exploration expenditures for the years ended December 31, 1993 and 1994, are set forth below:

                                                             1993     1994
                                                           -------- --------
                                                              (IN THOUSANDS)
   Property acquisitions:
     Proved............................................... $  9,263 $ 15,670
     Unproved.............................................   17,170   43,917
   Development costs......................................  117,734  128,720
   Exploration costs......................................   50,871   90,126
                                                           -------- --------
     Total................................................ $195,038 $278,433
                                                           ======== ========

  See Note 8 of Notes to Financial Statements of EEX in this Prospectus for acquisition, development and exploration expenditures of EEX for the three years ended December 31, 1994.

ACREAGE DATA AND PRODUCTIVE WELLS

  Developed and undeveloped lease acreage as of December 31, 1994, are set forth below:

                                             DEVELOPED ACRES  UNDEVELOPED ACRES
                                             --------------- -------------------
                                              GROSS   NET      GROSS     NET
                                             ------- ------- --------- ---------
   Domestic:
     Offshore............................... 118,729  36,497   437,756   204,159
     Onshore................................ 578,218 357,464 1,571,809   920,174
                                             ------- ------- --------- ---------
       Total................................ 696,947 393,961 2,009,565 1,124,333
   International............................     --      --    932,811   229,448
                                             ------- ------- --------- ---------
       Total................................ 696,947 393,961 2,942,376 1,353,781
                                             ======= ======= ========= =========

  EEX plans further drilling on undeveloped acreage but at this time cannot specify the extent of the drilling or predict how successful it will be in establishing commercial reserves sufficient to justify retention of the acreage. The primary terms, under which the undeveloped acreage can be retained by the payment of delay rentals without the establishment of gas and oil reserves, expire as follows:

                                                   UNDEVELOPED ACRES EXPIRING
                                                 -------------------------------
                                                    DOMESTIC      INTERNATIONAL
                                                 --------------- ---------------
                                                  GROSS    NET    GROSS    NET
                                                 ------- ------- ------- -------
   1995......................................... 275,542 171,146     --      --
   1996......................................... 445,354 259,177 547,896 136,974
   1997 and later............................... 706,633 420,298 384,915  92,474

  Drilling rights with regard to a portion of the undeveloped acreage may be allowed to expire before the expiration of primary terms specified in this schedule by nonpayment of delay rentals.

  At December 31, 1994, EEX owned interests in 4,554 wells, of which 3,028 (1,365 net) were natural gas and 1,526 (444 net) were oil. Of these, 249 were completed and are producing from more than one horizon.

PRODUCTION AND SALES

  Production and sales data for the years ended December 31, 1993 and 1994 are set forth below:

                                                                   1993   1994
                                                                  ------ ------
   Production data:
     Natural gas (Bcf)...........................................  137.5  121.5
     Oil and gas liquids (MMBbls)................................    5.4    4.8
       Total production (Bcfe)...................................  170.1  150.2
   Sales (in millions):
     Natural gas(1).............................................. $281.9 $249.9
     Oil and gas liquids(1)......................................   88.9   71.2
   Average sales price:
     Natural gas (per Mcf)(1).................................... $ 2.05 $ 2.06
     Oil (per Bbl)(1)(2).........................................  17.26  15.80

--------
(1) Reflects the net effects of price hedging activities.
(2) Excludes gas liquids.

  See Note 8 of Notes to Financial Statements of EEX in this Prospectus for production and sales information for EEX for the three years ended December 31, 1994.

MAJOR CUSTOMERS

  EEX sells its gas and oil under long- and short-term contracts. Enserch Gas Company ("EGC"), an ENSERCH subsidiary, is EEX's largest gas customer, purchasing gas under two long-term variable price contracts. A division of ENSERCH, Lone Star Gas Company, purchases gas under a long-term fixed price service contract. In 1994, approximately 14.0% of EEX's natural gas volumes (exclusive of DALEN's production) was sold to Lone Star Gas Company. A loss of sales under this contract could have an adverse financial impact on the earnings to the extent that the price in effect under the contract at such time exceeds the price at which the gas may be sold by EEX to others. EGC provides marketing services for substantially all of EEX's gas production, other than gas sold under existing long-term contracts. Presently the majority of the gas production is sold by EGC under short-term (90 days or less) agreements at market responsive prices. EGC is continually in search of long-term agreements that meet the price expectations of EEX and will make such commitments with approval of Management. In addition, EEX, through EGC, attempts to maintain a portfolio of customer types and contract terms that maximizes value, provides dependable outlets for EEX's production and minimizes purchaser nonperformance and credit risk. See "Relationship Between EEX and ENSERCH" and Note 6 of Notes to Financial Statements of EEX in this Prospectus.

  Oil sales contracts are for one year or less, and prices generally are based upon field posted prices plus negotiated bonuses.

  EEX utilizes futures contracts, commodity price swaps and other financial instruments to reduce exposure of EEX's gas and oil production to price volatility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Hedging Activities" and Notes 2 and 8 of Notes to Financial Statements of EEX in this Prospectus.

COMPETITION

  The oil and gas industry is highly competitive in all its phases. EEX competes in the acquisition of properties, the search for and development of reserves, the production and sale of gas and oil, and the securing of the labor and equipment required to conduct operations. EEX's competitors include major gas and oil companies, other independent gas and oil concerns and individual producers and operators. Many of these competitors have financial and other resources that substantially exceed those available to EEX. Gas and oil producers also compete with other industries that supply energy and fuel.

TITLE TO PROPERTIES

  EEX believes that it has satisfactory title to its properties in accordance with standards generally accepted in the oil and gas industry, subject to such exceptions which, in the opinion of EEX, are not so material as to detract substantially from the use or value of its properties. EEX performs extensive title review in connection with acquisitions of proved reserves and has obtained title opinions on substantially all of its material producing properties. As is customary in the oil and gas industry, only a perfunctory title examination is performed in connection with acquisition of leases covering undeveloped properties. Generally, prior to drilling a well, a more thorough title examination of the drill site tract is conducted and curative work is performed with respect to significant title defects, if any, before proceeding with operations.

ROYALTIES AND OTHER INTERESTS

  EEX's gas and oil properties are subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the oil and gas industry. Except as otherwise indicated, all information presented in this Prospectus is presented net of such interests. EEX's properties are also subject to liens for current taxes not yet due and other encumbrances. EEX believes that such burdens do not materially detract from the value of such properties or from the respective interests therein or materially interfere with their use in the operation of the business.

GOVERNMENT REGULATION

  The gas and oil industry is extensively regulated by federal, state and local authorities. Legislation affecting the gas and oil industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, have issued rules and regulations binding on the gas and oil industry and its individual members, some of which carry substantial penalties for the failure to comply. The legislative and regulatory burden on the gas and oil industry increases its cost of doing business and, consequently affects its profitability. Inasmuch as such laws and regulations are frequently amended, reinterpreted or expanded, EEX is unable to predict the future cost or impact of complying with such laws and regulations.

  FEDERAL INCOME TAXATION

  EEX's operations are significantly affected by certain provisions of the federal income tax laws applicable to the gas and oil industry. The principal provisions affecting EEX are those that permit EEX, subject to certain limitations, to deduct as incurred, rather than to capitalize and amortize, a portion of its domestic "intangible drilling and development costs" and to claim depletion on a portion of its domestic gas and oil properties based on l5% of its gas and oil gross income from such properties (up to an aggregate of l,000 Bbls per day of domestic crude oil and/or energy equivalent units of domestic natural gas) even though EEX may have little or no basis in such properties. Under certain circumstances, however, a portion of such intangible drilling and development costs and the percentage depletion allowed in excess of basis will be tax preference items that will be taken into account in computing the alternative minimum tax. EEX will be included in ENSERCH's consolidated federal income tax returns. See "Relationship Between EEX and ENSERCH--Tax Sharing Agreements."

  ENVIRONMENTAL MATTERS

  Gas and oil operations are subject to extensive federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") also known as the "Superfund Law," and similar state statutes, and, with respect to federal leases, to interruption or termination by governmental authorities on account of environmental and other considerations. Regulations of the Department of the Interior currently impose absolute liability upon the lessee under a federal lease for the costs of clean-up of pollution resulting from a lessee's operations, and such lessee may also be subject to possible legal liability for pollution damages. EEX maintains insurance against costs of clean-up operations, but is not fully insured against all such risks. A serious incident of pollution may result in the Department of the Interior requiring lessees under federal leases to suspend or cease operation in the affected area. With respect to any EEX operations conducted on offshore federal leases, liability may generally be imposed under the Outer Continental Shelf Lands Act for costs of clean-up and damages caused by pollution resulting from such operations, other than damages caused by acts of war or the negligence of third parties.

  The Oil Pollution Act of l990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" (which includes owners and operators of offshore facilities) related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. In addition, it imposes ongoing requirements on responsible parties, including proof of financial responsibility to cover at least some costs in a potential spill. On August 25, 1993, the Mineral Management Service (the "MMS"), a federal agency, published an advance notice of its intention to adopt a rule under OPA that would require owners and operators of offshore gas and oil facilities to establish $l50 million in financial responsibility. Under the proposed rule, financial responsibility could be established through insurance, guaranty, indemnity, surety bond, letter of credit, qualification as a self-insurer or a combination thereof. There is substantial uncertainty as to whether insurance companies or underwriters will be willing to provide coverage under OPA because the statute provides for direct lawsuits against insurers who provide financial responsibility coverage, and most insurers have strongly protested this requirement. The financial tests or other criteria that will be used to judge self-insurance are also uncertain. Recently, certain members of Congress and industry representatives have raised substantial objections to the rules as proposed by the MMS. Various proposals have been made to resolve the objections of industry while satisfying environmental concerns. EEX cannot predict the final form of the financial responsibility rule that will be adopted by the MMS, but such rule has the potential to result in the imposition of substantial additional annual costs on EEX or otherwise materially adversely affect EEX. The impact of the rule, however, should not be any more adverse to EEX than it would be to other similarly situated owners or operators in the Gulf of Mexico.

  The operations of EEX are also subject to the Clean Water Act and the Clean Air Act, as amended, and comparable state statutes. The EPA is currently implementing regulations pursuant to the Clean Air Act, and the states are also implementing programs. EEX may be required to incur certain capital expenditures over the next five to ten years for air pollution control equipment.

  EEX's onshore operations are subject to numerous United States federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment, including CERCLA. Such regulations, among other things, impose absolute liability on the lessee under a lease for the cost of clean-up of pollution resulting from a lessee's operations, subject the lessee to liability for pollution damages, may require suspension or cessation of operations in affected areas, and impose restrictions on the injection of liquids into subsurface aquifers that may contaminate groundwater. In particular, CERCLA imposes liability, without regard to fault on persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the remediation and clean-up costs and for damages to natural resources. EEX has received inquiries regarding, and could be named as a potentially responsible party at two Superfund sites. However, EEX does not believe that any liabilities in connection with such matters will have a material adverse effect on its business or results of operations.

  In addition, the recent trend toward stricter standards in environmental legislation and regulation may continue. For instance, if exploration and production wastes were to be reclassified as "hazardous wastes", it would make such wastes subject to more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of EEX, as well as the gas and oil industry in general. Initiatives to further regulate the disposal of gas and oil wastes are also pending in certain states, and these initiatives could have a similar impact on EEX.

  OTHER LAWS AND REGULATIONS

  Various laws and regulations require permits for drilling wells and the maintenance of bonding requirements in order to drill or operate wells, and also regulate the spacing and location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells, the prevention of waste of gas and oil, the prevention and cleanup of pollutants, the maintenance of certain gas/oil ratios, and other matters. EEX's operations are also subject to various conservation requirements. These include the regulation of the size and shape of drilling and spacing units or proration units, the density of wells which may be drilled and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these laws and regulations is to limit the amounts of gas and oil EEX can produce from its wells and limit the number of wells or the locations at which EEX can drill, and thereby limit its profitability.

  EEX has oil and gas leases in the Gulf of Mexico, which were granted by the federal government and are administered by the MMS. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the EPA), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the outer continental shelf to meet stringent engineering and construction specifications. Similarly, the MMS has promulgated other regulations governing the plugging and abandoning of wells located offshore and the removal of all production facilities. Under certain circumstances, including but not limited to, conditions deemed to be a threat or harm to the environment, the MMS may also require any EEX operations on federal leases to be suspended or terminated in the affected area.

EMPLOYEES

  Prior to the acquisition, EEX and DALEN had 373 and 241 employees, respectively. After realizing some of the synergies of the acquisition, the combined employee count of the two companies as of July 20, 1995 is 542. After further integration of financial and other support staff is fully implemented, an additional reduction in the number of employees is expected.

LEGAL PROCEEDINGS

  See Note 7 to the EEX Financial Statements included in this Prospectus and
Note 9 to the DALEN Financial Statements included in this Prospectus for information on legal proceedings. EEX is a party to lawsuits and claims arising in the ordinary course of its business. EEX believes, based on its current knowledge and the advice of its counsel, that all lawsuits and claims would not have a material adverse effect on its financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below is information concerning the directors and executive officers of EEX:

          NAME           AGE                           TITLE
          ----           ---                           -----
D. W. Biegler...........  48 Chairman and Director
J. T. Williams..........  57 Vice Chairman, Chief Executive Officer and Director
Gary J. Junco...........  45 President, Chief Operating Officer and Director
Frederick S. Addy.......  63 Director
B. A. Bridgewater, Jr...  61 Director
B. K. Irani.............  44 Senior Vice President, Production and Engineering Division
R. L. Kincheloe.........  64 Senior Vice President, Offshore and International
J. P. McCormick.........  53 Senior Vice President and Chief Financial Officer
Randall B. Wilson.......  46 Vice President and General Counsel

  Mr. Biegler has served EEX as Chairman and Director since September 1994 and served as Chief Executive Officer of EEX until June 1995. He began his career in 1966 as a staff engineer with the exploration and production company of ENSERCH that later became the managing general partner of EP and is referred to herein as "EEH" and served in various positions with EEH until assigned to other ENSERCH affiliates in 1978. He served Lone Star Gas Company, the utility division of ENSERCH, as President from 1985 and as Chairman from 1989 and was elected President and Chief Operating Officer of ENSERCH in 1991. He also began serving as Chairman and Chief Executive Officer of EEH in 1992. In May of 1993, he was made Chairman and President, Chief Executive Officer of ENSERCH. Mr. Biegler is a Director of ENSERCH, Texas Commerce Bancshares National Association and Trinity Industries, Inc.

  Mr. Williams has been Vice Chairman, Chief Executive Officer and a Director of EEX since June 1995. Mr. Williams was President and Chief Executive Officer of DALEN from March 1989 to June 1995. Mr. Williams previously had been with Lear Petroleum Corporation and its subsidiaries from 1983 to 1989, where he last held the position of President, Chief Executive Officer and Chairman. From 1981 to 1983, he was with Sovran Energy Corp., a company he founded, and from 1978 to 1981, Mr. Williams served as Senior Vice President, Acquisitions, and later President, Administrative Division, of Mitchell Energy and Development Corp. Prior to that, Mr. Williams had been with Chevron Corporation for 18 years where he last held the position of General Manager, Operations, for Chevron Petroleum (U.K. Ltd.).

  Mr. Junco has been President, Chief Operating Officer and Director of EEX since September 1994. He also served EEH as President, Chief Operating Officer since January 1991 and Director since 1985 and was Senior Vice President, Land and Marketing Division, from July 1985 to December 1990. Mr. Junco held various positions with EEH from 1977 to July 1985.

  Mr. Addy has been a Director of EEX since January 1995. He is the retired Executive Vice President and Chief Financial Officer, and Director of Amoco Corporation, an international integrated gas and oil company. Mr. Addy was elected to such position with Amoco in 1990 and retired as an officer and Director effective April 1, 1994. He is a Director of ENSERCH; Baker, Fentress & Company; and The Pierpont Funds.

  Mr. Bridgewater has been a Director of EEX since January 1995. He is Chairman, President and Chief Executive Officer, and a Director of Brown Group, Inc., a consumer products company with operations in footwear. He is a Director of ENSERCH, Boatmen's Bancshares, Inc., FMC Corporation and McDonnell Douglas Corporation.

  Mr. Irani was elected Senior Vice President, Production and Engineering Division, of EEX in June 1995. He had been Vice President, Production and Engineering Division from September 1994 to June 1995. He also served as Vice President, Production and Engineering of EEH since September 1988 and a Vice President of EEH since August 1984.

  Mr. Kincheloe has been Senior Vice President, Offshore and International, of EEX since September 1994. He also served EEH as Senior Vice President, Offshore and International since January 1992 and was Senior Vice President, Drilling and Production Operations, from April 1985 to January 1992.

  Mr. McCormick has been Senior Vice President and Chief Financial Officer of EEX since June 1995. Mr. McCormick served Lone Star Gas Company, a division of ENSERCH, as a Director from July 1991 to June 1993 and as Senior Vice President, Transmission, from February 1993 to June 1995, and Senior Vice President, Finance, from July 1991 to February 1993. Prior to joining Lone Star Gas Company, Mr. McCormick practiced public accounting for 26 years and was a partner in KPMG Peat Marwick and KMG Main Hurdman and served in management positions and as a Director in each Firm.

  Mr. Wilson has been Vice President and General Counsel of EEX since June 1995. He was Vice President and General Counsel of DALEN from June 1990 to June 1995. Mr. Wilson was a partner with the law firm of Jenkens & Gilchrist, P.C. in Dallas, Texas from 1987 to 1990. He served as Vice President, General Counsel and Secretary of Lear Petroleum Corporation from 1984 to 1987. Mr. Wilson was with Turner, Hitchins, Webb, Hicks & Wilson and predecessor firms from 1974 to 1984.

  There are no family relationships between any of the above officers and directors. Directors are elected at the annual meeting of shareholders. Officers are elected annually by the Board of Directors and may be removed by the Board of Directors whenever, in its judgment, the best interests of EEX will be served thereby.

  COMMITTEES OF THE BOARD OF DIRECTORS

  The Audit Committee functions include: meeting periodically with the independent and internal auditors; reviewing annual financial statements and the independent auditors' work and report thereon; reviewing the independent auditors' report on internal controls and related matters; selecting and recommending to the Board of Directors the appointment of the independent auditors; reviewing the letter of engagement and statement of fees that pertain to the scope of the annual audit and certain special audit and non audit work which may be required or suggested by the independent auditors; receiving and reviewing information pertaining to internal audits; directing and supervising special investigations; authorizing and reviewing certain transactions between EEX and ENSERCH Companies; and performing any other function deemed appropriate by the Board of Directors. Mr. Bridgewater is the Chairman and Mr. Addy is a member of the Audit Committee.

  The Compensation Committee establishes, approves or recommends to the Board of Directors, in those instances where their approval is required, the compensation and major items related to compensation of directors and of officers. The Committee also administers the EEX 1994 Stock Incentive Plan. Mr. Addy is the Chairman and Mr. Bridgewater is a member of the Compensation Committee.

  DIRECTOR COMPENSATION

  Directors are compensated by an annual retainer fee of $16,000 plus $1,000 for each Board or committee meeting attended, with a maximum of $1,500 if more than one meeting is held on the same day. In addition, a $1,500 per annum fee is paid for services on a committee of the Board of Directors, with an additional $750 per annum paid to the chairman of a committee. Directors who are also officers of EEX do not receive any fees.

EXECUTIVE COMPENSATION

  COMPENSATION TABLE

  The following table sets forth the annual base salary of the Chief Executive Officer and the four other most highly compensated executive officers (the "named executive officers") who devote substantially their full time to EEX.

   NAME               SALARY                        TITLE
   ----              --------                       -----
   J. T. Williams... $400,000 Vice Chairman and Chief Executive Officer
   Gary J. Junco....  325,000 President and Chief Operating Officer
   R. L. Kincheloe..  240,000 Senior Vice President, Offshore and International
   J. P. McCormick..  195,000 Senior Vice President and Chief Financial Officer
   B. K. Irani......  210,000 Senior Vice President, Production and Engineering

  During 1995, Messrs. Junco and Irani received bonuses for services rendered during 1994 and discretionary bonuses totaling $221,883 and $111,804, respectively. Mr. McCormick and Mr. Williams began employment with EEX in June 1995. Mr. Williams has an employment contract with EEX for five years providing for a minimum salary as above stated, bonus provisions and future awards of stock options and restricted stock (or the cash value thereof).

  D. W. Biegler, Chairman of EEX, is employed as Chairman and President, Chief Executive Officer of ENSERCH and is directly paid all of his compensation by ENSERCH. It is anticipated that in 1996, approximately $150,000 of Mr. Biegler's compensation will be allocated from ENSERCH to EEX under a management cost allocation arrangement. See "Certain Transactions."

  THE 1994 STOCK INCENTIVE PLAN

  The 1994 Stock Incentive Plan (the "Plan") provides for the issuance of stock options ("Options") to officers and other key employees to purchase shares of Common Stock and the award to officers of shares that are subject to vesting based on the achievement of performance criteria ("Restricted Stock"). Under the Plan, (a) the Option price may not be less than the fair market value of the shares on the date of grant, (b) options are exercisable in stages of 25% after one year to 100% after four years and (c) options may not be exercised after ten years from the date of grant.

  The Plan covers a maximum of 2,000,000 shares of Common Stock, subject to adjustment in the event of certain changes in the capital structure of EEX. Such shares may be authorized but unissued shares or shares held in EEX's treasury. If an Option or an award of Restricted Stock is forfeited (where the forfeiting participant received no benefits of ownership), expires or terminates before being exercised, the shares covered thereby will be available for subsequent Option or Restricted Stock awards within the maximum number stated above.

  An award of Restricted Stock may be granted under the Plan, either at no cost to the recipient or for such cost as may be required by law or otherwise as determined by the Compensation Committee of the Board of Directors. The terms and conditions of the Restricted Stock will be specified at the time of the grant. Restricted Stock may not be disposed of by the recipient until the restrictions specified in the award expire. The Compensation Committee will determine at the time of the award what rights, if any, the person to whom an award of Restricted Stock is made will have with respect to Restricted Stock during the restriction period, including the right to vote the shares and the right to receive any dividends or other distributions applicable to the shares. Awards made during 1995 to the named executive officers and Mr. Biegler of EEX are:

                                               STOCK OPTIONS RESTRICTED STOCK(1)
                                               ------------- -------------------
    D. W. Biegler.............................    15,000           10,000
    J. T. Williams............................    35,000(2)        25,000(2)
    Gary J. Junco.............................    25,000           15,000
    B. K. Irani...............................    10,000                0
    R. L. Kincheloe...........................     4,000                0

--------
(1) Performance-based restricted shares will be earned after a three-year performance period ending December 31, 1997 (June 30, 1998 for Mr. Williams), based upon the three year total shareholder return of EEX compared to the Dow Jones Oil-Secondary Index. All shares are earned if the total is 110% of the Index, decreasing to no shares below 85% of the Index. Shares earned at the end of a performance period remain restricted, subject to continued employment for two additional years.
(2) Pursuant to an employment contract Mr. Williams will receive an equal or greater grant of stock options and awards of restricted stock (or the cash value thereof) each year during the five-year term of the employment contract.

  OTHER PLANS

  EEX has the Plan and a bonus plan entitled the Performance Incentive Plan-- Calendar Year 1995. In addition, executive officers are entitled to participate in the ENSERCH Employee Stock Purchase and Savings Plan, the ENSERCH Retirement Income Restoration Plan, the Deferred Compensation Plan and in the Retirement and Death Benefit Program of ENSERCH and Participating Subsidiaries (the "Program"), the cost of which is charged to EEX.

  The following table illustrates the amount of annual compensation benefits payable on a normal retirement basis beginning at normal retirement age to a person in specified average salary and years-of-service classifications under the Program, the ENSERCH Retirement Income Restoration Plan and any annuities previously purchased in satisfaction of pension obligations.

                               PENSION PLAN TABLE

                                              YEARS OF SERVICE
                     -------------------------------------------------------------------
   REMUNERATION(1)      15       20       25        30        35        40        45
   ---------------   -------- -------- --------- --------- --------- --------- ---------
   $275,000.         $ 69,452 $ 92,603 $ 115,754 $ 138,905 $ 162,056 $ 168,931 $ 175,806
    350,000.           89,140  118,853   148,567   178,280   207,993   216,743   225,493
    425,000.          108,827  145,103   181,379   217,655   253,931   264,556   275,181
    500,000.          128,515  171,353   214,192   257,030   299,868   312,368   324,868
    575,000.          148,202  197,603   247,004   296,405   345,806   360,181   374,556
    650,000.          167,890  223,853   279,817   335,780   391,743   407,993   424,243
    725,000.          187,577  250,103   312,629   375,155   437,681   455,806   473,931

--------
(1) Highest average covered compensation over any consecutive five year period.

  Covered compensation under the Program includes base wages and annual-performance based bonuses. The credited years of service under the Program, as of June 1, 1995, for Messrs. Biegler, Williams, Junco, McCormick, Kincheloe, and Irani are 26.9, 0, 18.1, 3.9, 36.7, and 20.4, years, respectively, and the highest average covered compensation during any consecutive five-year period for each of them is $598,296, $0, $306,009, $198,656, $229,484, and $172,618,
respectively. The normal retirement benefit is in the form of a benefit guaranteed for ten years and life thereafter and is not subject to any deduction for Social Security or other offset amounts.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The beneficial ownership of Common Stock by certain beneficial owners and each director, the named executive officers and all directors and executive officers as a group (nine persons) as of August 15, 1995, is as follows:

                                                                    SHARES
                                                                 BENEFICIALLY
                                  SHARES BENEFICIALLY            OWNED AFTER
                               OWNED PRIOR TO OFFERING(1)        OFFERING(1)
                               ------------------------------ ------------------
             NAME                  NUMBER         PERCENT       NUMBER   PERCENT
             ----              ---------------- ------------- ---------- -------
ENS Holdings Limited
 Partnership (2)(5)...........       53,336,434        50.5%  53,336,434  42.4%
Enserch Exploration Holdings,
 Inc. (3)(5)..................       13,883,529        13.1   13,883,529  11.0
ENSERCH Corporation (4)(5)....       37,630,512        35.6   37,630,512  29.9
D. W. Biegler.................           11,000           *       11,000     *
J. T. Williams................           25,000           *       25,000     *
Gary J. Junco.................           15,100           *       15,100     *
Frederick S. Addy.............            2,000           *        2,000     *
B. A. Bridgewater, Jr. .......            1,000           *        1,000     *
J. P. McCormick...............                0                        0
R. L. Kincheloe...............                0                        0
B. K. Irani...................                0                        0
R. B. Wilson..................                0                        0
All directors and executive
 officers as a group..........           54,100           *       54,100     *

--------
* Less than 1%

(1) The number of shares owned by directors and named executive officers includes shares of Restricted Stock awarded under the Plan, where applicable. The percentages shown assume no exercise of the U.S. Underwriters' over-allotment option.

(2) ENS Holdings Limited Partnership, a Texas limited partnership, is trustee (the "Trustee") of the ENS Holdings Trust, a Texas trust (the "Trust") of which ENSERCH is the beneficiary. ENS Holdings I, Inc., the general partner (the "Trustee GP") of the Trustee and ENS Holdings II, Inc., the sole limited partner of the Trustee, are each wholly owned subsidiaries of ENSERCH. The Trustee has voting and dispositive power with respect to the 53,336,434 shares of the outstanding Common Stock owned by the Trust and may be deemed to beneficially own those shares. ENSERCH has the power to revoke the Trust by giving not less than 90 days' prior notice of revocation. Upon termination of the Trust, the assets in the Trust (including any shares of Common Stock in the Trust at that time) would be distributed to ENSERCH. Actions of the Trustee are effected by the Trustee GP in its capacity as general partner of the Trustee.

(3) A wholly owned subsidiary of ENSERCH.

(4) ENSERCH has sole voting and dispositive power with respect to 37,630,512 shares of the Common Stock and, by virtue of its ownership of the securities of EEH, the Trustee and the Trustee GP, may be deemed to share voting and dispositive power with respect to the 67,219,963 shares of Common Stock shown in the table as owned by EEH and the Trust. ENSERCH, therefore, may be deemed to own beneficially, directly or indirectly, 104,850,475 shares of the Common Stock shown.

(5) The address for each party is 300 S. St. Paul, Dallas, Texas 75201.

                      RELATIONSHIP BETWEEN EEX AND ENSERCH

CONTROL OF EEX

  After the Offering, ENSERCH will own beneficially approximately 83.4% of the outstanding Common Stock (or approximately 81.5% if the U.S. Underwriters exercise their over-allotment option in full), enabling it to elect all directors of EEX. Through its ability to elect all directors of EEX, ENSERCH will retain the ability to control all matters relating to the management of EEX, the future issuance of Common Stock and other securities of EEX and the payment of dividends on the Common Stock. ENSERCH also has the ability to control EEX's drilling, development, capital, operating and acquisition expenditure plans. In addition, ENSERCH will retain effective control over the outcome of all matters upon which EEX shareholders vote. Certain of EEX's directors and officers are also directors and/or officers of ENSERCH or its other subsidiaries. There is no agreement between ENSERCH and any other party, including EEX, that would prevent ENSERCH from acquiring additional Common Stock.

TAX SHARING AGREEMENT

  EEX is and after the Offering will continue to be included in ENSERCH's consolidated federal income tax returns, and EEX's federal income tax liability will therefore be included in the consolidated federal income tax liability of ENSERCH and its subsidiaries. EEX and ENSERCH have entered into a tax-sharing agreement with respect to EEX's share of that tax liability. Pursuant to the agreement, EEX and ENSERCH will make payments between them generally calculated so that the amount of taxes to be paid by EEX with respect to any period will be determined as though EEX and its subsidiaries filed a separate consolidated federal income tax return.

  Pursuant to the agreement, ENSERCH will be the sole and exclusive agent for EEX in any and all matters relating to the income tax liability of EEX and its subsidiaries, will have sole and exclusive responsibility for the preparation and filing of consolidated federal income tax returns for the consolidated group, and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of EEX and its subsidiaries.

  Each member of an affiliated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of its affiliated group. Accordingly, each of EEX and its subsidiaries will have joint and several liability for the federal income tax liability of the ENSERCH affiliated group, including that attributable to ENSERCH.

CONFLICTS OF INTEREST

  As a result of ENSERCH's control of EEX and the other subsidiaries of ENSERCH, certain conflicts of interest arise in relations between EEX and the ENSERCH Companies, including conflicts with respect to the issuance of Common Stock and other voting securities of EEX, the election of directors of EEX, the payment of dividends by EEX and various transactions between ENSERCH Companies and EEX.

  EEX and ENSERCH Companies have in the past entered into significant transactions and agreements incident to their respective businesses. Such transactions and agreements have related to, among other things, the purchase and marketing of natural gas, the financing of acquisition, development and sales activities of EEX and the provision of certain corporate services. See "Certain Transactions" and Note 6 of Notes to Financial Statements in this Prospectus. The terms of previous transactions between EEX and the ENSERCH Companies were not established on an arm's-length basis and involved conflicts of interest. Nonetheless, EEX believes that these transactions were on terms at least as favorable to EEX as could have been obtained from unaffiliated third parties. It is anticipated that ENSERCH Companies and EEX will enter into material transactions and agreements from time to time in the future. EEX intends that the terms of any future transactions and agreements between EEX and ENSERCH Companies will be at least as favorable to EEX as could be obtained from unaffiliated third parties.

  In addition, a number of specific types of transactions and relationships between EEX and any entity in which ENSERCH has a direct or indirect interest are contemplated and permitted by Article Eleven of the Restated Articles of Incorporation of EEX, including the following:

  . Any such entity may lend funds to EEX at interest rates not greater than the lesser of the such entity's actual average interest cost of the funds or the rate that EEX would be charged by unrelated lenders on comparable loans. EEX may lend funds to such entities at rates not less than would be charged by unrelated lenders on comparable loans.

  . Any such entity may sell gas, oil, goods and services to, and may purchase gas, oil, goods and services from, EEX on terms comparable to those effected with unaffiliated persons.

  Transactions on terms at variance with the terms above, and transactions not specifically provided for in these and other provisions of Article Eleven, including transactions that have not previously been determined to be fair, may occur if authorized or ratified by a majority of EEX shareholders or a majority of the EEX Board of Directors or a Board committee. ENSERCH controls a majority of the shares of EEX. In determining whether a majority vote of the EEX Board or a Board committee has been achieved, the vote of a director of ENSERCH who is also a director of EEX may be counted toward the authorization or ratification.

  The nature of the respective businesses of EEX and the ENSERCH Companies may also give rise to conflicts of interest. ENSERCH has advised EEX that it does not currently intend to engage in the acquisition or development of, or exploration for, gas and oil except through its beneficial ownership of Common Stock of EEX. However, as part of ENSERCH's business strategy, it may from time to time acquire businesses primarily engaged in other activities that also include gas and oil operations. In addition, consistent with Article Eleven, an ENSERCH Company may engage in direct competition with EEX without first being obligated to offer the transaction or other opportunity to EEX.

  For a discussion of transactions between EEX and ENSERCH and other ENSERCH Companies, see "Certain Transactions."

                               THE REORGANIZATION

  EEX's gas and oil operations represent the gas and oil exploration and production business of ENSERCH. From 1985 through December 30, 1994, this business was conducted primarily through EP, a limited partnership in which, since 1989, a minority interest (less than 1%) was held by the public. At year-end 1994, pursuant to a plan for the reorganization of EP, EEX acquired, through a series of transactions, all of the operating properties of EP Operating Limited Partnership ("EPO"), EP's 99%-owned operating partnership, in exchange for shares of Common Stock. On December 30, 1994, the Reorganization was consummated, EPO was merged into EEX, EP was liquidated, and the Common Stock held by EP was distributed to EP's limited and general partners in accordance with their partnership interests.

  In connection with the Reorganization, EEH (which, prior to the Reorganization was named Enserch Exploration, Inc. and was the Managing General Partner of EP) received EP's interests in and assumed EP's obligations under certain equipment lease arrangements relative to the Garden Banks project and the Mississippi Canyon project, with the equipment being simultaneously subleased to EEX. ENSERCH Companies also assumed approximately $395 million principal amount of EP's indebtedness (including $86 million of debt owed by EP to EPO that did not appear on EP's consolidated balance sheet), plus accrued interest. Upon the liquidation of EP and distribution of Common Stock, public unitholders of EP received 805,914 shares (.77%) of Common Stock, and ENSERCH Companies received 103,775,328 shares (99.23%) of EEX's 104,581,242 shares then outstanding.

  In 1995, EEX acquired the international gas and oil properties of ENSERCH in exchange for 1,113,545 shares of Common Stock, which number of shares is subject to adjustment upon completion of the Offering, and acquired ENSERCH's interest in the SACROC Unit, Kelly Field, Scurry County, Texas ("SACROC") for approximately $1.65 million in cash. See "Certain Transactions."

  As used in this Prospectus, the "Reorganization" means the series of transactions by which EEX acquired all of the operating properties of EP's 99%- owned operating partnership and the acquisition by EEX of the international gas and oil and SACROC properties of ENSERCH.

  The financial statements of EEX for periods prior to December 30, 1994 include the assets, liabilities, operations and cash flows of EP, restated to include the 1% general partners' interest in EPO and the international gas and oil operations and the SACROC operations in a manner similar to a pooling-of-interests since the operations were under the common control of ENSERCH prior to the establishment of EEX. EP and EPO were partnerships and, as a result, the income or loss of the partnerships was included in the tax returns of the individual partners. Accordingly, no recognition was given to income taxes in the financial statements of EP. EEX, as a corporation, is a taxable entity. Pro forma net income includes an adjustment to provide for income taxes on the partnership's operations at the applicable statutory rate. See "Certain Transactions" and the EEX financial statements included in this Prospectus.

                              CERTAIN TRANSACTIONS

  The equipment and facilities used in developing and producing reserves in the Mississippi Canyon project and the Garden Banks project were financed under lease agreements between certain financial institutions and EPO that were guaranteed by ENSERCH. In connection with the Reorganization, all rights and obligations under the leases were assigned to and assumed by EEH, with EEX entering into sublease arrangements with EEH for such equipment and facilities. The Mississippi Canyon sublease has a term of five years, with EEX having an option to purchase the subleased equipment at the end of the term. The Garden Banks equipment is subleased under two subleases: one covers the floating production facility, which has a term of 20 years, and the other covers the subsea equipment, pipelines and the shallow-water production facility, which has an initial term of 12 years. For additional information concerning the subleases, see Note 7 of the Notes to Financial Statements of EEX in this Prospectus.

  In March 1995, EEX purchased the SACROC properties from ENSERCH, which represented ENSERCH's only other domestic gas and oil property. The purchase price of approximately $1.65 million included $1.25 million for the fair market value of the properties, as estimated by D&M, and approximately $.40 million for the net book value of related assets acquired and liabilities assumed.

  In June 1995, EEX acquired all of the international gas and oil operations of ENSERCH for 1,113,545 shares of Common Stock, which number of shares is subject to adjustment upon completion of the Offering. The shares represent a purchase price of approximately $15.6 million, including $13 million for the fair market value of the properties, as estimated by D&M, and $2.6 million for the net book value of the other assets acquired and liabilities assumed. The final number of shares to be issued to ENSERCH will be determined by dividing the purchase price by the net proceeds per share received by EEX for the Common Stock in the Offering, as shown on the cover page of this Prospectus.

  EEX and ENSERCH have entered into a letter agreement dated effective as of January 1, 1995, to formalize borrowing arrangements between EEX and ENSERCH. Funds may be drawn under the terms of the letter agreement until March 31, 1999, pursuant to certain limitations. The agreement provides for automatic one year extensions beginning March 31, 1998, unless a cancellation notice has been given by one of the parties. The aggregate amount of borrowing is limited to $100 million outstanding at any time between May 1, 1995, and the date EEX concludes a public offering of Common Stock and $50 million thereafter. As of June 30, 1995, $39.1 million was outstanding under this arrangement. Beginning May 1, 1995, EEX pays interest on the daily net balance of loans from ENSERCH at a per annum rate equal to the average rate of all loans EEX has outstanding under its bank facilities or if no such loans are outstanding the current one month LIBOR rate plus the spread specified in EEX's bank facilities. If the rate payable by EEX exceeds the rate specified by the formula in EEX's Restated Articles of Incorporation, the rate calculated pursuant to the Restated Articles of Incorporation will be charged. See "Relationship Between EEX and ENSERCH."

ENSERCH pays interest on loans from EEX at the rate it would have to pay on one month commercial paper as of the first day of the month in which the borrowing is outstanding. For each entity, the interest rate on any overdue amounts is the applicable interest rate plus 2% per annum.

  ENSERCH charges EEX for the general and administrative staff costs incurred by ENSERCH in performing accounting, treasury, internal audit, income tax planning and compliance, legal, information systems, human resources and other functions for EEX. Costs are determined on a basis reasonably calculated to reflect the actual costs of the services performed for EEX and may include allocations based on such factors as net capital employed, the number of employees or the percentage of time spent on projects or services. See Note 6 of Notes to Financial Statements of EEX in this Prospectus.

  For additional discussion of transactions between EEX and its affiliates, see "Business--Sales", "Relationship Between EEX and ENSERCH", "The Reorganization" and Notes 6 and 7 of Notes to Financial Statements of EEX in this Prospectus. EEX believes that all of the transactions described above were on terms at least as favorable to EEX as could have been obtained from unaffiliated third parties.

                        DESCRIPTION OF THE CAPITAL STOCK

  The following description of the capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the more complete statements thereof set forth in EEX's Restated Articles of Incorporation and its Bylaws. EEX is currently authorized by its Restated Articles of Incorporation to issue 200,000,000 shares of Common Stock, par value $1.00 per share, and 2,000,000 shares of Preferred Stock, of no par value.

COMMON STOCK

  Subject to the rights of the holders of any Preferred Stock that may be outstanding from time to time and except as otherwise provided by law, holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors from any funds legally available therefor, to cast one vote for each share on all matters voted upon by shareholders, including election of directors (cumulative voting being prohibited), and to share ratably in assets available for distribution upon any liquidation. Holders of Common Stock have no preemptive rights and are not subject to any further call or assessment and the Common Stock is not subject to redemption.

  EEX's bank revolving credit agreement provides that EEX will not declare or pay any dividend or distribute any assets to its shareholders during the continuance of an Event of Default, as defined (including a default in the payment of interest or principal, when due, various proceedings relating to insolvency, liquidation and bankruptcy, continuing defaults or unpaid judgments in excess of $25 million and such time as ENSERCH ceases to own, directly or indirectly, at least 50% of the voting stock of EEX).

  Generally, holders of the Common Stock are entitled to elect all members of the Board of Directors and vote upon all corporate matters put to shareholder vote. However, any Preferred Stock that may be issued in the future may have voting rights. Cumulative voting is prohibited by EEX's Restated Articles of Incorporation.

  The Common Stock is listed on the New York Stock Exchange under the symbol "EEX."

  The Transfer Agent and Registrar of the Common Stock is Harris Trust Company of New York, New York.

PREFERRED STOCK

  Preferred Stock may be issued in one or more series as the Board of Directors may from time to time determine. The Common Stock will be subject and subordinate to the rights (including voting rights), privileges and preferences of any series of Preferred Stock to the extent set forth in the resolutions adopted by the Board of Directors establishing such series. The Board of Directors may establish series of Preferred Stock by fixing and determining the designations, preferences, limitations and relative rights of the shares of the series, subject to and within the limitations of the Texas Business Corporation Act and the Restated Articles of Incorporation.

  There are currently outstanding fifteen (15) shares of Adjustable Rate Cumulative Preferred Stock, Series A ("Preferred Stock, Series A"), stated value $10 million per share, all of which are owned by EEX Capital L.L.C., a limited liability company wholly owned by EEX. The shares were issued in connection with the $150 million financing that was closed on August 4,1995. See "Capitalization." So long as any of the Preferred Stock, Series A, remains outstanding, no dividend (other than a dividend payable in the Common Stock of EEX) or other distribution may be paid upon or declared or set apart for the Common Stock, nor may any Common Stock be redeemed, purchased, retired or otherwise acquired by EEX unless and until all dividends on the then outstanding shares of Preferred Stock, Series A, for all past quarterly dividend periods shall have been paid or declared and set apart for payment, but without interest, and the full dividends thereon for the then current quarterly dividend period shall have been concurrently paid or declared and set apart for payment. After such full dividends on the Preferred Stock, Series A, will have been so paid or declared and set apart for payment, dividends may be declared and paid on the Common Stock when and as determined by the Board of Directors out of any funds legally available for dividends. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of EEX, the holders of the Preferred Stock, Series A, will be entitled to receive for each share thereof an amount equal to $10 million together with unpaid accumulated dividends without interest, before any distribution of the assets of EEX may be made to the holders of Common Stock. The holders of the Preferred Stock, Series A, have no pre-emptive rights and have no voting rights other than the voting rights as are specifically provided for by law.

STOCK OWNERSHIP RESTRICTIONS

  The Mineral Lands Leasing Act of 1920, as amended, provides that citizens of another country, the laws, customs or regulations of which deny similar or like privileges to citizens or corporations of the United States, shall not by stock ownership, stock holding or stock control, own any interest in any gas, oil or other lease acquired thereunder. EEX is not aware of any country to which this restriction would be applicable. Nevertheless, the Bylaws of EEX contain provisions that restrict transfers of EEX capital stock to, and suspend voting, dividend and distribution rights of, any persons who would cause EEX to be disqualified under any applicable federal or state law from owning or leasing interests in lands or leases or otherwise conducting its business.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

  The following is a discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of the Common Stock applicable to Non-United States Holders of such Common Stock. For the purpose of this discussion, a "Non-United States Holder" is a person other than
(i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the law of the United States or any state or (iii) an estate or trust, the income of which is includable in gross income for United States federal income tax purposes regardless of its source. This discussion does not deal with all aspects of United States federal income and estate taxation and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States Holders in light of their particular circumstances. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986 (the "Code") and administrative and judicial interpretations as of the date hereof, all of which may be changed either retroactively or prospectively.

  Prospective foreign investors are urged to consult their tax advisors regarding the United States federal, state and local, and Non-United States, income and other tax consequences of owning and disposing of the Common Stock.

DIVIDENDS

  Generally, any dividend paid to a Non-United States Holder of the Common Stock will be subject to United States income tax which is collected through withholding at a rate of 30% of the gross amount of the dividend or lesser applicable income tax treaty rate. Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such holder are subject to tax at ordinary federal income tax rates, and will be exempt from the withholding tax if the Non-United States Holder files Internal Revenue Service Form 4224 with the payor. A non-United States corporation receiving such effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the Non-United States corporation's effectively connected earnings and profits, subject to certain adjustments.

  Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country absent knowledge of the status of the shareholder to the contrary for purposes of the withholding discussed above. However, under proposed United States Treasury regulations not currently in effect, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements.

  Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding at the rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor.

DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the disposition of his Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) in the case of a non-corporate Non-United States Holder, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such disposition occurs, or (iii) subject to the exception discussed below, EEX is or has been a "United States real property holding corporation" within the meaning of section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

  EEX believes it currently is and may remain a U.S. real property holding corporation. However, gain realized on a disposition of Common Stock by a Non-U.S. Holder that is not deemed to own more than five percent of the Common Stock during such period will not be subject to U.S. federal income tax except as provided in the following paragraph.

  The preceding discussion with respect to the tax consequences to a Non-U.S. Holder where the Company is a U.S. real property holding corporation assumes that the Common Stock is and always will be listed on the New York Stock Exchange and hence will be "regularly traded" on an established securities market (within the meaning of section 897(c)(3) of the Code) located in the United States at the time of disposition. However, it may be possible to interpret the Temporary U.S. Treasury regulations that define "regularly traded" for this purpose as providing that the Common Stock will not be "regularly traded" for any calendar quarter during which 100 or fewer persons (treating related persons as one person) in the aggregate own 50% or more of the Common Stock. Because the ENSERCH Companies currently own and may continue to own at least 50% of the Common Stock, in the event that this interpretation is determined to be correct, a Non-U.S. Holder (without regard to its ownership percentage of Common Stock) may be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of Common Stock as well as to withholding tax (generally at a rate of 10% of the cash proceeds). Any amount withheld pursuant to such withholding tax will be creditable against such holder's U.S. federal income tax liability.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Under Treasury regulations, EEX must report annually to the IRS the amount of dividends paid to each Non-United States Holder, the name and address of the recipient and the federal income tax, if any, withheld with respect to such dividends. A similar report is sent to the holder. Such information may be made available by the IRS to the tax authorities in a foreign country under the provisions of an applicable tax treaty or information exchange agreement.

  Payments of dividends to a Non-United States Holder at an address outside the United States will generally not be subject to backup withholding. The payment of the proceeds of the disposition of Common Stock to or through the United States office of a broker may be subject to information reporting and backup withholding at a rate of 31% unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-United States Holder of Common Stock to or through a foreign office of a broker generally will not be subject to backup withholding. However, information reporting will apply to such payments of proceeds to or through a foreign office of a broker that is a United States person or a United States-related person unless such broker has documentary evidence in its files of the owner's Non-United States status or the owner otherwise establishes an exemption.

  Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, such amounts withheld from a payment to a Non-United States Holder will be allowed as a credit against such Non-United States Holder's federal income tax liability and any amounts withheld in excess of such federal income tax liability may be refunded to such Non-United States Holder.

ESTATE TAX

  Common Stock owned, or treated as owned, by an individual who is a Non-United States Holder at the time of his death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., Dean Witter Reynolds Inc., Howard, Weil, Labouisse, Friedrichs, Inc. and Smith Barney Inc. are serving as U.S. Representatives, have severally agreed to purchase, and EEX has agreed to sell to them, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Howard, Weil, Labouisse, Friedrichs Incorporated, SBC Warburg, a division of Swiss Bank Corporation ("SBC Warburg"), Smith Barney Inc. and UBS Limited are serving as International Representatives, have severally agreed to purchase, and EEX has agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                        NUMBER
     NAME                                                             OF SHARES
     ----                                                             ----------
     U.S. Underwriters:
       Morgan Stanley & Co. Incorporated.............................
       Bear, Stearns & Co. Inc.......................................
       Dean Witter Reynolds Inc......................................
       Howard, Weil, Labouisse, Friedrichs Incorporated..............
       Smith Barney Inc..............................................



                                                                      ----------
         Subtotal.................................................... 16,000,000
                                                                      ----------
     International Underwriters:
       Morgan Stanley & Co. International Limited....................
       Howard, Weil, Labouisse, Friedrichs Incorporated..............
       SBC Warburg...................................................
       Smith Barney Inc..............................................
       UBS Limited...................................................



                                                                      ----------
         Subtotal....................................................  4,000,000
                                                                      ----------
           Total..................................................... 20,000,000
                                                                      ==========

  The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters," and the U.S. Representatives and the International Representatives are collectively referred to as the "Representatives." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those shares covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (x) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (y) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters under the Underwriting Agreement are referred to herein as the U.S. Shares and the International Shares, respectively.

  Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares so sold shall be the price to public set forth on the cover page herein, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and, without limiting the generality of the foregoing, has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares of Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares of Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and, without limiting the generality of the foregoing, that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

  The Underwriters initially propose to offer part of the Common Stock directly to the public at the price to public set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess
of $     a share under the public offering price. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $     a share to
other Underwriters or to certain dealers. After the initial offering of the Common Stock, the offering price and other selling terms may be varied from time to time by the Underwriters.

  Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable at any time for 30 days from the date of the Underwriting Agreement, to purchase up to 3,000,000 additional shares of Common Stock at the price to public set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

  EEX has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus, other than (i) the shares of Common Stock to be sold hereby, or (ii) any shares of Common Stock issued or sold by EEX pursuant to the ENSERCH Employee Stock Purchase and Savings Plan or stock options granted or restricted stock awarded pursuant to the EEX 1994 Stock Incentive Plan. In addition, the beneficial owners named under "Security Ownership of Certain Beneficial Owners and Management" holding substantially all of the outstanding Common Stock, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus.

  Certain Underwriters have from time to time performed various investment banking services for ENSERCH, certain of its subsidiaries and EEX's predecessor, for which compensation has been received. Within the last year, Morgan Stanley & Co. Incorporated provided a fairness opinion in regard to the DALEN Acquisition, provided advice and assistance in regard to EEX's potential acquisition of another company, which acquisition was not consumated, and has been conducting a financial advisory review of ENSERCH's shareholder relations program. Also within the last year, Dean Witter Reynolds Inc. provided a fairness opinion in connection with the Reorganization, and Smith Barney Inc. served as sole underwriter of ENSERCH's $150 million principal amount 7 1/8% Notes due 2005.

  EEX has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities arising under the Securities Act.

PRICING OF THE OFFERING

  Prior to the Offering, less than 900,000 shares of Common Stock have been held by persons unaffiliated with EEX or ENSERCH and only a limited number of shares have traded publicly. Therefore, although the

Common Stock is listed and traded on the NYSE, its current market price is not considered dispositive in determining the price of the Common Stock in the Offering. The Offering price will be determined by negotiations between EEX and the Representatives. Among the factors to be considered in such negotiations will be the sales, earnings and certain other financial and operating information of EEX in recent periods, the future prospects of EEX and its industry in general, certain ratios, market prices of securities and financial and operating information of companies engaged in activities similar to those of EEX and the general condition of the securities markets. For certain recent market prices of the Common Stock, see "Market Price of Common Stock and Dividend Policy."

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock will be passed upon for EEX by Jackson & Walker, L.L.P., Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The consolidated balance sheet of EEX as of December 31, 1994 and 1993, and the related statements of consolidated operations, cash flows and owners' equity of EEX for each of the three years in the period ended December 31, 1994, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  With respect to the unaudited interim financial information of EEX for the periods ended June 30, 1995 and 1994, which is included in this Prospectus, and for the periods ended March 31, 1995 and 1994 which is incorporated by reference in this Prospectus, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

  The audited consolidated financial statements of DALEN and its subsidiaries included in this Prospectus, to the extent and for the period indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in method of accounting for income taxes as of January 1, 1993, as discussed in
Note 2 to the DALEN Financial Statements included in this Prospectus.

  The estimates of the reserves of gas and oil of EEX made by DeGolyer and MacNaughton, independent petroleum consultants, have been included herein in reliance upon such estimates given upon such firm's authority as experts with respect to the matters contained therein.

  Information relating to the estimated reserves of gas and oil of DALEN and the related estimates of future net cash flows and present values thereof for certain periods included herein and in the Notes to the DALEN Financial Statements included in this Prospectus have been audited by Netherland, Sewell & Associates, Inc., independent petroleum engineers, and are included herein and incorporated by reference herein in reliance upon the authority of such firm as an expert in petroleum engineering.

                              CERTAIN DEFINITIONS

Amplitude Anomaly--A change in seismic reflection signal strength of a specific geologic layer, especially if attributable to an accumulation of hydrocarbons, sometimes called a "bright spot".

Areal--Pertaining to area.

Barrel or Bbl--The unit of volume measurement used for petroleum products. One barrel = 42 U.S. gallons.

  MBbls: thousand barrels
  MMBbls: million barrels

Basin--A synclinal structure in the subsurface, once the bed of a prehistoric sea. Regarded as a good prospect for gas and oil exploration.

Behind Pipe--Oil and gas reservoirs penetrated by wells but not perforated which therefore remain behind the pipe.

Block--Numerical designation of a specific location in an offshore area, or, an onshore acreage "block".

Btu--British thermal unit, the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

  MMBtu: million Btus

Condensate--A hydrocarbon mixture that becomes liquid and separates from natural gas when the gas is subject to the production process; similar to crude oil.

Confirmation Well--A well drilled to validate an initial discovery.

Cubic Foot--The amount of natural gas that occupies one cubic foot under standard temperature and pressure conditions; standard volume measurement for natural gas.

  Mcf:thousand cubic feet
  MMcf:million cubic feet
  Bcf:billion cubic feet
  Tcf:trillion cubic feet

Cubic Foot of Natural Gas Equivalent--The amount of oil, condensate or natural gas liquids necessary to equal an amount of natural gas based on a conversion ratio of one Bbl of oil, condensate or natural gas liquids to six Mcf of gas.

  Mcfe:thousand cubic feet of natural gas equivalent
  MMcfe:million cubic feet of natural gas equivalent
  Bcfe:billion cubic feet of natural gas equivalent
  Tcfe:trillion cubic feet of natural gas equivalent

Development Drilling--The drilling and drilling-related activities undertaken to recover gas and oil after initial discovery.

Development Well--A well drilled into a reservoir of gas or oil that contains proved reserves.

Exploitation--The development of an existing producing area in order to increase production, usually characterized by the drilling of infill development wells and the reworking of old wells.

Exploratory Well--A well drilled into a previously untested geologic structure or formation to determine the presence of gas or oil.

Gross Acres/Gross Wells--Total acreage or total wells in which a company holds varying interests.

Leasehold--Property or acreage offered under contract for the exploration and production of gas, oil or other minerals.

NGL--Natural gas liquids.

Net Acres/Net Wells--Proportionate company interest in gross acres or gross wells.

Operator--The individual or company responsible for the exploration and production of a gas or oil well or lease. The operator typically holds the largest working interest in the well or lease.

Overriding Royalty Interest--A royalty interest created from the working interest which entitles the holder to a specific fractional share of gross gas or oil production.

Proved Reserves--Reserves which can be estimated with reasonable certainty to be recoverable under current economic conditions.

Proved Developed/Undeveloped Reserves--Proved reserves which are expected to be recovered from existing wells (including reserves behind pipe).

Production--The phase of the petroleum industry that deals with bringing the gas and well fluids to the surface, separating them and storing, gauging and otherwise preparing the product for the pipeline. Also, the amount of gas or oil produced in a given period.

Productive Wells--Either producing wells or wells capable of commercial production, although currently shut-in.

Recompletion--A workover in which a previously productive formation or interval is abandoned and a different interval is completed for production.

Reserves--Amount of gas or oil believed to be economically recoverable under existing conditions.

Royalty--Mineral owner's share of the gross gas or oil production on his property.

Spudded--The beginning of the actual drilling of a well, which involves using a spudding bit to drill down several hundred feet to accommodate the surface pipe.

Standardized Measure of Discounted Future Net Cash Flows After Tax--Net present value of the estimated future revenue stream from proved gas and oil reserves using current period prices plus contractual escalations, less future costs to develop and produce the reserves, discounted at the prescribed 10% rate and adjusted for income-tax effects.

3-D Seismic--Three-dimensional, computer-aided imaging of underground formations based on acoustical data.

2-D Seismic--Two-dimensional, computer-aided imaging of underground formations based on acoustical data.

Working Interest--A share of the ownership in drilling and production of gas and oil.

Workover--One or more of a variety of remedial operations on a producing well to restore or increase production by reconditioning or stimulating the reservoir or by a recompletion.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Enserch Exploration, Inc.:
As of or for the Three Years Ended December 31, 1994:
  Independent Auditors' Report............................................  F-2
  Statements of Consolidated Operations...................................  F-3
  Statements of Consolidated Cash Flows...................................  F-4
  Consolidated Balance Sheets as of December 31, 1994 and 1993............  F-5
  Statements of Owners' Equity............................................  F-6
  Notes to Financial Statements...........................................  F-7
Enserch Exploration, Inc. (Unaudited):
  Independent Accountants' Report......................................... F-17
  Condensed Statements of Consolidated Income for the Six Months Ended
   June 30, 1995 and 1994................................................. F-18
  Condensed Statements of Consolidated Cash Flows for the Six Months Ended
   June 30, 1995 and 1994................................................. F-19
  Condensed Consolidated Balance Sheets as of June 30, 1995 and December
   31, 1994............................................................... F-20
  Notes to Condensed Consolidated Financial Statements.................... F-21
DALEN Corporation:
As of or for the Three Years Ended December 31, 1994:
  Report of Independent Public Accountants................................ F-23
  Consolidated Statements of Operations................................... F-24
  Consolidated Balance Sheets............................................. F-25
  Consolidated Statements of Stockholder's Equity......................... F-26
  Consolidated Statements of Cash Flows................................... F-27
  Notes to Consolidated Financial Statements.............................. F-28
DALEN Corporation (Unaudited):
  Consolidated Statements of Operations for the Three Months Ended March
   31, 1995 and 1994...................................................... F-37
  Consolidated Balance Sheets as of March 31, 1995 and December 31, 1994.. F-38
  Consolidated Statements of Cash Flows for the Three Months Ended March
   31, 1995 and 1994...................................................... F-39
  Notes to Financial Statements........................................... F-40

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of  Enserch Exploration, Inc.

  We have audited the accompanying consolidated balance sheets of Enserch Exploration, Inc. and subsidiaries (the "Company") as of December 31, 1994 and 1993 and the related statements of consolidated operations, cash flows, and owners' equity for each of the three years in the period ended December 31, 1994. These financial statements give retroactive effect to the transactions which have been accounted for in a manner similar to a pooling-of-interests, as described in Note 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Dallas, Texas

February 10, 1995 (June 21, 1995 as to Note 1)

                           ENSERCH EXPLORATION, INC.

                   STATEMENTS OF CONSOLIDATED OPERATIONS

                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1994        1993        1992
                                            ----------  ----------  ----------
                                            (IN THOUSANDS, EXCEPT PER SHARE
                                                        AMOUNTS)
Revenues
  Natural gas.............................. $  144,550  $  146,355  $  118,639
  Oil and condensate.......................     30,880      36,863      45,064
  Natural gas liquids......................      2,377       4,148       6,554
  Other....................................      1,333       2,430       1,287
                                            ----------  ----------  ----------
    Total..................................    179,140     189,796     171,544
                                            ----------  ----------  ----------
Costs and Expenses
  Production and operating.................     31,667      31,404      29,560
  Exploration..............................      9,136       8,668      11,164
  Depreciation and amortization............     80,819      78,418      76,742
  (Sale) write-down of inactive pipeline...     (7,551)                 16,500
  Write-down of non-U.S. gas and oil
   properties..............................                 10,191
  General, administrative and other........     19,807      29,980      23,149
  Taxes, other than income.................     13,233      15,950      15,615
                                            ----------  ----------  ----------
    Total..................................    147,111     174,611     172,730
                                            ----------  ----------  ----------
Operating Income (Loss)....................     32,029      15,185      (1,186)
Other Income (Expense)-Net.................       (314)                     (6)
Interest Income............................        671       2,041       3,692
Interest Expense...........................    (20,919)    (30,584)    (20,675)
                                            ----------  ----------  ----------
Income (Loss) Before Income Taxes..........     11,467     (13,358)    (18,175)
Income Taxes (Benefit).....................       (334)     (3,398)        448
                                            ----------  ----------  ----------
Net Income (Loss).......................... $   11,801  $   (9,960) $  (18,623)
                                            ==========  ==========  ==========
Pro Forma Information:
  Income (loss) before income taxes         $   11,467  $  (13,358) $  (18,175)
  Income taxes (benefit) (including income
   taxes on partnership operations)........      3,990      (4,666)     (6,421)
                                            ----------  ----------  ----------
  Net Income............................... $    7,477  $   (8,692) $  (11,754)
                                            ==========  ==========  ==========
  Net Income (Loss) Per Share.............. $      .07  $     (.08) $     (.11)
                                            ==========  ==========  ==========
Weighted Average Shares Outstanding........    105,695     105,695     105,695
                                            ==========  ==========  ==========

See Notes to Financial Statements.

                           ENSERCH EXPLORATION, INC.

                   STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                  YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  1994       1993       1992
                                                ---------  ---------  --------
                                                       (IN THOUSANDS)
Operating Activities
  Net income (loss)............................ $  11,801  $  (9,960) $(18,623)
  Depreciation and amortization................    80,819     78,418    76,742
  Deferred income tax expense (benefit)........      (366)    (3,494)     (682)
  (Sale) write-down of inactive pipeline.......    (7,551)              16,500
  Write-off of unsuccessful foreign exploration
   costs.......................................               10,191
  Other........................................   (10,332)     8,994    (9,659)
  Changes in current operating assets and
   liabilities
    Accounts receivable........................     3,464      3,839    18,648
    Other current assets.......................   (26,333)   (15,461)     (304)
    Accounts payable...........................    11,894     10,219     8,284
    Other current liabilities..................    (1,714)    (3,223)   (5,660)
                                                ---------  ---------  --------
    Net cash flows from operating activities...    61,682     79,523    85,246
                                                ---------  ---------  --------
Investing Activities
  Additions of property, plant and equipment...  (132,590)  (118,759)  (64,831)
  Retirements of property, plant and equipment.    13,051       (598)    9,532
  Other........................................    10,755     (9,726)   (3,403)
                                                ---------  ---------  --------
    Net cash flows used for investing
     activities................................  (108,784)  (129,083)  (58,702)
                                                ---------  ---------  --------
Financing Activities
  Change in temporary advances with ENSERCH
   Companies...................................    76,331     34,405   (44,274)
  Proceeds from long-term notes payable to
   ENSERCH Companies...........................    11,000     32,000    32,000
  (Decrease) increase in advances under leasing
   arrangements-net............................   (32,771)    13,588    17,652
  Cash distributions paid......................    (7,842)   (31,061)  (31,061)
  Other........................................       275
                                                ---------  ---------  --------
    Net cash flows from (used for) financing
     activities................................    46,993     48,932   (25,683)
                                                ---------  ---------  --------
Net (Decrease) Increase in Cash and
 Equivalents...................................      (109)      (628)      861
Cash and Equivalents at Beginning of Year......       343        971       110
                                                ---------  ---------  --------
Cash and Equivalents at End of Year............ $     234  $     343  $    971
                                                =========  =========  ========
Interest Paid (Net of amounts capitalized)..... $  20,248  $  23,067  $ 16,983
                                                =========  =========  ========

See Notes to Financial Statements.

                           ENSERCH EXPLORATION, INC.

                        CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1994       1993
                                                          ---------- ----------
                                                             (IN THOUSANDS)
ASSETS
Current Assets
  Cash................................................... $      234 $      343
  Accounts receivable-trade (net of allowance for
   possible losses of $670 and $706).....................     16,828     17,475
  Accounts receivable-affiliated companies...............     11,581     14,093
  Notes receivable-affiliated companies..................     86,077
  Materials and supplies, at average cost................      2,168      1,853
  Other..................................................      3,049      1,803
                                                          ---------- ----------
    Total current assets.................................    119,937     35,567
                                                          ---------- ----------
Property, Plant and Equipment (at cost)
  Gas and oil properties (full-cost method, $174,951 and
   $83,067 excluded from amortization base)..............  2,094,494  1,843,925
  Other..................................................     15,582      6,242
                                                          ---------- ----------
    Total................................................  2,110,076  1,850,167
  Less accumulated depreciation and amortization.........    856,062    803,807
                                                          ---------- ----------
    Net property, plant and equipment....................  1,254,014  1,046,360
                                                          ---------- ----------
Other Assets.............................................      7,284     29,568
                                                          ---------- ----------
    Total................................................ $1,381,235 $1,111,495
                                                          ========== ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable-trade................................. $   58,593 $   69,881
  Accounts payable-affiliated companies..................      7,060      3,621
  Temporary advances-affiliated companies (net)..........    105,469     27,068
  Current portion of capital lease obligations...........      4,760
  Advances under leasing arrangements....................                31,240
  Other..................................................      1,728     12,372
                                                          ---------- ----------
    Total current liabilities............................    177,610    144,182
                                                          ---------- ----------
Long-term Debt--Affiliated Companies (Note 6)............               298,000
                                                          ---------- ----------
Capital Lease Obligations................................    151,095
                                                          ---------- ----------
Other Liabilities
  Deferred income taxes..................................    284,299
  Deferred royalties.....................................     25,536     28,842
  Other..................................................      6,687      9,786
                                                          ---------- ----------
    Total other liabilities..............................    316,522     38,628
                                                          ---------- ----------
Commitments and Contingent Liabilities (Note 7)
Owners' Equity...........................................    736,008    630,685
                                                          ---------- ----------
    Total................................................ $1,381,235 $1,111,495
                                                          ========== ==========

See Notes to Financial Statements.

                           ENSERCH EXPLORATION, INC.

                       STATEMENTS OF OWNERS' EQUITY

                FOR THE THREE YEARS ENDED DECEMBER 31, 1994

                              (IN THOUSANDS)

Balance, December 31, 1991..........................................   $721,390
  Net loss..........................................................    (18,623)
  Distributions declared............................................    (31,061)
                                                                      ---------
Balance, December 31, 1992..........................................    671,706
  Net loss..........................................................     (9,960)
  Distributions declared............................................    (31,061)
                                                                      ---------
Balance, December 31, 1993..........................................    630,685
  Net income........................................................     11,801
  Reorganization Adjustments:
    Assumption by ENSERCH Companies:
      Assets and obligations of offshore facilities and leases......    (24,418)
      EP's notes payable to other ENSERCH Companies and EPO.........    395,077
      Accrued interest on notes payable.............................     12,566
    Assumption of deferred income taxes by EEX......................   (289,703)
                                                                      ---------
Balance, December 31, 1994..........................................  $ 736,008
                                                                      =========
Common Stock--$1.00 par value, authorized 200,000,000 shares, issued and outstanding
 105,694,787 shares.................................................  $ 105,695
Paid in Capital.....................................................    630,313
                                                                      ---------
Common Shareholders' Equity at December 31, 1994....................  $ 736,008
                                                                      =========

See Notes to Financial Statements.

                           ENSERCH EXPLORATION, INC.

                         NOTES TO FINANCIAL STATEMENTS
  All dollar amounts, except per share and per unit amounts, in the notes to financial statements are stated in thousands unless otherwise indicated.

1. ORGANIZATION AND BASIS OF PRESENTATION

  Prior to December 30, 1994, Enserch Exploration, Inc. ("EEX"), a corporation, operated as Enserch Exploration Partners, Ltd. ("EP"), a partnership, and its published financial statements were those of EP. On December 30, 1994, EEX acquired all of the partnership interests of EP Operating Limited Partnership ("EPO"), the 99% owned operating partnership of EP, and EP received common stock of EEX. EPO was then merged into EEX and thereafter EP was liquidated, and its partners received one share of EEX common stock for each limited and general partnership interest held. Certain affiliates of ENSERCH other than EEX (collectively, the "ENSERCH Companies") also received EP's interest in and assumed EP's obligations under certain equipment leases (the equipment was simultaneously subleased to EEX) and assumed approximately $395 million principal amount of EP's indebtedness, plus accrued interest.

In 1995, EEX acquired the international gas and oil operations of ENSERCH by the issuance of 1,113,545 shares of EEX Common Stock and acquired the SACROC operations of ENSERCH for $1.65 million in cash. Both transactions were based on the value of the underlying properties as determined by independent petroleum engineers. ENSERCH's historical carrying value of the assets acquired and liabilities assumed has been recorded by EEX. The excess of ENSERCH's carrying value over the purchase price of the SACROC properties has been credited to paid in capital. The stated number of shares issued to acquire the international operations were determined using an estimated value per share of EEX Common Stock of $14.00. The number of shares will be adjusted in the future based on the actual net proceeds per share received by EEX in a planned public offering of Common Stock.

The financial statements of EEX for periods prior to December 30, 1994 include the assets, liabilities, operations and cash flows of EP, restated to include the 1% general partners interest in EPO, and the international gas and oil operations and the SACROC operations in a manner similar to a pooling-of-interests since the operations were under the common control of ENSERCH prior to the establishment of EEX.

EP and EPO were partnerships and, as a result, the income or loss of the partnerships was included in the tax returns of the individual partners. Accordingly, no recognition was given to income taxes in the financial statements of EP. EEX, as a corporation, is a taxable entity. Pro forma net income includes an adjustment to provide for income taxes on the partnerships' operations at the applicable statutory rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Gas and Oil Properties--The full-cost accounting method prescribed by the Securities and Exchange Commission (SEC), is followed for gas and oil properties. Under this method, all acquisition, exploration and development costs incurred, including salaries, benefits and other internal costs directly attributable to these activities, are capitalized. All costs associated with production and general corporate activities are expensed in the period incurred. Costs directly associated with the acquisition and evaluation of unproved gas and oil properties are excluded from the amortization base until the related properties are evaluated. Such unproved properties are assessed periodically and a provision for impairment is made to the full-cost amortization base when appropriate. Amortization of evaluated gas and oil properties is computed on the unit-of-production method using estimated proved gas and oil reserves quantified on the basis of their equivalent energy content. Amortization of gas and oil properties was approximately 5.7% in 1994, 6.0% in 1993 and 5.7% in 1992. Depreciation of other property, plant and equipment is provided principally by the straight-line method over the estimated service lives of the related assets. At December 31, 1994, estimates of

                           ENSERCH EXPLORATION, INC.

future site restoration, dismantlement and abandonment costs, as assessed on an overall cost center basis, were less than estimates of future salvage values. Therefore, no accruals were required.

  Natural Gas and Oil Hedging Activities--Gas and oil swaps, collars and futures agreements are used to hedge volatile product prices for a portion (normally 30 to 70 percent) of anticipated future gas and oil production. The purpose of these hedging activities is to fix the prices to be received. Under these agreements, payments are received or made based on the differential between a fixed and a variable product price. These agreements are settled in cash at or prior to expiration or exchanged for physical delivery contracts. Realized gains and losses on hedging activities are deferred and included in revenues during the month that the related physical sale occurs. In the event of nonperformance by counterparties, the Company is exposed to price risk. The Company does not obtain collateral to support the agreements but monitors the financial viability of counterparties. The Company has no off-balance sheet risk of accounting loss.

  Fair Value of Financial Instruments--The fair value of financial instruments, consisting primarily of cash, accounts receivable, investments, accounts payable, temporary advances payable and other accrued liabilities, approximates carrying value.

3. INCOME TAXES

  EP was a partnership and, as a result, the income or loss of the partnership, which reflected differences in the timing of the deduction of certain gas and oil drilling and development costs for federal income-tax purposes, was includable in the tax returns of the individual partners. Accordingly, no recognition was given to income taxes in the financial statements of EP. EEX, as a corporation, is a taxable entity. The accompanying statements of operations include a pro forma provision for income taxes on the partnership operations based on the applicable federal statutory rate.

  Following is a reconciliation of the provision for income taxes computed at the federal statutory rate and income tax expense (benefit):

                                                     1994      1993      1992
                                                    -------  --------  --------
   Income (loss) before income taxes..............  $11,467  $(13,358) $(18,175)
   Federal statutory rate.........................       35%       35%       34%
                                                    -------  --------  --------
   Provision for income taxes computed at the
    federal statutory rate........................    4,013    (4,675)   (6,180)
   Impact of 1% increase on federal statutory rate
    applicable to international and SACROC opera-
    tions.........................................                 44
   Percentage depletion...........................      (23)      (35)     (241)
                                                    -------  --------  --------
   Total pro forma provision for income taxes.....    3,990    (4,666)   (6,421)
   Less pro forma income tax (expense) benefit
    applicable to partnership operations..........   (4,324)    1,268     6,869
                                                    -------  --------  --------
   Income tax expense (benefit)...................  $  (334) $ (3,398) $    448
                                                    =======  ========  ========

                           ENSERCH EXPLORATION, INC.

  The deferred tax effect of the difference in financial accounting basis and income tax basis of EEX's assets and liabilities at December 31, 1994 is as follows:

                                                           1994
                                                -------------------------------
                                                 TOTAL    CURRENT    NONCURRENT
                                                --------  -------    ----------
   Deferred tax assets:
     Reserves for injury and damage claims..... $    663   $ --       $    663
     All other.................................    1,190     420           770
                                                --------   -----      --------
       Total...................................    1,853     420         1,433
                                                --------   -----      --------
   Deferred tax liabilities:
     Property-related differences..............   56,919     --         56,919
     Exploration and intangible development
      costs....................................  234,637     --        234,637
                                                --------   -----      --------
       Total...................................  291,556     --        291,556
                                                --------   -----      --------
   Net deferred tax liability (asset) recorded
    on formation of EEX .......................  289,703    (420)(a)   290,123
   Deferred tax asset applicable to property
    related differences of international and
    SACROC operations acquired from ENSERCH....   (5,824)               (5,824)
                                                --------   -----      --------
       Total................................... $283,879   $(420)     $284,299
                                                ========   =====      ========

--------

(a) Included in other current assets in the balance sheet.

  At December 31, 1993 EEX had a deferred tax asset applicable to property related differences of international and SACROC operations of $5,375 which is included in Other Assets.

4. SHAREHOLDERS' EQUITY

  EEX is authorized to issue 200 million shares of common stock at $1.00 par value and 2 million shares of preferred stock.

  The Company has a stock option plan that provides for the granting of stock options to officers and key employees to purchase shares of EEX Common Stock and has provisions for awarding restricted stock to officers, which are subject to vesting based on the achievement of certain performance criteria. Options granted under the plan have an exercise price of not less than the fair market value of the common stock on the grant date. Options become exercisable in stages of 25% after one year to 100% after four years and expire after ten years. The plan covers a maximum of 2 million shares of EEX Common Stock. No options or restricted stock were granted or awarded in 1994.

5. EMPLOYEE BENEFIT PLANS

  Substantially all personnel associated with the Company are covered by an ENSERCH pension plan and some retirees are eligible for varying levels of health care and life insurance benefits. Employees hired after July 1, 1989 are not eligible for medical benefits when they retire. The allocation of the costs of these plans is actuarially determined. Total pension costs allocated to the Company were $1,220, $875 and $1,078 in 1994, 1993 and 1992, respectively.
Postretirement health care and life insurance benefit costs allocated to the Company were $824, $830 and $556 in 1994, 1993 and 1992, respectively.

                           ENSERCH EXPLORATION, INC.

  ENSERCH pension plan information:

                                                               1994     1993
                                                              -------  -------
   Valuation Assumptions:
     Discount rate...........................................     9.0%    7.25%
     Rate of increase in compensation levels.................     4.0%     4.0%
     Expected long-term rate of return on assets.............     9.5%     9.5%
   Amounts Recognized (in millions):
     Actuarial present value of pension benefit obligation:
       Vested benefit obligation............................. $(237.4) $(268.5)
                                                              =======  =======
       Accumulated benefit obligation........................ $(249.6) $(277.3)
                                                              =======  =======
       Projected pension benefit obligation.................. $(271.4) $(311.7)
   Plan assets at fair value.................................   231.7    243.2
                                                              -------  -------
   Projected benefit obligation in excess of plan assets.....   (39.7)   (68.5)
   Unrecognized net asset at transition......................    (8.0)    (9.7)
   Unrecognized prior service cost (credit)..................    (2.2)     1.7
   Unrecognized net actuarial loss (gain)....................    (3.7)    26.3
                                                              -------  -------
   ENSERCH accrued pension cost.............................. $ (53.6) $ (50.2)
                                                              =======  =======
   EEX accrued pension cost.................................. $  (3.9) $  (3.2)
                                                              =======  =======
   ENSERCH postretirement benefit information:
     Valuation Assumptions:
       Discount rate.........................................     9.0%    7.25%
       Medical cost trend rate...............................    12.0%    12.0%
     Amounts Recognized (in millions):
       Accumulated postretirement benefit obligation......... $ (82.9) $ (82.9)
       Unrecognized obligation at transition.................    62.1     66.2
       Unrecognized net actuarial loss.......................    15.1     14.8
                                                              -------  -------
   ENSERCH accrued postretirement benefit cost............... $  (5.7) $  (1.9)
                                                              =======  =======
   EEX accrued postretirement benefit cost................... $   (.5) $   (.2)
                                                              =======  =======

  The assumed health care cost trend rate is 12.0% for 1994, declining gradually to 6.0% in 2003, and remaining at that level thereafter. If the health care cost trend rate were increased by 1%, the accumulated postretirement benefit obligation of ENSERCH as of December 31, 1994 would be increased by $4.8 million and the net periodic postretirement benefit cost for 1994 by $.4 million.

  Investment Plan--ENSERCH provides a voluntary contributory investment plan that is available to substantially all employees and matches a portion of employee's contribution with ENSERCH common stock. The Company's share of costs under the plan was $236, $254 and $260 in 1994, 1993 and 1992, respectively.

6. RELATED PARTY TRANSACTIONS

  In the ordinary course of business, the Company engages in various transactions with ENSERCH and its affiliates. The Company is charged for direct costs incurred by ENSERCH Companies that are associated with managing the Company's business and operations. Additionally, the Company is charged for indirect

                           ENSERCH EXPLORATION, INC.

costs. Prior to July 1, 1994, the Company was charged for the general and administrative staff costs incurred by ENSERCH in performing accounting, treasury, internal audit, income tax planning and compliance, legal, information systems, human resources and other functions, but was not charged for the cost of higher level management (i.e. all of the elected officers of ENSERCH) of these functions. Effective July 1, 1994, ENSERCH began charging all of its affiliates, including EP, for the cost of management by higher level ENSERCH personnel of these functions. Costs are determined on a basis that reasonably reflects the actual costs of the services performed for EEX and may include allocations based on such factors as net capital employed, the number of employees or the percentage of time spent on projects or services. The Company believes that the method used is reasonable and approximates costs that would have been incurred if the Company had operated as an unaffiliated entity. ENSERCH charges for all indirect costs amounted to $2,162, $2,154 and $2,048 in 1994, 1993 and 1992, respectively.

  The Company had sales to certain ENSERCH Companies (Enserch Gas Company, Lone Star Gas Company and Enserch Processing Company) of $108,936, $108,916 and $32,508 in 1994, 1993 and 1992, respectively. In March 1993, the Company entered into new contracts to sell essentially all gas production not committed under existing contracts to Enserch Gas Company.

  EEX maintains separate short-term borrowing arrangements with ENSERCH to meet operating needs. Under these arrangements, ENSERCH may advance funds to EEX, and EEX may advance funds to ENSERCH. EEX had long-term notes payable to ENSERCH Companies at December 31, 1993 of $298 million bearing interest at 5.3% to 9.95% per annum. During 1994, the long-term notes were increased by $11 million. EEX incurred interest cost including amounts capitalized of $21.6 million, $27.1 million and $24.7 million in 1994, 1993 and 1992 on long-term borrowings from ENSERCH Companies. In connection with the Reorganization, ENSERCH Companies assumed EEX's long-term debt. EEX will benefit in the future as a result of the ENSERCH Companies assumption of its debt in the Reorganization in that interest expense will not be incurred on that debt.

  The notes receivable from ENSERCH Companies at December 31, 1994, had an interest rate of 7.5%. Interest on the temporary advance from ENSERCH Companies was based on the 30-day commercial paper rate available to ENSERCH and was 6.1% at December 31, 1994. In February 1995, the receivable and the obligation were settled. Net interest costs incurred on borrowings from ENSERCH Companies were $23,993, $25,364 and $22,179 in 1994, 1993 and 1992, respectively.

  See Note 7 for information concerning lease commitments with ENSERCH
Companies.

7. COMMITMENTS AND CONTINGENT LIABILITIES

  Legal Proceedings--On March 23, 1994, a lawsuit was brought in the 299th District Court of Harris County, Texas against EPO and five other defendants by 19 royalty owners under leases contained within the Corby Gas Unit in Leon County, Texas. Defendants are working interest owners and lessees under the leases. The Company owned a 7.1% interest in these leases. The plaintiffs allege causes of action involving breach of express and implied obligations under the leases, drainage, failure to explore and develop for gas and oil under the leases, civil conspiracy, tortious interference with contractual relationships, specific performance, negligence and conversion. The plaintiffs seek to recover alleged actual damages in excess of $5.4 million, punitive damages of at least ten times the actual damages, if any, found by a jury, interest and attorneys' fees.

  A lawsuit was filed against ENSERCH, its utility division, EPO and EPO's managing general partner in the 348th Judicial District Court of Tarrant County in May 1989. Plaintiffs seek unspecified actual damages

                           ENSERCH EXPLORATION, INC.

and punitive damages in the amount of $5 million. Plaintiffs allege royalties were not fully paid, certain expenses were improperly charged against the amount of royalties due, negligence in the venting of gas and liquid hydrocarbons into the air, and breach of duty of good faith and fair dealing by wrongfully concealing certain material facts concerning sales of gas from the subject leases to the utility division.

  A lawsuit was filed on February 24, 1987, in the 112th Judicial District of Sutton County, Texas, against certain subsidiaries and affiliates of ENSERCH, as well as its utility division. The plaintiffs have claimed that defendants failed to make certain production and minimum purchase payments under a gas-purchase contract. In this connection, the plaintiffs have alleged a conspiracy to violate purchase obligations, improper accounting of amounts due, fraud, misrepresentation, duress, failure to properly market gas and failure to act in good faith. Plaintiffs seek actual damages in excess of $5 million and punitive damages in an amount equal to 0.5% of the consolidated gross revenues of ENSERCH for the years 1982 through 1986 (approximately $85 million), interest, costs and attorneys' fees.

  Management believes that the named defendants have meritorious defenses to the claims made in these and other actions brought in the ordinary course of business. In the opinion of management, the Company will incur no liability from these and all other pending claims and suits that would be considered material for financial reporting purposes.

  Leases--The equipment and facilities used in developing and producing reserves in the Mississippi Canyon project and Garden Banks project were financed under equipment leases between certain financial institutions and EPO. In connection with the merger of EPO into EEX, the leases were assigned to and assumed by Enserch Exploration Holdings, Inc. ("EEH"). EEX entered into three subleases with EEH for such offshore facilities. For accounting purposes, one of the leases is an operating lease, and two are capital leases, with the lease obligations and related assets totaling approximately $156 million. The operating lease is for twelve years, with an option to purchase the equipment under lease at the end of the lease term at a fixed price equal to its estimated fair value.

  A component of the payments to be made by EEX under the subleases is based on a floating interest rate of LIBOR plus 1.75% per annum.

  Estimated future minimum lease payments for the leases, based on a LIBOR rate at December 31, 1994 of 5.625% for the Garden Banks project and 5.9375% for the Mississippi Canyon project, are as follows:

                                                             OPERATING CAPITAL
                                                              LEASES    LEASES
                                                             --------- --------
      1995.................................................. $ 15,784  $ 14,667
      1996..................................................   18,793    17,021
      1997..................................................   18,794    17,021
      1998..................................................   18,794    17,021
      1999..................................................   18,794    17,021
      Thereafter............................................  136,044   199,528
                                                             --------  --------
      Total................................................. $227,003   282,279
                                                             ========
      Less interest factor..................................            126,424
                                                                       --------
      Capital lease obligations.............................           $155,855
                                                                       ========

  The ENSERCH Companies' cost for the Garden Banks facilities and equipment will exceed the $300 million cost that is the basis for current lease obligations, primarily due to the recent discovery on Block 387. The total cost of these facilities and equipment is expected to be approximately $350 million, including $20 million of capitalized financing costs. The Company anticipates that the leases will be modified for the additional costs.

                           ENSERCH EXPLORATION, INC.

  The Company bears an allocated share of rental expenses incurred by ENSERCH Companies under noncancelable long-term operating leases, principally for office space. The Company's allocated share of rental expenses totaled $3,102, $5,035 and $3,621 in 1994, 1993 and 1992, respectively.

  Environmental Matters--The Company is subject to federal, state and local environmental laws and regulations that regulate the discharge of materials into the environment. Environmental expenditures are expensed or capitalized depending on their future economic benefit. The level of future expenditures for environmental matters, including costs of obtaining operating permits, enhanced equipment monitoring and modifications under the Clean Air Act and cleanup obligations, cannot be fully ascertained until the regulations that implement the applicable laws have been approved and adopted. However, the capital expenditures required to achieve compliances with the Clean Air Act regulations, in their current form, have been estimated to be less than $1 million. It is management's opinion that all such costs, when finally determined, will not have a material adverse effect on the financial position or results of operations of the Company.

8. SUPPLEMENTARY GAS AND OIL INFORMATION

  Gas and Oil Producing Activities--The following tables set forth information relating to gas and oil producing activities of EEX. Reserve data for natural gas liquids attributable to leasehold interests owned by the Company are included in oil and condensate.

                                                             1994       1993
                                                          ---------- ----------
   CAPITALIZED COSTS:
     Proved gas and oil properties....................... $1,919,543 $1,760,858
     Unproved gas and oil properties.....................    174,951     83,067
                                                          ---------- ----------
       Total............................................. $2,094,494 $1,843,925
                                                          ========== ==========
   Accumulated depreciation and amortization............. $  846,038 $  800,027
                                                          ========== ==========

                                  1994              1993              1992
                            ----------------- ----------------- ----------------
                              U.S.   NON-U.S.   U.S.   NON-U.S.  U.S.   NON-U.S.
                            -------- -------- -------- -------- ------- --------
   COSTS INCURRED:
   Property acquisition
    costs:
     Proved................ $  1,562  $       $  8,262  $       $   895  $
     Unproved..............   20,591            12,554      32    9,060
   Exploration costs.......   60,145   3,076    38,028   3,536   36,946   2,303
   Development costs.......   84,249            63,067           16,579
                            --------  ------  --------  ------  -------  ------
       Total............... $166,547  $3,076  $121,911  $3,568  $63,480  $2,303
                            ========  ======  ========  ======  =======  ======
   Amortization (per
    MMBtu)(a).............. $   0.96          $   0.89          $  0.90
                            ========          ========          =======

--------

(a) Amortization expense per unit of production converted to a common unit of measure, millions of British thermal units (MMBtu). Natural gas, oil and natural gas liquids are converted to an approximate equivalent unit on the basis of relative energy content: one Mcf of natural gas equals 1.05 MMBtu, one barrel of oil equals 5.6 MMBtu and one barrel of natural gas liquids equals 4.2 MMBtu.

  COSTS EXCLUDED from the amortizable base as of December 31, 1994:

                                                                      TOTAL AT
                                                             PRIOR  DECEMBER 31,
                                     1994    1993    1992    YEARS      1994
   YEAR INCURRED                   -------- ------- ------- ------- ------------
   Property acquisition costs..... $ 20,591 $11,369 $ 4,178 $10,506   $ 46,644
   Exploration costs..............   19,338   3,797   6,794   9,021     38,950
   Development costs..............   77,380                             77,380
   Interest capitalized...........    4,530   3,394   3,062     991     11,977
                                   -------- ------- ------- -------   --------
       Total...................... $121,839 $18,560 $14,034 $20,518   $174,951
                                   ======== ======= ======= =======   ========

                           ENSERCH EXPLORATION, INC.

  Approximately 64% of excluded costs relates to offshore activities in the Gulf of Mexico, about 35% is domestic onshore exploration activities and the remainder is non-U.S. The anticipated timing of the inclusion of these costs in the amortization computation will be determined by the rate at which exploratory and development activities continue, which are expected to be accomplished within ten years.

  The following information is required and defined by the Financial Accounting Standards Board. The disclosure does not represent the results of operations based on historical financial statements. In addition to requiring different determinations of revenues and costs, the disclosure excludes the impact of interest expense and corporate overheads.

                                1994              1993               1992
                          ----------------- -----------------  -----------------
                            U.S.   NON-U.S.   U.S.   NON-U.S.    U.S.   NON-U.S.
RESULTS OF OPERATIONS:    -------- -------- -------- --------  -------- --------
Revenues................. $173,468  $       $191,027 $         $170,996  $
Less:
  Production costs (a)...   43,899            46,243      22     43,935    113
  Exploration costs (b)..    8,407    729      7,603   1,065      9,772  1,392
  Depreciation and
   amortization (c)......   79,232            77,034  10,191     75,483
  Income-tax effects.....   14,647   (255)    21,009  (3,947)    13,990   (512)
                          --------  -----   -------- -------   --------  -----
    Net producing activi-
     ties................ $ 27,283  $(474)  $ 39,138 $(7,331)  $ 27,816  $(993)
                          ========  =====   ======== =======   ========  =====

--------
(a) Includes severance, ad valorem and production taxes.
(b) Includes internal costs that cannot be directly identified with acquisition, exploration or development activities.

(c) Excludes a $7,551 gain from the sale of an inactive offshore pipeline and facilities in 1994 and the $16,500 write-down of that pipeline and facilities in 1992. The pipeline and facilities were not related to gas and oil producing activities. 1993 includes write-off of costs related to unsuccessful non-U.S. exploratory projects of $10,191.

  Hedging Activities--At December 31, 1994, the Company had outstanding swaps, collars and futures agreements extending through December 31, 1995 to exchange payments on 17.8 Bcf of natural gas and 1.2 MMBbls of oil on which the Company had $4.1 million of net unrealized gains based on the difference between the strike price and the NYMEX futures price for the applicable trading month. At December 31, 1994, realized gains on hedging activities of $.9 million were deferred. The weighted average strike price and market price per Mcf of natural gas was $2.06 and $1.84, respectively, and the weighted average strike price and market price per barrel of oil was $17.98 and $17.82, respectively.

  Gas and Oil Reserves (Unaudited)--The following table of estimated proved and proved developed reserves of gas and oil has been prepared utilizing estimates of year-end reserve quantities provided by DeGolyer and MacNaughton, independent petroleum consultants. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of producing gas and oil properties. Accordingly, the reserve estimates are expected to change as additional performance data become available.

                                           UNITED STATES
                         -------------------------------------------------------
                                  GAS (MMCF)                 OIL (MBBL)(A)
                         -------------------------------  ----------------------
                           1994       1993       1992      1994    1993    1992
                         ---------  ---------  ---------  ------  ------  ------
At January 1............ 1,086,482  1,101,426  1,168,075  39,349  39,231  40,012
Changes in reserves
  Revisions of previous
   estimates............   (25,106)    20,196     (6,811)   (499)  1,344     552
  Extension, discoveries
   and additions........    47,580     34,549     20,817   9,877   1,292   1,444
  Purchase of minerals
   in place.............       787      4,379        198      14       3     102
  Sales of minerals in
   place................      (894)    (4,042)   (15,665)    (28)    (40)    (42)
  Production............   (67,113)   (70,026)   (65,188) (2,227) (2,481) (2,837)
                         ---------  ---------  ---------  ------  ------  ------
At December 31.......... 1,041,736  1,086,482  1,101,426  46,486  39,349  39,231
                         =========  =========  =========  ======  ======  ======
Proved Developed Re-
 serves:
  At January 1..........   735,093    676,851    974,822  15,380  14,844  19,738
  At December 31........   698,643    735,093    676,851  14,437  15,380  14,844

--------

(a) Includes condensate and natural gas liquids attributable to leasehold interests of 911 MBbl for 1994, 1,117 MBbl for 1993 and 985 MBbl for 1992.

                           ENSERCH EXPLORATION, INC.

  In 1994, foreign (non-U.S.) extensions, discoveries and additions resulted in 4,105 MBbl of oil at December 31, 1994.

  Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Gas and Oil Reserve Quantities (Unaudited)--has been prepared using estimated future production rates and associated production and development costs. Continuation of economic conditions existing at the balance sheet date was assumed. Accordingly, estimated future net cash flows were computed by applying prices and contracts in effect in December to estimated future production of proved gas and oil reserves, estimating future expenditures to develop proved reserves and estimating costs to produce the proved reserves based on average costs for the year. Average prices used in the computations were: Gas (per Mcf) $2.29 in 1994, $2.38 in 1993 and $2.20 in 1992; Oil (per barrel) $14.07 in
1994, $11.73 in 1993 and $16.89 in 1992.

  Because reserve estimates are imprecise and changes in the other variables are unpredictable, the standardized measure should be interpreted as indicative of the order of magnitude only and not as precise amounts.

                                                    1994      1993      1992
STANDARDIZED MEASURE (IN MILLIONS):               --------  --------  --------
Future cash inflows.............................. $3,081.5  $3,047.0  $3,080.0
Future production and development costs.......... (1,065.8) (1,057.9) (1,057.2)
Future income-tax expense (a)....................   (542.6)               (1.7)
                                                  --------  --------  --------
Future net cash flows............................  1,473.1   1,989.1   2,021.1
Less 10% annual discount.........................    593.8     886.5     909.8
                                                  --------  --------  --------
Standardized measure of discounted future net
 cash flows...................................... $  879.3  $1,102.6  $1,111.3
                                                  ========  ========  ========
CHANGE IN STANDARDIZED MEASURE (IN MILLIONS):
Sales and transfers of gas and oil produced, net
 of production costs............................. $ (120.5) $ (136.1) $ (115.8)
Changes in prices, net of production and future
 development costs...............................    (33.9)      (.6)     21.9
Extensions, discoveries and improved recovery,
 less related costs..............................    158.7      41.4      22.3
Other purchases of minerals in place.............      1.6       9.4        .9
Revisions of previous quantity estimates.........    (26.5)    (28.5)     17.3
Sale of minerals in place........................     (1.3)               (4.9)
Accretion of discount............................    102.7     105.5     102.8
Net change in income taxes.......................   (295.3)      1.2        .1
Other............................................     (8.8)     (1.0)      3.1
                                                  --------  --------  --------
    Total........................................ $ (223.3) $   (8.7) $   47.7
                                                  ========  ========  ========

--------

(a) EEX operated as a partnership, except for the international operations and SACROC operations, until December 30, 1994. Accordingly no income taxes were applicable to its partnership operations until December 31, 1994.

                           ENSERCH EXPLORATION, INC.

9. SUPPLEMENTAL FINANCIAL INFORMATION

  Quarterly Results (Unaudited)--The results of operations of the Company by quarters are summarized below. In the opinion of the Company's management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation have been made. The financial statements include interest charges on the debt now assumed by certain ENSERCH Companies.

                                                     QUARTER ENDED
                                       -----------------------------------------
                                       MARCH 31 JUNE 30 SEPTEMBER 30 DECEMBER 31
                                       -------- ------- ------------ -----------
  1994:
    Revenues.......................... $50,737  $44,473   $41,426      $42,504
    Operating Income..................  11,017    8,400     3,059        9,553
    Net Income (Loss).................   3,139    3,179    (1,475)       2,634
    Net Income (Loss) Per Unit........     .03      .03      (.01)         .02
  1993:
    Revenues.......................... $41,034  $48,982   $48,787      $50,993
    Operating Income..................   5,106    9,256     5,998       (5,175)
    Net Income (Loss).................      74    2,346      (322)     (10,790)
    Net Income (Loss) Per Unit........     .00      .02       .00         (.10)

  Reconciliation of Previously Reported Information--Amounts reported for 1994, 1993 and 1992 have been restated in a manner similar to a pooling of interests to reflect the acquisition of the international gas and oil operations and SACROC operations of ENSERCH under common control as follows:

                                          QUARTER ENDED
                            ------------------------------------------- ANNUAL
                            MARCH 31  JUNE 30  SEPTEMBER 30 DECEMBER 31  TOTAL
                            --------  -------  ------------ ----------- -------
                                       INCREASE (DECREASE)
   1994:
     Revenues.............. $ 1,028   $ 1,046     $1,022      $   942   $ 4,038
     Net Income (Loss).....  (1,778)   (2,006)       607       (1,312)   (4,489)
   1993:
     Revenues..............   1,279     1,273      1,149        1,103     4,804
     Net Income (Loss).....     714      (397)      (870)      (4,258)   (4,811)
   1992:
     Revenues..............                                               5,636
     Net Income (Loss).....                                               8,511

  Interest Costs--are summarized below:

                                        1994     1993       1992
                                       -------  -------    -------
       Interest costs incurred.......  $25,678  $34,841(a) $25,990
       Interest capitalized..........   (4,759)  (4,257)    (5,315)
                                       -------  -------    -------
       Interest charged to expense...  $20,919  $30,584    $20,675
                                       =======  =======    =======

--------

(a) Includes $6 million provision for interest due royalty owners.

                        INDEPENDENT ACCOUNTANTS' REPORT

Enserch Exploration, Inc.:

  We have reviewed the accompanying condensed consolidated balance sheet of Enserch Exploration, Inc. as of June 30, 1995, and the related condensed statements of consolidated income and cash flows for the six months ended June 30, 1995 and 1994. The condensed consolidated financial statements give retroactive effect to the transactions which have been accounted for in a manner similar to a pooling-of-interests, as described in Note 1. These financial statements are the responsibility of the Company's management.

  We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with generally accepted accounting principles.

  We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Enserch Exploration, Inc., as of December 31, 1994, and the related statements of consolidated operations, cash flows and common shareholders' equity for the year then ended; and in our report dated February 10, 1995 (June 21, 1995 as to Note 1), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1994, is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Deloitte & Touche LLP

Dallas, Texas

August 4, 1995

                           ENSERCH EXPLORATION, INC.

            CONDENSED STATEMENTS OF CONSOLIDATED INCOME (UNAUDITED)

                                                             SIX MONTHS
                                                            ENDED JUNE 30
                                                        ----------------------
                                                           1995        1994
                                                        ----------  ----------
                                                        (IN THOUSANDS, EXCEPT
                                                         PER SHARE AMOUNTS)
Revenues
  Natural gas.......................................... $   67,008  $   78,417
  Oil and condensate...................................     20,677      15,743
  Natural gas liquids..................................      1,695         841
  Other................................................        268         209
                                                        ----------  ----------
    Total..............................................     89,648      95,210
                                                        ----------  ----------
Costs and Expenses
  Production and operating.............................     19,543      15,612
  Exploration..........................................      5,474       4,534
  Depreciation and amortization........................     46,547      40,930
  General, administrative and other....................     14,743       7,944
  Taxes, other than income.............................      7,746       6,773
                                                        ----------  ----------
    Total..............................................     94,053      75,793
                                                        ----------  ----------
Operating Income (Loss)................................     (4,405)     19,417
Other Income (Expense)--Net............................         (3)         17
Interest Income........................................      1,026         188
Interest Expense.......................................     (3,599)     (9,885)
                                                        ----------  ----------
Income (Loss) Before Income Taxes......................     (6,981)      9,737
Income Tax Benefit.....................................     (2,443)       (198)
                                                        ----------  ----------
Net Income (Loss)...................................... $   (4,538) $    9,935
                                                        ==========  ==========
Pro Forma Information
  Income before income taxes...........................             $    9,737
  Income taxes (including income taxes on partnership
   operations).........................................                  3,419
                                                                    ----------
  Net Income...........................................             $    6,318
                                                                    ==========
Net Income (Loss) Per Share (Pro forma for the six
 months ended June 30, 1994)........................... $     (.04) $      .06
                                                        ==========  ==========
Weighted Average Shares Outstanding....................    105,695     105,695
                                                        ==========  ==========

See Notes to Condensed Consolidated Financial Statements.

                         ENSERCH EXPLORATION, INC.

        CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS (UNAUDITED)

                                                            SIX MONTHS ENDED
                                                                JUNE 30,
                                                           -------------------
                                                             1995       1994
                                                           ---------  --------
Operating Activities
  Net income (loss)....................................... $  (4,538) $  9,935
  Depreciation and amortization...........................    46,547    40,930
  Deferred income-tax expense (benefit)...................     5,499       (30)
  Other...................................................   (14,400)   (7,191)
  Changes in current operating assets and liabilities:
    Accounts receivable...................................    (9,273)    5,242
    Other current assets..................................    (4,602)   (1,144)
    Accounts payable......................................    13,075    (5,701)
    Other current liabilities.............................     5,519     1,481
                                                           ---------  --------
    Net cash flows from operating activities..............    37,827    43,522
                                                           ---------  --------
Investing Activities
  Purchase of DALEN, net of cash acquired.................  (332,888)
  Additions to property, plant and equipment..............   (90,057)  (58,251)
  Retirements of property, plant and equipment............     2,715     2,615
  Collection of note receivable from affiliated company...    86,077
  Other...................................................   (16,453)   (9,330)
                                                           ---------  --------
    Net cash flows used for investing activities..........  (350,606)  (64,966)
                                                           ---------  --------
Financing Activities
  Change in temporary advances with affiliated companies..   (66,333)   47,669
  Payments of capital lease obligations...................    (1,997)
  Borrowings under bank revolving credit agreement........   350,000
  Borrowings under bridge loan............................   150,000
  Repayment of DALEN bank debt assumed at acquisition.....  (115,000)
  Proceeds from long-term notes payable to affiliated
   companies..............................................               8,000
  Decrease in advances under leasing arrangements--net....             (26,212)
  Cash distributions paid.................................              (7,843)
                                                           ---------  --------
    Net cash flows from financing activities..............   316,670    21,614
                                                           ---------  --------
Net Increase in Cash......................................     3,891       170
Cash at Beginning of Period...............................       234       343
                                                           ---------  --------
Cash at End of Period..................................... $   4,125  $    513
                                                           =========  ========

See Notes to Condensed Consolidated Financial Statements.

                           ENSERCH EXPLORATION, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                         (JUNE 30, 1995 UNAUDITED)

                                                         JUNE 30,    DECEMBER 31,
                                                           1995          1994
                                                        -----------  ------------
                                                             (IN THOUSANDS)
ASSETS
Current Assets
  Cash................................................. $     4,125   $      234
  Accounts receivable--trade...........................      34,924       16,828
  Accounts receivable--affiliated companies............      18,603       11,581
  Note receivable--affiliated company..................                   86,077
  Other................................................      13,437        5,217
                                                        -----------   ----------
    Total current assets...............................      71,089      119,937
                                                        -----------   ----------
Property, Plant and Equipment (at cost):
  Gas and oil properties (full-cost method)............   2,630,346    2,094,494
  Other................................................      13,863       15,582
                                                        -----------   ----------
    Total..............................................   2,644,209    2,110,076
  Less accumulated depreciation and amortization.......     897,999      856,062
                                                        -----------   ----------
    Net property, plant and equipment..................   1,746,210    1,254,014
                                                        -----------   ----------
Other Assets...........................................      24,038        7,284
                                                        -----------   ----------
    Total.............................................. $ 1,841,337   $1,381,235
                                                        ===========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable--trade.............................. $    73,024   $   58,593
  Accounts payable--affiliated companies...............                    7,060
  Temporary advances-affiliated companies (net)........      39,136      105,469
  Current portion of bank revolving credit agreement...     300,000
  Current portion of capital lease obligations.........       4,760        4,760
  Other................................................      16,914        1,728
                                                        -----------   ----------
    Total current liabilities..........................     433,834      177,610
                                                        -----------   ----------
Bank Revolving Credit Agreement........................      50,000
                                                        -----------   ----------
Capital Lease Obligations..............................     149,098      151,095
                                                        -----------   ----------
Deferred Income Taxes..................................     289,798      284,299
                                                        -----------   ----------
Other Liabilities......................................      37,274       32,223
                                                        -----------   ----------
Minority Interest--Subsidiary Preferred Stock..........     150,000
                                                        -----------   ----------
Common Shareholders' Equity
  Common stock (200,000 shares authorized; 105,723 and
   105,695 shares outstanding).........................     105,723      105,695
  Paid in capital......................................     630,494      630,313
  Retained earnings (deficit)..........................      (4,538)
  Unamortized restricted stock compensation............       (346)
                                                        -----------   ----------
    Common shareholders' equity........................     731,333      736,008
                                                        -----------   ----------
    Total.............................................. $1,841,337    $1,381,235
                                                        ===========   ==========

See Notes to Condensed Consolidated Financial Statements.

                           ENSERCH EXPLORATION, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Prior to December 30, 1994, the operations of Enserch Exploration, Inc. ("EEX"), a corporation, were conducted through Enserch Exploration Partners, Ltd. ("EP"), a partnership. EP was a publicly traded entity with published financial statements. On December 30, 1994, through a series of transactions, EEX (then a newly formed corporation) acquired all of the partnership interests of EP Operating Limited Partnership ("EPO"), the 99% owned operating partnership of EP, and EP received common stock of EEX. EPO was then merged into EEX and thereafter EP was liquidated, and its partners received one share of EEX common stock for each limited and general partnership interest held. ENSERCH companies also received EP's interests in and assumed EP's obligations under certain equipment lease arrangements (the equipment was simultaneously subleased to EEX) and assumed approximately $395 million principal amount of EP's indebtedness (including $86 million of debt owed by EP to EPO that did not appear on EP's consolidated balance sheet), plus accrued interest.

In 1995, EEX acquired the international gas and oil operations of ENSERCH by the issuance of 1,113,545 shares of EEX Common Stock and acquired the SACROC operations of ENSERCH for $1.65 million in cash. Both transactions were based on the value of the underlying properties as determined by independent petroleum engineers. ENSERCH's historical carrying value of the assets acquired and liabilities assumed has been recorded by EEX. The excess of ENSERCH's carrying value over the purchase price of the SACROC properties has been credited to paid in capital. The stated number of shares issued to acquire the international operations were determined using an estimated value per share of EEX Common Stock of $14.00. The number of shares will be adjusted in the future based on the actual net proceeds per share received by EEX in a planned public offering of Common Stock.

The financial statements of EEX for periods prior to December 30, 1994 include the assets, liabilities, operations and cash flows of EP, restated to include the 1% general partners interest in EPO, and the international gas and oil operations and the SACROC operations in a manner similar to a pooling-of-interests since the operations were under the common control of ENSERCH prior to the establishment of EEX.

EP and EPO were partnerships and, as a result, the income or loss of the partnerships was included in the tax returns of the individual partners. Accordingly, no recognition was given to income taxes in the financial statements of EP. EEX, as a corporation, is a taxable entity. Pro forma net income includes an adjustment to provide for income taxes on the partnerships' operations at the applicable statutory rate.

2. On June 8, 1995, EEX acquired all the capital stock of DALEN Corporation for cash of $340 million and refinanced DALEN's bank debt of $115 million. The acquisition has been accounted for as a purchase. The acquired assets, consisting principally of gas and oil properties, and the liabilities assumed are being evaluated for purposes of assigning the purchase price. It is anticipated that essentially all of the valuation adjustments will be assigned to gas and oil properties.

EEX borrowed $350 million under a four-year revolving credit agreement (at an interest rate based on LIBOR) to pay the purchase price and reduce advances from ENSERCH by $10 million. In addition, EEX borrowed $150 million under a bridge loan to repay DALEN's bank debt of $115 million and reduce advances from ENSERCH by $35 million. A registration statement for a planned offering of approximately 20 million shares of EEX common stock has been filed with the Securities and Exchange Commission. The borrowing under the revolving credit agreement will be reduced with the proceeds from the offering. Accordingly, $300 million of the borrowing under the revolving credit agreement has been classified as a current liability. The bridge loan was repaid on August 4, 1995 with the proceeds from a $150 million preferred stock offering by subsidiary of EEX.

                         ENSERCH EXPLORATION, INC.

Following is a summary of pro forma results of operations of EEX assuming the DALEN acquisition had occurred at the beginning of the periods presented:

                                                             SIX MONTHS ENDED
                                                                  JUNE 30
                                                             ------------------
                                                               1995      1994
                                                             --------  --------
                                                              (IN THOUSANDS,
                                                             EXCEPT PER SHARE)
   Revenues................................................. $137,972  $174,300
   Net Income (Loss)........................................  (14,873)    7,287
   Net Income, Adjusted to Include Income Taxes on
    Partnership Operations..................................              3,670
   Net Income (Loss) Per Share..............................     (.14)      .03

3. On August 4, 1995 a subsidiary of EEX completed the private placement of $150 million of adjustable rate redeemable preferred stock that is expected to be redeemed by August 4, 2000. The proceeds were used to purchase $150 million of EEX preferred stock, and EEX repaid the bridge loan. In the consolidated financial statements, the EEX preferred stock is eliminated, and the subsidiary preferred stock is reflected as minority interest. These transactions are reflected in the June 30, 1995 balance sheet. The dividend rate on the subsidiary preferred stock, which is adjusted quarterly, approximates LIBOR plus .625%.

4. At June 30, 1995, based on a preliminary allocation of the DALEN purchase price, EEX's full cost ceiling amount attributable to the properties acquired was approximately $42 million ($27 million after tax) less than the unamortized cost of producing properties acquired. EEX believes that the DALEN properties have significant exploration and development potential. EEX expects to be able to utilize its expertise, particularly with respect to tight sands reservoirs, to enhance production and cash flows from these properties because of the geologic similarity and proximity of DALEN's major producing properties to EEX's properties. EEX believes that the unamortized cost of the gas and oil properties acquired in the DALEN acquisition is recoverable from future production and was not in fact impaired at June 30, 1995. Accordingly, EEX did not recognize a charge to earnings at June 30, 1995; however, if an excess exists after a year of operation, a write-off may be required.

5. Earnings per share applicable to common stock are based on the weighted average number of common shares outstanding during the period, including common equivalent shares when dilutive.

6. Components of current liabilities in the December 1994 balance sheet have been reclassified to conform to the 1995 presentation.

7. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for the interim periods included herein have been made.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
DALEN Corporation:

We have audited the accompanying consolidated balance sheets of DALEN Corporation (formerly DALEN Resources Corp.) and subsidiaries as of December 31, 1994 and 1993 (as restated, see note 1), and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DALEN Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As explained in Note 2 to the financial statements, effective January 1, 1993, DALEN Corporation and subsidiaries adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Prior year financial statements have not been restated.

Arthur Andersen LLP

Dallas, Texas
February 24, 1995

                       DALEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                        (STATED IN THOUSANDS OF DOLLARS)

                                                    1994      1993      1992
                                                  --------  --------  --------
REVENUES:
  Natural gas.................................... $115,593  $152,488  $111,779
  Oil and gas liquids............................   51,054    73,852    82,003
  Other..........................................    2,341     5,144     5,822
                                                  --------  --------  --------
                                                   168,988   231,484   199,604
                                                  --------  --------  --------
OPERATING EXPENSES:
  Lease operating................................   43,533    56,367    52,389
  General and administrative.....................   18,057    17,783    18,788
  Depreciation, depletion and amortization.......  101,151   128,364   109,294
  Exploration....................................   24,886    19,453    25,278
                                                  --------  --------  --------
                                                   187,627   221,967   205,749
                                                  --------  --------  --------
OPERATING INCOME (LOSS)..........................  (18,639)    9,517    (6,145)
                                                  --------  --------  --------
OTHER INCOME (EXPENSE):
  Interest income................................    3,656     1,360     1,848
  Interest expense...............................   (6,002)   (7,255)   (6,885)
  Other, net.....................................    2,845        85     1,105
                                                  --------  --------  --------
                                                       499    (5,810)   (3,932)
                                                  --------  --------  --------
EARNINGS (LOSS) BEFORE INCOME TAXES AND
 CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
 PRINCIPLE.......................................  (18,140)    3,707   (10,077)
INCOME TAX BENEFIT (EXPENSE):
  Current........................................   21,859    18,997    25,656
  Deferred.......................................   (6,653)  (13,153)  (22,125)
                                                  --------  --------  --------
                                                    15,206     5,844     3,531
                                                  --------  --------  --------
NET EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING PRINCIPLE..................   (2,934)    9,551    (6,546)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
 PRINCIPLE.......................................      --      7,958       --
                                                  --------  --------  --------
NET EARNINGS (LOSS).............................. $ (2,934) $ 17,509  $ (6,546)
                                                  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                       DALEN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1994 AND 1993
                        (STATED IN THOUSANDS OF DOLLARS)

                                                              1994      1993
                                                            --------  --------
                          ASSETS
                          ------
CURRENT ASSETS:
  Cash and cash equivalents................................ $ 10,888  $ 48,117
  Accounts receivable:
   Oil and gas.............................................   20,009    29,934
   Trade...................................................    6,030     5,537
   Affiliates..............................................    7,616    11,154
  Inventories..............................................    2,125     3,802
  Prepaid expenses.........................................    3,635     6,310
                                                            --------  --------
    Total current assets...................................   50,303   104,854
                                                            --------  --------
PROPERTY AND EQUIPMENT:
  Oil and gas properties, based on successful efforts
   method..................................................  787,579   916,354
  Other property and equipment.............................    6,671     5,808
                                                            --------  --------
                                                             794,250   922,162
  Less: Accumulated depreciation, depletion and
   amortization............................................ (362,548) (353,455)
                                                            --------  --------
    Net property and equipment.............................  431,702   568,707
                                                            --------  --------
OTHER ASSETS...............................................      655     1,745
                                                            --------  --------
TOTAL ASSETS............................................... $482,660  $675,306
                                                            ========  ========
           LIABILITIES AND STOCKHOLDER'S EQUITY
           ------------------------------------
CURRENT LIABILITIES:
  Accounts payable......................................... $ 15,394  $ 25,641
  Interest payable.........................................       67       954
  Accrued liabilities......................................   10,998    12,937
                                                            --------  --------
    Total current liabilities..............................   26,459    39,532
                                                            --------  --------
DEFERRED INCOME TAXES......................................   72,529    65,876
ABANDONMENT, DISMANTLEMENT AND OTHER LIABILITIES...........   13,864    15,156
LONG-TERM DEBT.............................................  115,000   130,000
STOCKHOLDER'S EQUITY:
  Common stock, $0.01 par value, 1,000 shares authorized;
   100 shares issued and outstanding.......................        1         1
  Additional paid-in capital...............................  335,470   502,470
  Accumulated deficit......................................  (80,663)  (77,729)
                                                            --------  --------
    Total stockholder's equity.............................  254,808   424,742
                                                            --------  --------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY................. $482,660  $675,306
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

                       DALEN CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992 (STATED IN THOUSANDS OF DOLLARS, EXCEPT COMMON SHARES)

                                 COMMON STOCK  ADDITIONAL
                                 -------------  PAID-IN    ACCUMULATED
                                 SHARES AMOUNT  CAPITAL      DEFICIT    TOTALS
                                 ------ ------ ----------  ----------- ---------
BALANCE AT JANUARY 1, 1992......  100    $ 1   $ 637,470    $(88,692)  $ 548,779
  Dividends to Parent...........   --     --    (135,000)        --     (135,000)
  Net loss......................   --     --         --       (6,546)     (6,546)
                                  ---    ---   ---------    --------   ---------
BALANCE AT DECEMBER 31, 1992....  100      1     502,470     (95,238)    407,233
  Net earnings..................   --     --         --       17,509      17,509
                                  ---    ---   ---------    --------   ---------
BALANCE AT DECEMBER 31, 1993....  100      1     502,470     (77,729)    424,742
  Dividends to Parent...........   --     --    (167,000)        --     (167,000)
  Net loss......................   --     --         --       (2,934)     (2,934)
                                  ---    ---   ---------    --------   ---------
BALANCE AT DECEMBER 31, 1994....  100    $ 1   $ 335,470    $(80,663)  $ 254,808
                                  ===    ===   =========    ========   =========

          See accompanying notes to consolidated financial statements.

                       DALEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                        (STATED IN THOUSANDS OF DOLLARS)

                                                  1994       1993      1992
                                                ---------  --------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings (loss)........................... $  (2,934) $ 17,509  $  (6,546)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
   Depreciation, depletion and amortization....   101,151   128,364    109,424
   Surrendered leases and impairments..........     9,461     9,344     12,983
   Dry hole expense............................     9,352     4,143      7,482
   Deferred income taxes.......................     6,653    13,153     22,125
   Loss (gain) on sale of assets...............    (2,509)      146       (365)
   Cumulative effect of change in accounting
    principle..................................       --     (7,958)       --
   Other.......................................      (769)   (2,630)      (737)
                                                ---------  --------  ---------
                                                  120,405   162,071    144,366
                                                ---------  --------  ---------
 Changes in operating assets and liabilities:
   Decrease (increase) in accounts receivable..     8,563    34,869    (13,141)
   Decrease (increase) in prepaid expenses.....     2,534        54     (1,461)
   Decrease in accounts payable................    (9,842)  (11,985)   (22,279)
   Increase (decrease) in interest payable.....      (887)     (529)       556
   Decrease in accrued liabilities and other...    (3,629)     (544)    (4,183)
                                                ---------  --------  ---------
    Net cash provided by operating activities..   117,144   183,936    103,858
                                                ---------  --------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property and equipment...........  (108,105)  (94,442)   (89,892)
 Proceeds from sales of property and equipment.   135,732     1,540      1,907
 Receivable related to acquisition.............       --        --       5,573
                                                ---------  --------  ---------
    Net cash provided by (used in) investing
     activities................................    27,627   (92,902)   (82,412)
                                                ---------  --------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends to Parent...........................  (167,000)      --    (135,000)
 Long-term debt borrowing......................    15,000       --     111,000
 Repayment of long-term debt...................   (30,000)  (60,007)        (6)
                                                ---------  --------  ---------
    Net cash used in financing activities......  (182,000)  (60,007)   (24,006)
                                                ---------  --------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS...................................   (37,229)   31,027     (2,560)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...    48,117    17,090     19,650
                                                ---------  --------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR......... $  10,888  $ 48,117  $  17,090
                                                =========  ========  =========

          See accompanying notes to consolidated financial statements.

                       DALEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993

1. ORGANIZATION:

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of DALEN Corporation (formerly DALEN Resources Corp.) and its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation. The Company is a wholly-owned subsidiary of PG&E Enterprises ("Parent"), which is 100% owned by Pacific Gas and Electric Company ("PG&E"). The Company's primary business activity is the exploration, development and production of natural gas and crude oil reserves in the continental United States.

During 1994, the Parent determined that the Company did not fit within its long-term corporate strategy. As a result, the Parent intends to sell its 100% ownership interest in the Company through an initial public offering of the Company's common stock or by other means. A registration statement was filed on Form S-1 with the Securities and Exchange Commission during 1994 to effect the disposition. The accompanying prior year financial statements were restated in connection with the filing of the Form S-1, resulting in an increase in 1993 net earnings and stockholder's equity of $24.2 million.

2. ACCOUNTING POLICIES:

Property and Equipment

The Company uses the successful efforts method of accounting for oil and gas properties. Under the successful efforts method, lease acquisition costs are capitalized when incurred. Unproved leasehold costs are periodically assessed on a property-by-property basis, and a loss is recognized when assessment indicates a permanent impairment in value has occurred. Any remaining unproved leasehold costs are charged to expense upon abandonment of the respective leases.

Exploratory costs, excluding successful exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells are initially capitalized pending determination of whether the wells have found proved reserves which justify commercial development. If proved reserves are not found, the drilling costs are charged to expense. Costs applicable to productive wells and development dry holes are capitalized and amortized on the units-of-production method based on estimated proved reserve quantities.

The Company periodically reviews the carrying value of its proved oil and gas properties for impairment in value on a company-wide basis by comparing capitalized costs of proved oil and gas properties with undiscounted future net cash flows, after income taxes. Under this policy, no impairment in carrying value has been required during 1994, 1993, or 1992. However, in November 1993 the Financial Accounting Standards Board issued an exposure draft "Accounting for the Impairment of Long-Lived Assets." Under this proposed standard, an assessment of fair value of oil and gas properties will be required to be performed using certain groupings of property costs. Fair value is to be measured by market value, if an active market exists. If the market value is not readily determinable, discounted future net cash flows, after income taxes, are to be used to estimate fair value. The impact of adoption of this proposed statement on the consolidated financial statements of the Company has not been determined.

Other property and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 20 years. Major renewals and betterments, which improve or extend the life of the asset, are capitalized. The costs of repairs and maintenance are charged to expense as incurred.

                       DALEN CORPORATION AND SUBSIDIARIES

Abandonment and Dismantlement Costs

Estimated abandonment and dismantlement costs of offshore wells and platforms are accrued as liabilities on the units-of-production method based on estimated proved reserves of the property. At December 31, 1994, total estimated future abandonment and dismantlement costs associated with proved developed properties were $11.3 million, of which $6.2 million was accrued.

Inventories

Inventories, consisting principally of equipment and oil field supplies, are recorded at cost which approximates market value.

Gas Balancing Arrangements

The Company only recognizes revenue associated with volumes sold to which it is entitled under respective property divisions of interest. Proceeds received for natural gas volumes in excess of entitlements are deferred and recognized as revenue when the gas is made up to the other interest owners. Accounts receivable and payable resulting from gas balancing arrangements were not significant at December 31, 1994 or 1993.

Hedging Transactions

The Company periodically enters into oil and natural gas hedging transactions to minimize the risk of price decreases. Such hedging transactions also limit revenues which might result from potential price increases. Under the hedging transactions, the Company receives or makes payments based on the differential between a specified price and the actual quote market price of oil and natural gas. The Company does not use derivative financial instruments for trading purposes.

Gains and losses resulting from hedging activities are recognized in the same period that revenues on hedged volumes are recorded. Net gains (losses) of $2.4 million, ($8.9) million and ($12.8) million resulting from such transactions are included in oil and natural gas revenues for the years ended December 31, 1994, 1993 and 1992, respectively. The Company had no open hedging positions at December 31, 1994.

Income Taxes

The operations of the Company are ultimately included in the consolidated tax return of PG&E. A tax-sharing agreement between PG&E and the Parent provides that the Parent pay its proportionate share of state and federal income taxes and that PG&E reimburse the Parent for related tax benefits to the extent realized in the consolidated tax return. The Parent then allocates its proportionate share of income taxes to the Company based on its contribution to the consolidated tax liability or benefit.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. The cumulative effect of adopting SFAS No. 109 at January 1, 1993 resulted in an increase in gas and oil properties and deferred income taxes of $22.0 million and $14.0 million, respectively, and a cumulative gain of $8.0 million. The financial statements for 1992 have not been restated.

Prior to 1993, the provision for income taxes was based on income and expenses included in the consolidated statements of operations. Differences between taxes computed on financial earnings and taxes currently payable under applicable state and federal statutes and regulations were classified as deferred taxes.

                       DALEN CORPORATION AND SUBSIDIARIES

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company's financial instruments are comprised of short-term investments, accounts receivable, accounts payable and long-term debt. The carrying amount of the Company's financial instruments approximate fair value because of the short maturity of the instruments or because the interest rates of the instruments are based on current market rates.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid cash investments with an original maturity of three months or less to be cash equivalents.

Supplemental cash flow information is as follows (stated in thousands of dollars):

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1994    1993    1992
                                                         ------- ------- -------
   Cash paid for interest during the year............... $ 6,889 $ 7,656 $ 6,329
                                                         ======= ======= =======
   Cash received from Parent for income tax benefit..... $25,196 $25,041 $14,433
                                                         ======= ======= =======

3. RELATED PARTY TRANSACTIONS:

The Company sells natural gas to PG&E and to other affiliates. These sales were made on terms approximating spot market prices at the time of the transactions. During 1994, 1993 and 1992, such sales totaled approximately $1.2 million, $1.7 million and $2.8 million, respectively.

The Company's employee benefit plans and insurance programs are administered or combined with affiliated companies under the Parent's control. The Company has paid its proportionate share of related costs (administration fees to third parties and premiums) which approximates the cost of obtaining such programs from non-affiliates.

PG&E and the Parent perform certain other administrative functions, including cash management services, for the Company. Costs associated with such services for 1994, 1993 and 1992 were not significant. At December 31, 1994 and 1993, $8.9 million and $46.1 million, respectively, of the Company's cash was held by PG&E, at the Company's option, for cash management purposes. The average interest rate received by the Company on such cash investments was 4.9% in 1994 and 3.8% in 1993, which approximates market rates.

Accounts receivable from affiliates at December 31, 1994 and 1993 result primarily from income tax benefits due from the Parent, and are liquidated upon the filing of the annual consolidated tax return of PG&E. Other accounts receivable and payable to affiliates resulting from the above activities are liquidated by receipts and payments in the normal course of business.

4. LONG-TERM DEBT:

The Company's credit agreement (the "Agreement"), as amended February 22, 1995, provides for a two-year revolving loan (expiring February 1997), which is convertible at the Company's option, to a five year term loan. The revolving loan may be extended annually by consent of the banks. The Agreement has a maximum commitment from the banks of $200 million, with actual commitment amounts potentially limited

                       DALEN CORPORATION AND SUBSIDIARIES
by the periodic determination of a "Borrowing Base" (determined based on discounted future net revenues expected from the Company's proved oil and gas reserves, using various parameters set forth in the Agreement). The Borrowing Base at December 31, 1994, was approximately $168.5 million, of which $115 million in loans was outstanding.

The Agreement, at the request of the banks, shall be secured by the Company's interest in the Borrowing Base assets, including all related property and equipment.

Interest on loans outstanding is based on the Agent Bank's Reference Rate, as defined, or on the Agent Bank's CD Rate, or an adjusted Offshore Rate, and is payable quarterly. At December 31, 1994, the interest rate in effect was 7.0%. The Company is also required to pay certain fees in connection with the facility, as well as comply with various covenants set forth in the Agreement.

The aggregate maturities of long-term debt outstanding as of December 31, 1994 are as follows (stated in thousands of dollars):

                      YEAR ENDING
                      DECEMBER 31,            AMOUNT
                      ------------           --------
              1995.......................... $    --
              1996..........................      --
              1997..........................   23,000
              1998..........................   23,000
              1999..........................   23,000
            Thereafter......................   46,000
                                             --------
                                             $115,000
                                             ========

5. INCOME TAXES:

The components of the income tax benefit (expense), before cumulative effect of change in accounting principle, are as follows (stated in thousands of dollars):

                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     1994      1993      1992
                                                    -------  --------  --------
   Current income taxes:
     Federal....................................... $19,368  $ 17,216  $ 21,982
     State.........................................   2,491     1,781     3,674
                                                    -------  --------  --------
                                                     21,859    18,997    25,656
                                                    -------  --------  --------
   Deferred income taxes:
     Federal.......................................  (5,455)  (11,176)  (18,619)
     State.........................................  (1,198)   (1,977)   (3,506)
                                                    -------  --------  --------
                                                     (6,653)  (13,153)  (22,125)
                                                    -------  --------  --------
   Total income tax benefit........................ $15,206  $  5,844  $  3,531
                                                    =======  ========  ========

                       DALEN CORPORATION AND SUBSIDIARIES

A reconciliation of income tax benefit computed by applying the federal statutory income tax rate to earnings (loss) before income taxes is as follows (stated in thousands of dollars):

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                       1994    1993     1992
                                                      ------- -------  -------
   Expected federal tax benefit (expense) at
    statutory rate................................... $ 6,349 $(1,297) $ 3,426
   State tax benefit (expense).......................   1,097    (224)     619
   Section 29 tight sands gas tax credits............   6,112   7,434    2,128
   Permanent differences arising from acquisitions
    and other........................................   1,648     (69)  (2,642)
                                                      ------- -------  -------
   Total income tax benefit.......................... $15,206 $ 5,844  $ 3,531
                                                      ======= =======  =======

The sources of deferred tax benefit (expense) and their tax effect are as follows (stated in thousands of dollars):

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1993      1992
                                                  --------  --------  --------
   Sale of gas and oil properties................ $ 16,498  $    --   $    --
   Oil and gas property impairments..............    4,782     2,250     5,694
   Depreciation, depletion and amortization......    1,779    13,079     1,392
   Intangible drilling costs.....................  (29,712)  (28,482)  (29,211)
                                                  --------  --------  --------
   Total deferred income tax expense............. $ (6,653) $(13,153) $(22,125)
                                                  ========  ========  ========

The net deferred tax liability reflected in the Company's consolidated balance sheet at December 31, 1994 and 1993 results primarily from temporary differences in the treatment of costs of oil and gas properties for financial and income tax reporting purposes.

6. OVERRIDING ROYALTY INTEREST:

The Company's interest in certain gas properties acquired in 1991 is subject to a previously existing undivided overriding royalty interest ("ORRI") held by an unaffiliated party. The ORRI entitles the holder to receive natural gas production (aggregating 4.0 Bcf at December 31, 1994) through March 1996, subject to various daily and annual limitations. Shortfalls in production from the wells subject to the ORRI must be made up by the Company with production from other properties or through purchases on the spot market. At December 31, 1994, $1.6 million in accrued liabilities has been provided for future lease operating expenses on the subject properties and for potential production shortfalls.

7. EMPLOYEE BENEFIT PLAN:

The Company participates in a 401(k) savings plan ("Plan") sponsored by the Parent. Under the Plan, eligible employees are permitted to defer receipt of up to 7% of their compensation (subject to certain limitations by the Internal Revenue Code of 1986, as amended). After one year of service, the Company will contribute an amount equal to 5% of an employee's salary into the Plan, and the Company will match employee contributions on a 100% basis, up to 5% of the employee's salary. Amounts held under the Plan are invested among various investment funds at the direction of the individual employee. Employee contributions are 100% vested at the date of contribution. Company contributions are vested 100% after five years of employment. For the years ended December 31, 1994, 1993 and 1992, the Company expensed $1.1 million, $1.2 million and $1.2 million, respectively, for contributions made under the Plan.

                       DALEN CORPORATION AND SUBSIDIARIES

8. MAJOR CUSTOMERS:

The Company markets its oil and gas production to numerous purchasers under a combination of short and long-term contracts. One customer accounted for 11.1% of the Company's consolidated revenues in 1993. There were no individual customers which accounted for more than 10% of total revenues in 1994 or 1992. Management believes that the loss of any major customers would not have a material adverse effect on the Company due to the availability of other purchasers for the Company's production.

9. COMMITMENTS AND CONTINGENCIES:

The Company leases office space under noncancelable leases, which extend through 2002. In addition, certain office space no longer in use is being subleased.

The future minimum rental payments required under the leases, net of sublease income, are as follows (stated in thousands of dollars):

                         YEAR ENDING
                        DECEMBER 31,              AMOUNT
                        ------------              -------
              1995............................... $ 1,990
              1996...............................   2,075
              1997...............................   1,998
              1998...............................   1,703
              1999...............................   1,479
            Thereafter...........................   3,822
                                                  -------
                                                  $13,067
                                                  =======

The Company has established a $1.9 million reserve as of December 31, 1994 for rent payments on office space no longer in use. The reserve is net of expected sublease proceeds of $2.5 million under sublease agreements currently in effect.

The Company has sublet certain of the unused office space to PG&E for which payments received aggregated $.4 million for each of the three years in the period ended December 31, 1994. As of December 31, 1994, future sublease payments from PG&E are expected to aggregate $1.5 million through 1998.

The Company has entered into an agreement to acquire 3-D seismic data in 1995 and 1996 for payments aggregating $3.9 million.

The Company's revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. The Company has not experienced significant credit losses on such receivables.

The Company is directly or indirectly involved in various pending lawsuits and claims. Reserves for lawsuits and claims are provided for when a loss is determined to be probable and the amount can be reasonably estimated. In the opinion of management, the ultimate outcome of such claims will not have a material impact on the results of operations of the Company.

                       DALEN CORPORATION AND SUBSIDIARIES

10. OIL AND GAS PROPERTIES:

The following table sets forth certain information with respect to costs incurred in connection with the Company's oil and gas producing activities (stated in thousands of dollars):

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                         1994    1993     1992
                                                       -------- ------- --------
   Property acquisitions:
     Proved........................................... $ 14,119 $ 1,001 $ 14,308
     Unproved.........................................   23,477   4,944    3,665
   Development costs..................................   49,050  76,099   70,771
   Exploratory costs..................................   26,921   9,653   11,263
                                                       -------- ------- --------
                                                       $113,567 $91,697 $100,007
                                                       ======== ======= ========

Capitalized costs for oil and gas properties are as follows (stated in thousands of dollars):

                                                              DECEMBER 31,
                                                           --------------------
                                                             1994       1993
                                                           ---------  ---------
   Oil and gas properties:
     Proved............................................... $ 739,361  $ 880,198
     Unproved.............................................    48,218     36,156
                                                           ---------  ---------
                                                             787,579    916,354
   Accumulated depreciation, depletion and amortization...  (359,331)  (351,105)
                                                           ---------  ---------
                                                           $ 428,248  $ 565,249
                                                           =========  =========

In the third quarter of 1994, the Company sold certain oil and gas properties (the "Non-Strategic Properties") that did not fit within the Company's current business strategy. The Company sold the Non-Strategic Properties, which had a net book value of $131.7 million, to unrelated third parties for $134.0 million in cash, resulting in a pre-tax gain of $2.3 million, which is included in other income in the accompanying consolidated statement of operations.

In October and November 1994, the Company acquired producing and non-producing oil and gas properties located in Louisiana, Texas and offshore Gulf of Mexico for approximately $28.1 million in cash.

11. SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED):

The estimates of proved oil and gas reserves utilized in the preparation of the consolidated financial statements were prepared by independent petroleum engineers at December 31, 1994. Such estimates are in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve reports be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. All of the Company's reserves are located in the United States.

The Company emphasizes that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. In addition, a portion of the Company's proved reserves is undeveloped, which increases the imprecision inherent in estimating reserves which may ultimately be produced.

                       DALEN CORPORATION AND SUBSIDIARIES

Proved oil and gas reserve information, together with the changes therein, are as follows (oil in MBbls, gas in MMcf):

                                       YEAR ENDED DECEMBER 31,
                             -------------------------------------------------
                                  1994             1993             1992
                             ---------------  ---------------  ---------------
                              OIL      GAS     OIL      GAS     OIL      GAS
                             ------  -------  ------  -------  ------  -------
Proved reserves:
  Beginning of year......... 20,074  364,181  23,861  414,099  23,255  406,332
  Revisions.................    (25) (27,253)   (740) (15,631)  3,257  (11,110)
  Extensions and
   discoveries..............  3,960   80,850   1,582   39,644   1,633   71,300
  Purchases and minerals-in-
   place....................    557   12,529      74    2,656     433   16,900
  Sales of minerals-in-
   place.................... (9,346) (62,722)    --       --      --       --
  Production................ (3,525) (60,223) (4,703) (76,587) (4,717) (69,323)
                             ------  -------  ------  -------  ------  -------
  End of year............... 11,695  307,362  20,074  364,181  23,861  414,099
                             ======  =======  ======  =======  ======  =======
Proved developed reserves:
  Beginning of year......... 17,508  335,476  21,670  390,830  19,944  352,285
                             ======  =======  ======  =======  ======  =======
  End of year............... 11,134  262,819  17,508  335,476  21,670  390,830
                             ======  =======  ======  =======  ======  =======

The standardized measure of discounted future net cash flows relating to proved reserves is as follows (stated in thousands of dollars):

                                                  YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                                1994        1993        1992
                                              ---------  ----------  ----------
   Future cash inflows......................  $ 651,143  $1,073,395  $1,322,489
   Future costs:
     Production.............................   (185,726)   (313,606)   (335,634)
     Development............................    (45,437)    (42,604)    (41,961)
     Income taxes...........................    (74,250)   (111,229)   (186,259)
                                              ---------  ----------  ----------
   Future net cash flows....................    345,730     605,956     758,635
   10% discount factor......................    (83,691)   (156,009)   (204,473)
                                              ---------  ----------  ----------
   Standardized measure of discounted future
    net cash flows..........................  $ 262,039  $  449,947  $  554,162
                                              =========  ==========  ==========

                       DALEN CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)
Changes in the standardized measure of discounted future net cash flows relating to proved reserves are as follows (stated in thousands of dollars):

                                                  YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                 1994       1993       1992
                                               ---------  ---------  ---------
     Standardized measure, beginning of year.. $ 449,947  $ 554,162  $ 531,868
     Net changes in sales prices, net of
      production costs........................  (105,808)   (64,251)    59,647
     Revisions of quantity estimates..........   (22,467)   (21,132)    10,585
     Changes in future development costs,
      including development costs incurred....    12,722      8,155     15,504
     Accretion of discount....................    47,490     62,254     56,310
     Extension and discoveries................    69,331     44,267     91,800
     Purchases of minerals-in-place...........    12,848      1,814     19,695
     Sales of minerals-in-place...............   (82,300)
     Sales, net of production costs...........  (121,457)  (180,775)  (156,480)
     Net change in income taxes...............       679     43,429    (37,149)
     Changes in timing and other..............     1,054      2,024    (37,618)
                                               ---------  ---------  ---------
     Standardized measure, end of year........ $ 262,039  $ 449,947  $ 554,162
                                               =========  =========  =========

                       DALEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)
                        (STATED IN THOUSANDS OF DOLLARS)

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                               ----------------
                                                                1995     1994
                                                               -------  -------
REVENUES:
  Natural gas................................................. $19,140  $38,516
  Oil and gas liquids.........................................   9,658   13,611
  Other.......................................................      69      885
                                                               -------  -------
                                                                28,867   53,012
                                                               -------  -------
OPERATING EXPENSES:
  Lease operating.............................................   8,536   13,689
  General and administrative..................................   4,280    4,761
  Depreciation, depletion and amortization....................  19,603   28,889
  Exploration.................................................   2,695    3,770
                                                               -------  -------
                                                                35,114   51,109
                                                               -------  -------
OPERATING INCOME (LOSS).......................................  (6,247)   1,903
                                                               -------  -------
OTHER INCOME (EXPENSE)
  Interest expense............................................  (2,119)  (1,392)
  Interest income.............................................     155      525
  Other, net..................................................     144      140
                                                               -------  -------
                                                                (1,820)    (727)
                                                               -------  -------
EARNINGS (LOSS) BEFORE TAXES..................................  (8,067)   1,176
INCOME TAX BENEFIT (EXPENSE):
  Current.....................................................   5,727    5,439
  Deferred....................................................  (1,316)  (4,574)
                                                               -------  -------
                                                                 4,411      865
                                                               -------  -------
NET EARNINGS (LOSS)........................................... $(3,656) $ 2,041
                                                               =======  =======

                       DALEN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)
                        (STATED IN THOUSANDS OF DOLLARS)

                                                        MARCH 31,  DECEMBER 31,
                                                          1995         1994
                                                        ---------  ------------
                        ASSETS
CURRENT ASSETS:
 Cash and cash equivalents............................. $   5,653   $  10,888
 Accounts receivable
  Oil and gas..........................................    11,875      20,009
  Trade................................................     6,798       6,030
  Affiliates...........................................    14,708       7,616
 Inventories...........................................     1,876       2,125
 Prepaid expenses......................................     2,437       3,635
                                                        ---------   ---------
    Total current assets...............................    43,347      50,303
                                                        ---------   ---------
PROPERTY AND EQUIPMENT
  Oil and gas properties, based on successful efforts
   method..............................................   802,337     787,579
  Other property and equipment.........................     6,700       6,671
                                                        ---------   ---------
                                                          809,037     794,250
  Less: Accumulated depreciation, depletion and
   amortization........................................  (381,754)   (362,548)
                                                        ---------   ---------
   Net property and equipment..........................   427,283     431,702
                                                        ---------   ---------
OTHER ASSETS...........................................       540         655
                                                        ---------   ---------
TOTAL ASSETS........................................... $ 471,170   $ 482,660
                                                        =========   =========
         LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable..................................... $  11,954   $  15,394
  Interest payable.....................................        65          67
  Accrued liabilities..................................    10,190      10,998
                                                        ---------   ---------
    Total current liabilities..........................    22,209      26,459
                                                        ---------   ---------
DEFERRED INCOME TAXES..................................    73,845      72,529
ABANDONMENT, DISMANTLEMENT AND OTHER LIABILITIES.......     8,964      13,864
LONG-TERM DEBT.........................................   115,000     115,000
STOCKHOLDER'S EQUITY
  Common stock.........................................         1           1
  Additional paid-in capital...........................   335,470     335,470
  Accumulated deficit..................................   (84,319)    (80,663)
                                                        ---------   ---------
    Total stockholder's equity.........................   251,152     254,808
                                                        ---------   ---------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY............. $ 471,170   $ 482,660
                                                        =========   =========

                       DALEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)
                         (STATED IN THOUSANDS DOLLARS)

                                                              THREE MONTHS
                                                             ENDED MARCH 31,
                                                            ------------------
                                                              1995      1994
                                                            --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings (loss)....................................... $ (3,656) $  2,041
 Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Depreciation, depletion and amortization.................   19,603    28,889
  Deferred income taxes....................................    1,316     4,574
  Dry hole expense.........................................      933       952
  Surrendered leases and other impairments.................      584     1,381
  Loss (gain) on sale of assets............................       (3)      (10)
  Other....................................................   (1,309)     (532)
                                                            --------  --------
                                                              17,468    37,295
 Changes in operating assets and liabilities:
  Decrease (increase) in accounts receivable...............   (3,540)    5,211
  Decrease in prepaid expenses.............................    1,198       798
  Increase (decrease) in accounts payable..................   (3,413)      170
  Decrease in interest payable.............................       (2)      (30)
  Decrease in accrued liabilities and other................     (559)   (4,360)
                                                            --------  --------
    Net cash provided by operating activities..............   11,152    39,084
                                                            --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property and equipment.......................  (16,350)  (12,358)
 Decrease in drilling well accrual.........................      (60)   (1,576)
 Proceeds from sale of property and equipment..............       23       207
                                                            --------  --------
    Net cash used in investing activities..................  (16,387)  (13,727)
                                                            --------  --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......   (5,235)   25,357
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.............   10,888    48,117
                                                            --------  --------
CASH AND CASH EQUIVALENTS, END OF PERIOD................... $  5,653  $ 73,474
                                                            ========  ========

                       DALEN CORPORATION AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

1. The accompanying consolidated financial statements of DALEN Corporation and Subsidiaries (the "Company") have not been audited by independent public accountants. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the interim periods included herein have been made. Certain information and footnote disclosures normally included in the consolidated financial statements have been omitted. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein.

2. In April 1995, Enserch Exploration, Inc., 99.2% owned by ENSERCH, entered into a definitive agreement to acquire 100% of the capital stock of the Company for $340 million plus the assumption of $115 million of bank debt.

3. In the third quarter of 1994, the Company sold certain oil and gas properties that did not fit within the Company's current business strategy. The Company sold the properties, which had a net book value of $131.7 million, to unrelated third parties for $134.0 million in cash, resulting in a pre-tax gain of $2.3 million. As a result of the sale, operating results for the three months ended March 31, 1995 are not comparable to the three months ended March 31, 1994.

               [LOGO OF ENSEARCH EXPLORATION INC. APPEARS HERE]

PROSPECTUS (Subject to Completion)

Issued August 18, 1995

                             20,000,000 Shares

               [LOGO OF ENSERCH EXPLORATION INC. APPEARS HERE]

                                  COMMON STOCK

                                 ------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. OF THE 20,000,000 SHARES OF COMMON STOCK BEING OFFERED, 4,000,000 SHARES ARE BEING OFFERED FOR SALE OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND 16,000,000 SHARES ARE BEING OFFERED CONCURRENTLY FOR SALE IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." THE COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "EEX." ON AUGUST 17, 1995, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $13 3/4 PER SHARE. PRIOR TO THIS OFFERING, HOWEVER, ONLY A LIMITED NUMBER OF SHARES HAVE TRADED PUBLICLY. FOR A DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE PRICE OF THE COMMON STOCK IN THIS OFFERING SEE "UNDERWRITERS."

                                 ------------

   SEE "RISK FACTORS" ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                          PROSPECTIVE INVESTORS.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

                              PRICE $      A SHARE

                                 ------------

                                             UNDERWRITING
                                   PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                    PUBLIC  COMMISSIONS (1) COMPANY (2)
                                   -------- --------------- -----------
Per Share........................    $            $             $
Total(3).........................   $            $             $

------
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  (2) Before deducting expenses payable by the Company estimated at $1,250,000.

  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 3,000,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions
      and proceeds to Company will be $   , $    and $   , respectively. See
      "Underwriters."

                                 ------------

  The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made on or about
           , 1995 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.

                                 ------------

MORGAN STANLEY & CO.
      International

      HOWARD, WEIL, LABOUISSE, FRIEDRICHS

                          Incorporated

                  SBC WARBURG

                  A DIVISION OF SWISS BANK CORPORATION
                      SMITH BARNEY INC.
                           UBS LIMITED

     , 1995
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The table below sets forth the expenses expected to be incurred by the Registrant in connection with the issuance and distribution of the shares of Common Stock to be registered hereby, other than underwriting discounts and commissions.

   Commission Registration Fee...................................... $  118,966
   National Association of Securities Dealers, Inc. Filing Fee......     30,500
   NYSE Listing Fee.................................................    110,800
   Printing and Engraving Expenses*.................................    325,000
   Blue Sky Fees and Expenses*......................................     20,000
   Legal Fees and Expenses*.........................................    165,000
   Engineering Fees and Expenses*...................................    175,000
   Accounting Fees and Expenses*....................................    200,000
   Miscellaneous*...................................................    104,734
                                                                     ----------
   Total*........................................................... $1,250,000
                                                                     ==========

--------

* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant's Restated Articles of Incorporation provide that, to the fullest extent permitted by Texas law, directors of the Registrant will not be liable to the Registrant or its shareholders for monetary damages for any act or omission occurring in their capacity as a director. Texas law does not currently authorize the elimination or limitation of the liability of a director to the extent the director is found liable for (i) any breach of the director's duty of loyalty to the Registrant or its shareholders, (ii) acts or omissions not in good faith that constitute a breach of duty of the director to the Registrant or which involve intentional misconduct or a knowing violation of law, (iii) transactions from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office or (iv) acts or omissions for which the liability of a director is expressly provided by an applicable statute.

  The Registrant's Bylaws grant mandatory indemnification to directors and officers of the Registrant to the fullest extent authorized under the Texas Business Corporation Act (the "TBCA"). Under the TCBA, a Texas corporation may in general indemnify a director or officer who was, is or is threatened to be made a named defendant or respondent in a proceeding by virtue of his position in the corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of criminal proceedings, had no reasonable cause to believe his conduct was unlawful. Further, a Texas corporation may indemnify a director or officer in an action brought by or in the right of the corporation only if such director or officer was not found liable to the corporation, unless or only to the extent that a court finds him to be fairly and reasonably entitled to indemnity for such expenses as the court deems proper, within statutory limits.

  The above discussion of the Registrant's Restated Articles of Incorporation and Bylaws and of the TBCA is not intended to be exhaustive and is qualified in its entirety by the Restated Articles of Incorporation and Bylaws and the TBCA.

  Reference is made to the Form of Underwriting Agreement filed as Exhibit 1.1, which provides for indemnification in certain instances by the Underwriters of the directors and officers of the Registrant signing the Registration Statement, and of certain controlling persons of the Registrant, against certain liabilities, including certain liabilities arising under the Securities Act.

  The Registrant maintains director and officer liability insurance providing insurance protection for specified liabilities under specified terms.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER  EXHIBIT DESCRIPTION
 ------- -------------------
  1.1    Form of Underwriting Agreement
  4.1    Form of Common Stock Certificate (1)
  5      Opinion of Jackson & Walker, L.L.P.
 10.1    Enserch Exploration, Inc. 1994 Stock Incentive Plan (1)
 10.3    Lease Agreement for Garden Banks 388-1 between Registrant and Enserch
         Exploration, Inc. (Delaware) (1)
 10.4    Lease Agreement for Garden Banks 388-2 between Registrant and Enserch
         Exploration, Inc. (Delaware) (1)
 10.5    Lease Agreement for Mississippi Canyon 441 between Registrant and
         Enserch Exploration, Inc. (Delaware) (1)
 10.6    Participation Agreement between EP Operating Limited Partnership and
         Mobil Producing Texas & New Mexico Inc. (1)
 10.7    Stock Purchase Agreement dated as of April 12, 1995, By and Between
         PG&E Enterprises, as Seller, and Registrant, as Buyer (2)
 10.8    Letter Agreement regarding intercompany loans effective January 1,
         1995, between Registrant and ENSERCH Corporation (3)
 10.9    Natural Gas Sales and Purchase Contract between EP Operating Limited
         Partnership and Enserch Gas Company, each effective March 1, 1993 (3)
 10.10   Natural Gas Sales and Purchase Contract between EP Operating Limited
         Partnership and Enserch Gas Company, effective March 1, 1993, and amendment effective November 1, 1994 (3)
 10.11   Agency Agreement between EP Operating Limited Partnership and Enserch
         Gas Company effective March 1, 1993 (3)
 10.12   Gas Purchase Contract between EP Operating Company and Lone Star Gas
         Company, a division of ENSERCH Corporation, dated January 1, 1988,
         Amendatory Agreement dated June 1, 1990, Amendatory Agreement dated
         July 1, 1992 and Letter Amendment dated August 30, 1993, filed as
         Exhibit 10.5 to Registrant's Form 10-K for the year ended December 31,
         1994, which exhibit is hereby incorporated herein by reference.
 10.13   Enserch Exploration, Inc. 1994 Stock Incentive Plan included as
         Exhibit 10.1 to the Registrant's Registration Statement on Form S-4
         (No. 33-56792).
 10.14   Performance Incentive Plan--Calendar Year 1995 included as Exhibit
         10.7 to Registrant's Annual Report on Form 10-K for the year ended
         December 31, 1994 and incorporated herein by reference.
 10.15   ENSERCH Corporation Deferred Compensation Plan and Amendment No. 1
         dated March 28, 1995, included as Exhibit 10.8 to Registrant's Annual
         Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.
 10.16   ENSERCH Corporation Deferred Compensation Trust, included as Exhibit
         10.9 to Registrant's Annual Report on Form 10-K for the year ended
         December 31, 1994 and incorporated herein by reference.
 10.17   ENSERCH Corporation Retirement Income Restoration Plan and Amendment
         No. 1 thereto dated September 30, 1994 included as Exhibit 10.10 to
         Registrant's Annual Report on Form 10--K for the year ended December
         31, 1994 and incorporated herein by reference.
 10.18   ENSERCH Corporation Retirement Income Restoration Trust, included as
         Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

 EXHIBIT
 NUMBER  EXHIBIT DESCRIPTION
 ------- -------------------
 10.19   Credit Agreement among Enserch Exploration, Inc. as Borrower, Texas
         Commerce Bank National Association, as Administrative Agent, The Chase
         Manhattan Bank, N.A., as Syndication Agent, Chemical Bank, as Auction
         Agent and The Lenders now or hereafter Parties hereto dated as of May
         1, 1995
 10.20   Employment Agreement of J. T. Williams dated June 8, 1995
 10.21   Tax Sharing Agreement between ENSERCH Corporation and Enserch
         Exploration, Inc.
 10.22   Amended and Restated Limited Liability Company Agreement of MIStS
         Issuer L.L.C. dated August 4, 1995
 23.1    Consents of Deloitte & Touche LLP
 23.2    Consent of Arthur Andersen LLP (2)
 23.3    Consent of Jackson & Walker, L.L.P. (included in its opinion filed as
         Exhibit 5)
 23.4    Consent of DeGolyer and MacNaughton
 23.5    Consent of Netherland, Sewell & Associates, Inc. (3)
 24.1    Powers of Attorney--included on page II-4 of this Registration
         Statement (3)
 27.1    Restated Financial Data Schedule

--------

(1) Filed as an exhibit to the Registrant's Registration Statement No. 33-56791 on Form S-4 which exhibit is hereby incorporated herein by reference.

(2) Filed as an exhibit to the ENSERCH Corporation Current Report on Form 8-K dated May 26, 1995, which exhibit is incorporated herein by reference.

(3) Previously filed with this Registration Statement.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF DALLAS, STATE OF TEXAS ON THE 18TH DAY OF AUGUST, 1995.

                                          Enserch Exploration, Inc.

                                          By /s/        D.W. Biegler
                                             ----------------------------------
                                                 D.W. BIEGLER, CHAIRMAN

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-60461 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

   SIGNATURE AND TITLE                                    DATE
   -------------------                                    ----
D.W. Biegler, Chairman and Director,
J.T. Williams, Vice Chairman, Chief
Executive Officer and Director
(Principal Executive Officer),
Gary J. Junco, President, Chief
Operating Officer and Director,
F.S. Addy, Director,
B.A. Bridgewater, Jr., Director,                    August 18, 1995
J.P. McCormick, Senior Vice
President and Chief Financial
Officer Principal Financial Officer
and
J.W. Pinkerton, Vice President and
Controller, Principal Accounting
Officer


By    /s/ D.W. Biegler
   -----------------------------

   D.W. BIEGLER,INDIVIDUALLY AND AS
        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER  EXHIBIT DESCRIPTION                                           NUMBER
 ------- -------------------                                         ----------
   1.1   Form of Underwriting Agreement
   4.1   Form of Common Stock Certificate (1)
   5     Opinion of Jackson & Walker, L.L.P.
  10.1   Enserch Exploration, Inc. 1994 Stock Incentive Plan (1)
  10.3   Lease Agreement for Garden Banks 388-1 between Registrant
         and Enserch Exploration, Inc. (Delaware) (1)
  10.4   Lease Agreement for Garden Banks 388-2 between Registrant
         and Enserch Exploration, Inc. (Delaware) (1)
  10.5   Lease Agreement for Mississippi Canyon 441 between
         Registrant and Enserch Exploration, Inc. (Delaware) (1)
  10.6   Participation Agreement between EP Operating Limited
         Partnership and Mobil Producing Texas & New Mexico Inc.
         (1)
  10.7   Stock Purchase Agreement dated as of April 12, 1995, By
         and Between PG&E Enterprises, as Seller, and Registrant,
         as Buyer (2)
  10.8   Letter Agreement regarding intercompany loans effective
         January 1, 1995, between Registrant and ENSERCH
         Corporation (3)
  10.9   Natural Gas Sales and Purchase Contract between EP
         Operating Limited Partnership and Enserch Gas Company,
         each effective March 1, 1993 (3)
  10.10  Natural Gas Sales and Purchase Contract between EP
         Operating Limited Partnership and Enserch Gas Company,
         effective March 1, 1993, and amendment effective November
         1, 1994 (3)
  10.11  Agency Agreement between EP Operating Limited Partnership and Enserch Gas Company effective March 1, 1993 (3)
  10.12  Gas Purchase Contract between EP Operating Company and
         Lone Star Gas Company, a division of ENSERCH Corporation,
         dated January 1, 1988, Amendatory Agreement dated June 1,
         1990, Amendatory Agreement dated July 1, 1992 and Letter
         Amendment dated August 30, 1993, filed as Exhibit 10.5 to
         Registrant's Form 10-K for the year ended December 31,
         1994, which exhibit is hereby incorporated herein by
         reference.
  10.13  Enserch Exploration, Inc. 1994 Stock Incentive Plan
         included as Exhibit 10.1 to the Registrant's Registration
         Statement on Form S-4 (No. 33-56792).
  10.14  Performance Incentive Plan--Calendar Year 1995 included as Exhibit 10.7 to Registrant's Annual Report on Form 10-
         K for the year ended December 31, 1994 and incorporated
         herein by reference.
  10.15  ENSERCH Corporation Deferred Compensation Plan and
         Amendment No. 1 dated March 28, 1995, included as Exhibit
         10.8 to Registrant's Annual Report on Form 10-K for the
         year ended December 31, 1994 and incorporated herein by
         reference.
  10.16  ENSERCH Corporation Deferred Compensation Trust, included as Exhibit 10.9 to Registrant's Annual Report on Form 10-
         K for the year ended December 31, 1994 and incorporated
         herein by reference.
  10.17  ENSERCH Corporation Retirement Income Restoration Plan
         and Amendment No. 1 thereto dated September 30, 1994
         included as Exhibit 10.10 to Registrant's Annual Report
         on Form 10--K for the year ended December 31, 1994 and
         incorporated herein by reference.
  10.18  ENSERCH Corporation Retirement Income Restoration Trust,
         included as Exhibit 10.11 to Registrant's Annual Report
         on Form 10-K for the year ended December 31, 1994 and
         incorporated herein by reference.

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER  EXHIBIT DESCRIPTION                                           NUMBER
 ------- -------------------                                         ----------
  10.19  Credit Agreement among Enserch Exploration, Inc. as
         Borrower, Texas Commerce Bank National Association, as
         Administrative Agent, The Chase Manhattan Bank, N.A., as
         Syndication Agent, Chemical Bank, as Auction Agent and
         The Lenders now or hereafter Parties hereto dated as of
         May 1, 1995
  10.20  Employment Agreement of J. T. Williams dated June 8, 1995
  10.21  Tax Sharing Agreement between ENSERCH Corporation and
         Enserch Exploration, Inc.
  10.22  Amended and Restated Limited Liability Company Agreement
         of MIStS Issuer L.L.C. dated August 4, 1995
  23.1   Consents of Deloitte & Touche LLP
  23.2   Consent of Arthur Andersen LLP (3)
  23.3   Consent of Jackson & Walker, L.L.P. (included in its
         opinion filed as Exhibit 5)
  23.4   Consent of DeGolyer and MacNaughton
  23.5   Consent of Netherland, Sewell & Associates, Inc. (3)
  24.1   Powers of Attorney--included on page II-4 of this
         Registration Statement (3)
  27.1   Restated Financial Data Schedule

--------

(1) Filed as an exhibit to the Registrant's Registration Statement No. 33-56791 on Form S-4 which exhibit is hereby incorporated herein by reference.

(2) Filed as an exhibit to the ENSERCH Corporation Current Report on Form 8-K dated May 26, 1995, which exhibit is incorporated herein by reference.

(3) Previously filed with this Registration Statement.